                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                    FORM S-4
                             Registration Statement
                                     Under
                           THE SECURITIES ACT OF 1933
                                ----------------
                               CONCORD EFS, INC.
             (Exact Name of Registrant as Specified in its Charter)
         Delaware                    6099                    04-2462252
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial            Identification No.)
     Incorporation or        Classification Code
      Organization)                Number)
                            2525 Horizon Lake Drive
                                   Suite 120
                            Memphis, Tennessee 38133
                                 (901) 371-8000
   (Address and telephone number of Registrant's principal executive offices)
                                Edward T. Haslam
                            Chief Financial Officer
                               Concord EFS, Inc.
                            2525 Horizon Lake Drive
                                   Suite 120
                            Memphis, Tennessee 38133
                                 (901) 371-8000
           (Name, address and telephone number of agent for service)
                                ----------------
                                   Copies to:
             Imad I. Qasim                         William R. Kunkel
            Sidley & Austin               Skadden, Arps, Slate, Meagher & Flom
             Bank One Plaza                            (Illinois)
        10 South Dearborn Street                  333 W. Wacker Drive
        Chicago, Illinois 60603                        Suite 2100
                                ----------------Chicago, Illinois 60606

   Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and the effective time of the proposed merger of SWCI Acquisition Corp., a wholly owned subsidiary of the Registrant, with and into Cash Station, Inc., as described herein.
   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Proposed         Proposed
                                 Amount        Maximum          Maximum
  Title of each Class of         to be      Offering Price     Aggregate         Amount of
Securities to be Registered    Registered    Per Unit (1)  Offering Price (1) Registration Fee
----------------------------------------------------------------------------------------------
Common Stock, $0.33 1/3
 par value.............        2,800,000        $2.26          $6,328,704        $1,670.78

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of determining the registration fee. Calculated in accordance with Rule 457(f), based on the book value of the shares of Cash Station common stock to be exchanged in the Merger computed as of April 30, 2000. The Proposed Maximum Offering Price Per Unit assumes that 2,500,006 shares of Concord common stock are issued, based upon an exchange ratio of 2.6982 and a total of 926,546 shares of Cash Station common stock outstanding.
                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               CASH STATION, INC.
                             200 South Wacker Drive
                                   Suite 1000
                            Chicago, Illinois 60606

                                                                          , 2000

Dear Stockholder:

   You are cordially invited to attend the special meeting of stockholders of
Cash Station, Inc., to be held on           day,             , 2000, at 10:00
a.m. at                       .

   Cash Station, Inc. and Concord EFS, Inc. entered into a merger agreement dated as of April 12, 2000. Under that agreement, a newly formed subsidiary of Concord will be merged with and into Cash Station, and Cash Station will survive as a direct wholly owned subsidiary of Concord. Your Board of Directors is giving this proxy statement and prospectus to you to solicit your proxy to vote for approval and adoption of the merger agreement, for exempting the transactions contemplated thereby from Article VIII of Cash Station's by-laws and for approval of the grants of certain executive cash awards.

   If we complete the merger, each share of Cash Station common stock that you own will be converted into shares of Concord common stock, unless you exercise appraisal rights under Delaware law. We will determine the number of shares of Concord common stock into which each share of Cash Station common stock will be converted immediately prior to completion of the merger according to formulas specified in the merger agreement and described in the attached materials. If the merger agreement is approved and all other conditions described in the merger agreement have been met or, where permissible, waived, the merger is expected to occur as soon as possible after the special meeting. There is no public trading market for Cash Station common stock. Concord common stock is quoted on the Nasdaq National Market System under the symbol "CEFT."

   After careful consideration, your Board of Directors has unanimously determined that the merger is fair to and in the best interests of Cash Station and its stockholders and unanimously recommends that Cash Station stockholders vote to approve and adopt the merger agreement, to exempt the transactions contemplated thereby from Article VIII of Cash Station's by-laws and to approve the grants of the executive cash awards.

   The accompanying proxy statement and prospectus describes the terms and conditions of the merger agreement and includes, as Annex A, the complete text of the merger agreement. I urge you to read the enclosed materials carefully for a complete description of the merger. Whether or not you plan to attend the special meeting in person and regardless of the number of shares you own, please complete, sign, date and return the enclosed proxy card as promptly as possible. I look forward to seeing you at the special meeting.

                                          Sincerely,

                                          Stephen S. Cole
                                          President and Chief Executive
                                           Officer

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of Concord common stock to be issued under this proxy statement and prospectus or passed upon the adequacy or accuracy of this proxy statement and prospectus. Any representation to the contrary is a criminal offense.

   This proxy statement and prospectus is dated June 14, 2000, and is first
being mailed to Cash Station stockholders on or about June   , 2000.

                               CASH STATION, INC.
                             200 South Wacker Drive
                                   Suite 1000
                            Chicago, Illinois 60606

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON             , 2000

TO THE STOCKHOLDERS OF CASH STATION, INC.:

   A special meeting of stockholders of Cash Station, Inc. will be held on
       day,               , 2000, at                    , commencing at 10:00
a.m., for the following purposes:

     (1) To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger dated as of April 12, 2000, among Cash Station, Concord EFS, Inc., and SWCI Acquisition Corp., a direct wholly owned subsidiary of Concord, a copy of which is attached as Annex A to the proxy statement and prospectus accompanying this notice.

     (2) To consider and vote on a proposal to exempt the transactions contemplated by the Agreement and Plan of Merger from Article VIII of Cash Station's by-laws.

     (3) To consider and vote on a proposal to approve the grants of certain executive cash awards.

     (4) To consider and transact such other business as may properly be brought before the special meeting or any adjournment thereof.

   After careful consideration, your Board of Directors has unanimously determined that the merger is fair to and in the best interests of Cash Station and its stockholders. THE CASH STATION BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, FOR AN EXEMPTION TO ARTICLE VIII OF CASH STATION'S BY-LAWS FOR THE TRANSACTIONS CONTEMPLATED THEREBY AND FOR APPROVAL OF THE GRANTS OF THE EXECUTIVE CASH AWARDS. We urge you to read the accompanying proxy statement and prospectus carefully for a description of the merger agreement.

   Stockholders of Cash Station beneficially holding, as of the record date, in the aggregate approximately 69% of the outstanding shares of Cash Station common stock have agreed to vote all of their shares in favor of the approval and adoption of the merger agreement. Consequently, approval and adoption of the merger agreement by Cash Station stockholders is assured.

   Pursuant to the merger agreement, holders of Cash Station common stock are entitled to appraisal rights in connection with the merger, in accordance with Delaware law.

   The record date for determining the stockholders who will receive notice of
and be entitled to vote at the special meeting is June   , 2000. You may
examine a list of the Cash Station stockholders who are entitled to vote at the special meeting during ordinary business hours at Cash Station's principal offices for the ten days prior to the special meeting.

                                          By Order of the Board of Directors,

                                          James H. Hayes
                                          Assistant Secretary

Chicago, Illinois
June   , 2000

   Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card promptly in the enclosed postage-paid envelope. Stockholders who attend the special meeting may revoke their proxies and vote in person if they desire. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARDS AT THIS TIME. Do not send in your stock certificates until you receive a letter of transmittal.

                               TABLE OF CONTENTS

SUMMARY............................................    1
 The Companies.....................................    1
 What You Will Receive in the Merger...............    2
 The Special Meeting...............................    2
 Stockholder Agreements............................    2
 Cash Station's Reasons for the
  Merger...........................................    3
 Interests of Certain Persons in the
  Merger...........................................    3
 Regulatory Approvals..............................    4
 Conditions to the Merger..........................    4
 Termination of the Merger Agreement...............    5
 No Solicitation of Competing
  Transactions.....................................    5
 Appraisal Rights..................................    5
 Certain United States Federal Income
  Tax Consequences.................................    6
 Accounting Treatment..............................    6
 Forward-Looking Statements May Prove
  Inaccurate; Risk Factors.........................    6
  Certain United States Federal Income
   Tax Consequences................................   20
  Accounting Treatment.............................   21
  Federal Securities Law Consequences..............   21
  Certain Other Effects of the Merger..............   21
  Forward-Looking Statements May Prove
   Inaccurate; Risk Factors........................   22

 THE MERGER AGREEMENT..............................   22
  The Merger.......................................   22
  Structure of the Merger..........................   22
  Conversion and Exchange of
   Securities......................................   23
  Effective Time...................................   23
  Representations and Warranties...................   23
  Business of Cash Station Pending the
   Merger and Other Agreements.....................   25
  No Solicitation by Cash Station..................   26
  Additional Agreements of Concord and
   Cash Station....................................   27
  Fees and Expenses; Termination Fee...............   27
  Employee Benefit Plans...........................   28
  Directors' and Officers' Insurance
   and Indemnification.............................   28
  MAC Advisory Committees..........................   28
  What Is Needed to Complete the
   Merger..........................................   29
  Termination of the Merger Agreement..............   30
  Waiver and Amendment of the Merger
   Agreement.......................................   31

SUMMARY SELECTED FINANCIAL DATA....................    8
 Selected Historical Financial Data of
  Cash Station.....................................    8
 Selected Historical Consolidated
  Financial Data of Concord........................    9
 Comparative Per Share Data........................   10
 Comparative Market Price Data.....................   11

THE SPECIAL MEETING................................   12
 General...........................................   12
 Matters to Be Considered at the
  Special Meeting..................................   12
 Record Date.......................................   12
 Quorum............................................   12
 Required Vote.....................................   12
 Proxies...........................................   13
 Solicitation of Proxies...........................   13

 STOCKHOLDER AGREEMENTS............................   32

 REGULATORY MATTERS................................   33


THE MERGER.........................................   14
 Background of the Merger..........................   14
 Cash Station's Reasons for the
  Merger; Recommendation of the Cash
  Station Board of Directors.......................   15
 Executive Cash Awards.............................   17
 Interests of Certain Persons in the
  Merger; Conflicts of Interest....................   17
 Form of the Merger................................   18
 Merger Consideration..............................   19
 Procedures for Exchange of Cash
  Station Common Stock Certificates................   19
 BUSINESS OF CONCORD...............................   33

 RECENT DEVELOPMENTS...............................   33

 INFORMATION ABOUT CASH STATION....................   34
  Business of Cash Station.........................   34
  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations...................................   34
  Results of Operations............................   34
  Liquidity and Capital Resources..................   36
  Quantitative and Qualitative
   Disclosures About Market Risk...................   36
  Voting Securities and Principal
   Holders Thereof.................................   36

 DESCRIPTION OF CONCORD CAPITAL STOCK..............   37

COMPARISON OF RIGHTS OF CASH STATION
 STOCKHOLDERS AND CONCORD
 STOCKHOLDERS........................   39
 Size of the Board and Qualifications
  of Directors.......................   39
 Board Meetings......................   39
 Removal of Directors................   39
 Action by Committees................   39
 Amendments to the Charter...........   39
 Amendments to the By-laws...........   40
 Restrictions on Adoption of a Plan
  of Merger..........................   40
 Restrictions on Eligibility to be a
  Stockholder........................   40
 Restrictions on Special Meetings of
  the Stockholders...................   40
 Notice of Meetings..................   40
 Membership..........................   40
 Transfer Restrictions...............   41
 Transactions with Interested
  Stockholders.......................   41

APPRAISAL RIGHTS OF DISSENTING
 STOCKHOLDERS OF CASH STATION........   42

EXPERTS..............................   44

LEGAL OPINIONS.......................   44

WHERE YOU CAN FIND MORE INFORMATION..   44
 Concord SEC Filings (File No. 0-
  13848).............................   45

CASH STATION FINANCIAL STATEMENTS....  F-1
Annex A Agreement and Plan of Merger
Annex B Form of Stockholder Agreement
Annex C Section 262 of the Delaware
       General Corporation Law
Annex D Fairness Opinion of First
       Annapolis Capital, Inc.

                                    SUMMARY

   This Summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred. See "Where You Can Find More Information" (page 44). We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this Summary.

   In the merger, SWCI Acquisition Corp., a newly formed subsidiary of Concord, will merge with and into Cash Station. Cash Station will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Concord. You will receive Concord common stock in exchange for your shares of Cash Station common stock.

   The merger agreement is attached as Annex A to this document. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

The Companies

Cash Station, Inc.
200 South Wacker Drive
Suite 1000
Chicago, Illinois 60606
(312) 977-1150

   Cash Station is a member-owned electronic funds transfer network and full service provider of a variety of electronic delivery products and electronic funds transfer (EFT) processing services. Cash Station operates the Cash Station(R) Network, a regional online debit network providing cardholder access to automated teller machines (ATMs) and point of sale (POS) terminals at financial institutions and retail locations throughout the Chicago metropolitan area and greater Illinois.

   Cash Station, which is headquartered in Chicago, Illinois, was founded in 1981 as a Delaware not-for-profit corporation, and in 1993 was converted into a Delaware stock corporation. For further information concerning Cash Station, see "--Selected Historical Financial Data of Cash Station" and "INFORMATION ABOUT CASH STATION."

Concord EFS, Inc.
2525 Horizon Lake Drive
Suite 120
Memphis, Tennessee 38133
(901) 371-8000

   Concord is a fully integrated leading provider of electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis. Concord focuses on marketing its services to supermarket chains and multiple lane retailers, financial institutions, petroleum and convenience stores, grocery stores, the trucking industry and other retailers. Its primary activity is merchant card services, in which Concord provides integrated electronic transaction services for credit card, debit card and electronic benefits transfer (EBT) card transactions. These transaction services include data capture, authorization and settlement services for over 400,000 point-of-sale terminals. Concord also provides ATM services, consisting of owning and operating the MAC(R)-branded EFT network and processing for approximately 39,000 ATMs nationwide, of which it owns approximately 1,000.

   For further information concerning Concord, see "--Selected Historical Financial Data of Concord," "BUSINESS OF CONCORD," and "WHERE YOU CAN FIND MORE INFORMATION."

SWCI Acquisition Corp.
2525 Horizon Lake Drive
Suite 120
Memphis, Tennessee 38133
(901) 371-8000

   SWCI Acquisition Corp. is a company formed by Concord on February 28, 2000 solely for use in the merger.

What You Will Receive in the Merger (page 17)

   As a result of the merger, unless you exercise appraisal rights under Delaware law, each share of Cash Station common stock that you own will be converted into the number of shares of Concord common stock determined in accordance with the merger agreement. Thus, holders of Cash Station common stock should expect to receive approximately 2.6982 shares of Concord common stock for each share of Cash Station common stock held.

   The table below sets forth an example of the exchange of shares of Cash Station common stock into shares of Concord common stock as a result of the merger, based on the closing price of Concord's common stock on June 13, 2000:

-------------------------------------------------------------------------------------
Example of Exchange Values:
-------------------------------------------------------------------------------------
 If you own 100           You will receive this                 You will receive this
 shares of Cash           many shares of                        amount of cash in
 Station:                 Concord Common                        lieu of fractional
                          Stock                                 shares
-------------------------------------------------------------------------------------
 Common Stock                      269                                 $22.04

   The example above has been calculated on a fully-diluted basis based upon 926,546 shares of Cash Station common stock being exchanged in the merger. If the total amount of Cash Station stock outstanding as of the merger is greater than 926,546, on a fully-diluted basis, the exchange ratio will be reduced accordingly. In addition, subject to the next sentence, if Concord's average price over a specified period of time prior to the closing of the merger is less than $22.40, then the exchange ratio will be adjusted such that the number of shares of Concord common stock issued will have an aggregate value of $56 million. If Concord's average price over that period of time is less than $20.00, then (i) the exchange ratio will be adjusted so that a total of 2.8 million shares of Concord common stock are issued, and (ii) Cash Station will have the right to terminate the merger agreement instead of accepting the 2.8 million shares.

   The cash in lieu of fractional share amounts listed in the previous table are only examples, as these numbers will be based on the per share Concord closing price on the date on which the merger occurs.

The Special Meeting (page 11)

   At the special meeting, the holders of Cash Station common stock will be asked to approve and adopt the merger agreement, to exempt the transactions contemplated thereby from Article VIII of Cash Station's by-laws and to approve the grants of the executive cash awards described in this proxy statement. The
close of business on June   , 2000 is the record date for determining whether
you are entitled to vote at the special meeting. At that date, there were 926,546 shares of Cash Station common stock outstanding. Each share is entitled to one vote at the special meeting.

   The vote of two-thirds of the outstanding shares of Cash Station common stock is required to approve and adopt the merger agreement. The vote of two-thirds of the outstanding shares of Cash Station common stock represented at the meeting is required to exempt the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws. The vote of 75% of the outstanding shares of Cash Station common stock is required to approve the grants of the executive cash awards.

Stockholder Agreements (page 32)

   As a condition to Concord's willingness to enter into the merger agreement, Concord has entered into separate stockholder agreements with certain of Cash Station's stockholders. These stockholders have agreed, without any additional consideration being paid to them, to vote all of their shares in favor of the merger. Stockholders owning, as of the record date, 635,018 shares of Cash Station common stock, representing approximately 69% of the shares of common stock then outstanding, have entered into such voting agreements with Concord.

   APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE CASH STATION STOCKHOLDERS IS THEREFORE ASSURED. HOWEVER, BECAUSE THERE ARE OTHER CONDITIONS TO CLOSING THAT HAVE NOT YET BEEN FULFILLED, CLOSING OF THE MERGER IS NOT ASSURED.

Cash Station's Reasons for the Merger (page 14)

   The Cash Station Board unanimously approved the merger agreement and the merger and recommends that you vote to approve and adopt the merger agreement. The Cash Station Board believes that the merger is fair to and in the best interests of Cash Station and its stockholders. In reaching its decision, the Cash Station Board considered a number of factors, including the following:

  . trend of consolidation among regional EFT networks which result in competitive efficiencies and the Board's belief in the necessity of Cash Station's participating in this consolidation;

  . the ability of the merger to provide Cash Station with extensive geographic coverage and the financial reources for extensive research and development of new products;

  . the ability of the merger to provide Cash Station with the human resources necessary to continue to provide high quality customer service at competitive prices;

  . the ability of Cash Station members to obtain guarantees that certain network fees will not, on a per transaction basis assuming current volume, be increased for three years;

  . the change in Cash Station's business model from a financial institution participant-owned organization to an investor-owned corporation in which Cash Station's stockholders as a group would own, immediately following the merger, less than 1.5% of the outstanding stock of Concord;

  . the consideration to be received by Cash Station stockholders; and

  . the fact that no other party had submitted to Cash Station a proposal as attractive as the transaction proposed by Concord, either as to price or as to other terms and conditions.

   To review Cash Station's reasons for the merger in greater detail, see "THE MERGER--Cash Station's Reasons for the Merger; Recommendation of the Cash Station Board of Directors."

Interests of Certain Persons in the Merger (page 16)

   In considering the recommendation of the Cash Station Board regarding the merger, you should be aware of the interests that certain officers and directors of Cash Station have in the merger that are different from your and their interests as stockholders.

   The current officers and directors of Cash Station will be indemnified by Concord with respect to acts or omissions occurring at or prior to the time of the merger, to the same extent as such persons are presently indemnified.

   Cash Station's change of control/employment agreements with Stephen S. Cole, its President and Chief Executive Officer, James H. Hayes, its Executive Vice President and General Counsel, and G. Kirk Ergang, Jr., its Senior Vice President of Systems and Operations, have provisions that obligate Cash Station to provide them with certain benefits and change of control compensation as a result of the merger. Under these agreements, the foregoing individuals will receive in the aggregate $1,117,960 at closing and an additional $833,260 one year from closing (or earlier if Concord terminates the executives' employment without cause). The amounts to be paid at closing include amounts payable under Cash Station's deferred compensation plan as described below.

   Cash Station's change of control/employment agreements with Kate Coleman, its Senior Vice President of Planning, Marketing and Sales, and Stephen M. Fluegge, its Vice President of Finance, have provisions that obligate Cash Station to provide them with certain benefits and change of control compensation if they are terminated other than for cause or resign from their positions following assignment to them of duties inconsistent with the duties provided in those agreements or following an unreasonable diminution in such duties.

   Certain members of the Cash Station management team will receive options to acquire an aggregate of 85,000 shares of Concord common stock under existing Concord stock option plans.

   The Board of Directors of Cash Station has authorized and approved cash awards in the aggregate amount of $2 million to Messrs. Cole, Hayes and Ergang and Ms. Coleman in connection with the merger. Such cash awards were made expressly contingent on the closing of the merger and the approval of such awards by holders of not less than 75% of the outstanding shares of Cash Station common stock as required to avoid the negative tax consequences of Section 280G of the Internal Revenue Code. The payment or non-payment of the cash awards will not affect the consideration to be received by Cash Station's stockholders.

   Additionally, the five foregoing individuals will remain officers of the new company and cash awards in the aggregate amount of approximately $356,000 under Cash Station's deferred compensation plan will be payable to such persons as a result of the change of control associated with the merger.

   The Cash Station Board recognized all the interests described above and concluded that these interests did not detract from the fairness of the merger to the Cash Station stockholders. Please refer to page 16 for more information concerning the interests of Cash Station's directors and officers. See "THE MERGER--Interests of Certain Persons in the Merger; Conflicts of Interest."

Regulatory Approvals (page 33)

   In order to consummate the merger, regulatory approval under the Bank Holding Company Act of 1956 must be obtained, the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must be terminated or expired and Cash Station must have received confirmation from certain regulatory agencies regarding the ability of Cash Station's national bank stockholders and Illinois state bank stockholders to acquire Concord's common stock in connection with the merger. In addition, the parties must comply with applicable Federal and state securities and corporate laws.

Conditions to the Merger (page 28)

   Concord and Cash Station are not obligated to complete the merger unless a number of conditions are satisfied or waived by them. These include the following:

  . the holders of two-thirds of the outstanding shares of Cash Station common stock must vote to approve and adopt the merger agreement and to exempt the transactions contemplated thereby from Article VIII of Cash Station's by-laws;

  . the relevant governmental authorities and other third parties must approve the merger;

  . there must be no law, injunction or order that prohibits the merger;

  . Cash Station, Concord and SWCI Acquisition Corp. must perform, in all material respects, all of their obligations under the merger agreement;

  . with certain exceptions, Concord and Cash Station must each certify to the other that its representations and warranties contained in the merger agreement are true and correct, in all material respects;

  . a registration statement on Form S-4 regarding the shares of Concord common stock to be issued in the merger shall be declared effective (Cash Station may waive this condition after October 31, 2000 only in certain limited circumstances);

  . the shares of Concord common stock to be issued in the merger and not previously listed must be authorized for quotation on the Nasdaq National Market System (Nasdaq);

  . Concord and Cash Station must each receive an opinion from its respective tax counsel that, among other things, the merger will qualify for U.S. federal income tax purposes as a tax-free reorganization;

  . Concord and Cash Station must each receive a pooling letter from its independent auditors that it is eligible to be a party to a business combination accounted for as a pooling of interests and that, in the case of Concord, the merger will qualify for pooling of interests accounting;

  . no more than 5% of the holders of shares of Cash Station common stock must have exercised appraisal rights;

  . certain executives shall be employed by Cash Station at the closing under negotiated employment agreements;

  . Cash Station must certify to Concord that it has not received notice of termination (or experienced actual termination) of participation agreements from participants who accounted for $100,000 or more of Cash Station's February 2000 network revenue; and

  . other customary contractual conditions specified in the merger agreement must be satisfied.

The party entitled to the benefit of some of these conditions may waive these conditions. Neither Concord nor Cash Station can make assurances that the conditions will be satisfied or waived or that the merger will occur. See "THE MERGER--What is Needed to Complete the Merger."

Termination of the Merger Agreement (page 31)

   Cash Station and Concord can agree at any time to terminate the merger agreement without completing the merger, and the merger agreement may be terminated by either company if any of the following occurs:

  . either party materially breaches any of its representations, warranties or obligations under the merger agreement and does not cure such breach within 30 business days of receiving notice of it;

  . the merger is not completed by October 31, 2000, except that if the required regulatory approvals are not obtained by this date, then either party may extend the date to April 11, 2001; or

  . a court or other governmental authority permanently prohibits the merger.

   Cash Station may also terminate the merger agreement if, after all of the closing conditions have been satisfied or waived, Concord's average price over a specified period of time prior to the closing of the merger is less than $20.

   In addition, Concord may terminate the merger agreement if any of the following occurs:

  . Cash Station stockholders do not approve the merger;

  . the Cash Station Board fails to recommend or modifies or withdraws its recommendation in favor of the merger or its declaration that the merger is fair to and in the best interest of Cash Station's stockholders;

  . if prior to Cash Station's stockholder meeting any other person or entity becomes the beneficial owner of 10% or more of the shares of Cash Station common stock unless all shares held by such person are or become subject to a stockholder agreement; or

  . if the Cash Station Board recommends in favor of any acquisition proposal other than the merger with Concord or resolves to do so.

If Concord terminates the merger agreement for any of these reasons, Cash Station has agreed to reimburse Concord for all reasonable out-of-pocket fees and expenses, up to an aggregate amount of $500,000. In addition, Cash Station has agreed to pay a termination fee of 3% of the aggregate value of the shares of Concord common stock to be provided to stockholders of Cash Station, promptly following the termination, if Concord terminates the merger agreement
(i) for the first reason specified above and an acquisition proposal from any third party existed between the date of the merger agreement with Concord and the date of Cash Station's stockholder meeting and, within twelve months after the termination an acquisition event occurs with a third party or Cash Station enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an acquisition event with a third party, or (ii) for any of the other reasons specified above. See "THE MERGER AGREEMENT--Fees and Expenses." (page 27)

No Solicitation of Competing Transactions (page 26)

   The merger agreement restricts Cash Station's ability to solicit, encourage or enter into any alternative acquisition transactions with third parties. Cash Station must promptly notify Concord if it receives offers or proposals for any such alternative transactions.

Appraisal Rights (page 42)

   IF YOU OBJECT TO THE MERGER, DELAWARE LAW PERMITS YOU TO SEEK RELIEF AS A DISSENTING STOCKHOLDER

AND HAVE THE "FAIR VALUE" OF YOUR SHARES OF CASH STATION COMMON STOCK DETERMINED BY A COURT AND PAID TO YOU IN CASH.

   If you are a Cash Station stockholder and wish to dissent, you must deliver to Cash Station, prior to the taking of the vote on the merger at the special meeting, a written demand for appraisal of your shares. A proxy or vote against the merger is not sufficient to make this demand. You also must not vote in favor of the merger agreement. To not vote in favor of the merger agreement, you can do any of the following:

  . vote "no" at the special meeting, either in person or by proxy;

  . abstain from voting;

  . fail to vote; or

  . revoke a duly executed proxy that contains a vote in favor of the merger or contains no voting instructions.

The provisions of Delaware law relating to the exercise of appraisal rights are complicated and failure to strictly adhere to such provisions may terminate or waive your appraisal rights. Therefore, if you decide to exercise your appraisal rights to obtain an appraisal of the fair value of your shares, you may wish to consult with a qualified attorney.

A copy of Section 262 of the Delaware General Corporation Law, which governs this process, is attached as Annex C to this proxy statement and prospectus.

Certain United States Federal Income Tax Consequences (page 19)

   It is a condition to complete the merger that Cash Station and Concord each receive an opinion of its respective tax counsel. The opinion of tax counsel must conclude, based on certain assumptions and representations of the parties regarding the facts existing at the effective time of the merger, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

   Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor to understand fully the tax consequences of the merger to you. See "THE MERGER--Certain United States Federal Income Tax Consequences." (page 19)

Accounting Treatment (page 20)

   Concord expects to account for the merger as a pooling of interests.

Forward-Looking Statements May Prove Inaccurate; Risk Factors (page 20)

   Concord and Cash Station have made forward-looking statements in this document and in documents to which we have referred you. These statements are subject to risks and uncertainties, and we cannot assure you that such statements will prove to be correct. Forward-looking statements include assumptions as to how Concord and Cash Station may perform in the future. You will find many of these statements in the following sections:

  . ""THE MERGER--Reasons for the Merger; Recommendation of the Cash Station
    Board of Directors." (page 14)

  . ""INFORMATION ABOUT CASH STATION--Management's Discussion and Analysis of
    Financial Condition and Results of Operation." (page 34)

Also, when we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "likely," "will," "should" or similar expressions, we are making forward-looking statements. For these statements, Concord and Cash Station claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that some important factors, in addition to those discussed elsewhere in this document and in the documents which we incorporate by reference, could affect the future results of Concord and Cash Station and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include: the loss of key personnel or inability to attract additional qualified personnel; changes in card association rules or fees; restrictions on surcharging or a decline in the deployment of ATMs; dependence on VISA and MasterCard registrations; the credit risk of merchant customers; susceptibility to fraud at the merchant level; receiving lower price volumes from higher volume merchants; increasing competition; the loss of key customers; continued consolidation in the banking and retail industries; risks related to acquisitions; changes in rules and regulations governing financial institutions; the inability to remain current with rapid technological change; dependence on third-party vendors; the imposition of additional state taxes; volatility of Concord's stock price; and a significant delay in the expected completion of the merger. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                        SUMMARY SELECTED FINANCIAL DATA

               Selected Historical Financial Data of Cash Station
                     (In thousands, except per share data)

   Cash Station is providing the following financial information to help you in your analysis of the financial aspects of the merger. The annual selected historical financial data presented below for fiscal years 1995, 1996, 1997, 1998 and 1999 have been derived from Cash Station's audited financial statements. The interim selected historical financial data presented below have been derived from Cash Station's unaudited financial statements. As this information is only a summary, it should be read in conjunction with Cash Station's historical financial statements (and related notes). See "CASH STATION FINANCIAL STATEMENTS."

                                                                  Three months
                                                                   ended March
                                  Year Ended December 31,              31,
                           -------------------------------------- -------------
                            1995   1996    1997    1998    1999    1999   2000
                           ------ ------- ------- ------- ------- ------ ------
Income Statement Data:
Revenue................... $8,259 $10,889 $13,845 $16,121 $17,974 $4,279 $4,676
Cost of operations........  3,258   4,024   5,684   6,916   7,801  1,889  2,236
Operating expenses........  3,932   4,948   6,006   7,144   7,720  2,136  2,074
                           ------ ------- ------- ------- ------- ------ ------
Operating income..........  1,069   1,917   2,155   2,061   2,453    254    366
Other income..............     88      88     376     161     582     34    147
Other expenses............    442      22     277     393     708     67    288
                           ------ ------- ------- ------- ------- ------ ------
Income before taxes.......    715   1,983   2,254   1,829   2,327    221    225
Income taxes..............    319     784     903     777   1,104     82     95
                           ------ ------- ------- ------- ------- ------ ------
Net income................ $  396 $ 1,199 $ 1,351 $ 1,052 $ 1,223 $  139 $  130
                           ====== ======= ======= ======= ======= ====== ======
Basic earnings per share.. $ 0.41 $  1.24 $  1.40 $  1.11 $  1.30 $ 0.15 $ 0.14
                           ====== ======= ======= ======= ======= ====== ======
Weighted Average Shares...    973     971     965     951     943    951    927
                           ====== ======= ======= ======= ======= ====== ======
Balance Sheet Data:
Working capital........... $  719 $ 1,751 $ 2,843 $ 4,010 $ 5,213 $4,072 $5,339
Total assets..............  3,405   4,617   6,721   7,991   8,763  7,260  9,418
Long-term debt............    --      --      --      --      --     --     --
Total stockholders'
 equity...................  1,555   2,751   4,046   5,098   6,201  5,237  6,327

           Selected Historical Consolidated Financial Data of Concord
                     (In thousands, except per share data)

   Concord is providing the following financial information to help you in your analysis of the financial aspects of the merger. The annual selected historical consolidated financial data presented below have been derived from Concord's audited consolidated financial statements. The interim selected historical consolidated financial data presented below have been derived from Concord's unaudited consolidated financial statements. As this information is only a summary, it should be read in conjunction with Concord's historical consolidated financial statements (and related notes) contained in the annual reports and other information that Concord has filed with the Securities and Exchange Commission (SEC), which are incorporated by reference into this proxy statement and prospectus.

                                                                            Three months ended
                                     Year Ended December 31,                     March 31,
                          ------------------------------------------------- --------------------
                            1995      1996      1997      1998      1999      1999       2000
                          --------  --------  --------  -------- ---------- --------  ----------
Income Statement Data:
Revenue.................  $295,552  $355,459  $493,969  $650,426 $  871,968 $178,046  $  257,768
Cost of operations......   197,394   241,273   344,457   459,291    623,589  126,535     193,263
Selling, general and
 administrative
 expenses...............    47,907    42,811    50,540    52,925     53,606   12,805      12,524
Acquisition and
 restructuring charges..       --        --        --        --      36,189   34,810         776
                          --------  --------  --------  -------- ---------- --------  ----------
Operating income........    50,251    71,375    98,972   138,210    158,584    3,896      51,205
Interest income
 (expense), net.........   (13,766)  (10,296)   (1,789)    3,712     16,096    1,732       7,081
                          --------  --------  --------  -------- ---------- --------  ----------
Income before taxes.....    36,485    61,079    97,183   141,922    174,680    5,628      58,286
Income taxes............    15,627    23,347    37,771    51,918     65,932    6,969      20,697
                          --------  --------  --------  -------- ---------- --------  ----------
Net income (loss).......  $ 20,858  $ 37,732  $ 59,412  $ 90,004 $  108,748 $ (1,341) $   37,589
                          ========  ========  ========  ======== ========== ========  ==========
Basic earnings (loss)
 per share..............  $   0.12  $   0.21  $   0.30  $   0.46 $     0.53 $  (0.01) $     0.18
                          ========  ========  ========  ======== ========== ========  ==========
Diluted earnings (loss)
 per share..............  $   0.12  $   0.21  $   0.30  $   0.44 $     0.51 $  (0.01) $     0.17
                          ========  ========  ========  ======== ========== ========  ==========
Net income (loss).......  $ 20,858  $ 37,732  $ 59,412  $ 90,004 $  108,748 $ (1,341) $   37,589
                          ========  ========  ========  ======== ========== ========  ==========
Pro forma provision
 (benefit) for
 CPS income taxes.......       --        --        (98)      458      2,484      519         260
                          --------  --------  --------  -------- ---------- --------  ----------
Pro forma net income
 (loss).................  $ 20,858  $ 37,732  $ 59,510  $ 89,546 $  106,264 $ (1,860) $   37,329
                          ========  ========  ========  ======== ========== ========  ==========
Pro forma basic earnings
 (loss) per share.......  $   0.12  $   0.21  $   0.30  $   0.45 $     0.52 $  (0.01) $     0.18
                          ========  ========  ========  ======== ========== ========  ==========
Pro forma diluted
 earnings (loss) per
 share..................  $   0.12  $   0.21  $   0.30  $   0.44 $     0.50 $  (0.01) $     0.17
                          ========  ========  ========  ======== ========== ========  ==========
Weighted average shares.   169,622   174,437   196,113   197,764    205,372  198,246     212,165
                          ========  ========  ========  ======== ========== ========  ==========
Adjusted weighted
 average shares and
 assumed conversions....   175,281   180,284   201,131   204,146    212,617  205,850     217,498
Balance Sheet Data:
Working capital.........  $ 32,911  $ 69,860  $148,987  $271,546 $  511,536 $290,236  $  535,295
Total assets............   396,144   554,462   619,196   785,209  1,102,881  821,099   1,114,512
Long-term debt, less
 current maturities.....   175,978   150,561   153,329   173,000     75,000  173,750      75,000
Total stockholders'
 equity.................    45,339   182,126   260,544   360,567    705,149  363,257     774,760

   The selected historical consolidated financial data has been restated for 1997, 1998 and 1999 to reflect the business combination of Concord and Card Payment Systems, Inc. (CPS) on January 31, 2000, which was accounted for as a pooling of interests; periods prior to 1997 were not restated as CPS was organized in 1997. CPS was an S-Corporation for tax purposes prior to its merger with Concord. As such, the former owners of CPS rather than CPS were responsible for income taxes for the periods prior to the merger. The results of operations include pro forma income taxes that would have been required if CPS had been a C-Corporation. Net income per share has been restated for all periods presented to reflect all stock splits.

Comparative Per Share Data

   The following table presents historical and pro forma per share data of Cash Station and Concord. The data presented below should be read in conjunction with the historical consolidated financial statements of Concord, which are incorporated by reference in this document, and of Cash Station, which are provided under "CASH STATION FINANCIAL STATEMENTS" on page F-1. Earnings per share data are calculated using the diluted weighted average of shares outstanding, while book value per share is calculated using the outstanding shares at period end. Using the reference average Concord closing price of $23.90 per share of Concord common stock and assuming the exchange of 926,546 shares of Cash Station common stock in the merger, approximately 2.5 million shares of Concord common stock will be issuable in the merger resulting in an exchange ratio of 2.6982 shares of Concord common stock for each share of Cash Station common stock in the merger. The Concord pro forma combined per share data assume the exchange of shares of Cash Station common stock into shares of Concord common stock in the merger at an exchange ratio of 2.6982. The Cash Station pro forma equivalent per share data is calculated by multiplying the reference Concord pro forma combined per share data by the hypothetical exchange ratio of 2.6982.

                                                                        Three
                                                       Year Ended      Months
                                                     December 31,(1)    Ended
                                                    ----------------- March 31,
                                                    1997  1998  1999    2000
                                                    ----- ----- ----- ---------
Concord Historical:
Earnings per common share, assuming dilution
 including pro forma taxes for CPS................. $0.30 $0.44 $0.50   $0.17
Dividends per common share, net                       --    --    --      --
Cash Station Historical:
Earnings per common share, assuming dilution.......  1.40  1.11  1.30    0.14
Dividends per common share, net                       --    --    --      --
Concord Pro Forma Combined (2):
Earnings per common share, assuming dilution.......  0.30  0.44  0.50    0.17
Dividends per common share, net                       --    --    --      --
Cash Station Pro Forma Equivalent:
Earnings per common share, assuming dilution.......  0.81  1.19  1.35    0.46
Dividends per common share, net                       --    --    --      --

                                                             As of       As of
                                                          December 31, March 31,
                                                              1999       2000
                                                          ------------ ---------
Book Value Per Share
Concord Historical.......................................    $3.32       $3.42
Cash Station Historical..................................    $6.68       $6.83
Concord Pro Forma Combined(2)............................    $3.31       $3.41
Cash Station Pro Forma Equivalent........................    $8.93       $9.20

--------
(1) Per share data of Concord have been restated to reflect all stock splits.
(2) The pro forma combined net earnings per share for the three months in the period ended March 31, 2000 and for each of the years ended December 31, 1997, 1998, and 1999, respectively, illustrates the results as if the merger had occurred on the first day of each fiscal period. The pro forma combined per share data have been included for illustrative purposes only and do not reflect any cost savings and other synergies anticipated by Concord's management as a result of the merger. The pro forma combined per share data are not necessarily indicative of the results of operations or financial position that would have occurred had the merger been consummated at the dates indicated, nor are they necessarily indicative of future results of operations or financial position of the merged companies.

Comparative Market Price Data

   Concord. Concord common stock is traded on Nasdaq under the symbol "CEFT." Concord has never paid cash dividends and has no plans to do so in the future. The following table presents certain historical trading and dividend declaration information for Concord common stock.

                                                                     Concord
                                                                  Common Stock
                                                                       (1)
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
Year Ended December 31, 2000
Second Quarter (through June 8, 2000)............................ $27.50 $18.94
First Quarter....................................................  27.00  16.25
Year Ended December 31, 1999
Fourth Quarter................................................... $33.00 $20.06
Third Quarter....................................................  27.38  20.25
Second Quarter...................................................  28.21  19.08
First Quarter....................................................  27.25  17.00
Year Ended December 31, 1998
Fourth Quarter................................................... $28.25 $12.67
Third Quarter....................................................  18.83  12.92
Second Quarter...................................................  17.67  12.67
First Quarter....................................................  15.63   8.87

--------
(1) The common stock prices have been restated to reflect all stocks splits.

   On April 12, 2000, the last trading day prior to the public announcement of the merger agreement, the last sale price of Concord common stock, as reported by Nasdaq, was $21.06. On June 13, 2000, the last trading date prior to the date of this proxy statement and prospectus, the last sale price of Concord common stock, as reported by Nasdaq, was $26.88.

   THE MARKET PRICE OF CONCORD COMMON STOCK FLUCTUATES AND YOU ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR CONCORD COMMON STOCK.

   Cash Station. Because there is no established trading market for shares of any class of Cash Station stock, information with respect to market prices of Cash Station stock and the equivalent per share market prices of Concord common stock have been omitted.

                              THE SPECIAL MEETING

General

   This proxy statement and prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors of Cash Station, Inc. for use at the special meeting of holders of Cash Station common stock. This proxy statement and prospectus, the attached Notice of Special Meeting of Stockholders and the enclosed form of proxy are first being mailed to
stockholders of Cash Station on or about June   , 2000.

Matters to Be Considered at the Special Meeting

   At the Cash Station special meeting, holders of Cash Station common stock will be asked to consider and vote on (i) a proposal to approve and adopt the merger and the merger agreement, (ii) a proposal to exempt the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws and (iii) a proposal to approve the grants of executive cash awards made by the Board of Directors in connection with the transaction.

   After careful consideration, the Cash Station Board has unanimously determined that the merger is fair to and in the best interests of Cash Station and its stockholders. THE CASH STATION BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF CASH STATION COMMON STOCK VOTE TO (i) APPROVE AND ADOPT THE MERGER AGREEMENT, (ii) EXEMPT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT FROM ARTICLE VIII OF CASH STATION'S BY-LAWS, AND (iii) APPROVE THE GRANTS OF THE EXECUTIVE CASH AWARDS MADE BY THE BOARD OF DIRECTORS IN CONNECTION WITH THE TRANSACTION.

Record Date

   The Cash Station Board has fixed the close of business on June   , 2000 as
the record date for the determination of the stockholders entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were 926,546 shares of Cash Station common stock outstanding. No other voting securities of Cash Station are outstanding. Each holder of Cash Station common stock is entitled to one vote for each share of Cash Station common stock held as of the record date.

   As of the record date, none of the individual directors or executive officers of Cash Station beneficially owned any outstanding shares of Cash Station common stock. The directors as of the time the merger agreement was approved were employees of stockholders of Cash Station owning in the aggregate approximately 69% of the shares of common stock then outstanding.

Quorum

   The presence at the special meeting, in person or by proxy, of the holders of the majority of outstanding shares of Cash Station common stock constitutes a quorum for the transaction of business at the special meeting. Abstentions and non-votes will be considered present at the special meeting for the purpose of determining the presence of a quorum. If a quorum should not be present, the special meeting may be adjourned from time to time until a quorum is obtained.

Required Vote

   Assuming a quorum is present, the affirmative vote of the holders of two-thirds of the outstanding shares of Cash Station common stock is required to approve and adopt the merger agreement. Assuming a quorum is present, the affirmative vote of the holders of two-thirds of the outstanding shares of Cash Station common stock represented at the meeting is required to exempt the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws. Assuming a quorum is present, the affirmative vote of the holders of 75% of the outstanding shares of Cash Station common stock is required to approve the grants of the executive cash awards. Abstentions and non-votes will have the same effect as a vote against the approval and adoption of the merger agreement, against exemption of the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws and against approval of the grants of the executive cash awards.

   As a condition of Concord's willingness to enter into the merger agreement, certain stockholders of Cash Station have entered into stockholder agreements with Concord, each dated as of April 12, 2000. Under the stockholder agreements, each of these stockholders has agreed, without any additional consideration being paid to it, to vote all of the shares of Cash Station common stock held by it in favor of approving and adopting the merger agreement. As of the record date, these stockholders in the aggregate beneficially held 635,018 (approximately 69%) of the outstanding shares of Cash Station common stock.

   APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE CASH STATION STOCKHOLDERS IS THEREFORE ASSURED. HOWEVER, BECAUSE THERE ARE OTHER CONDITIONS TO CLOSING THAT HAVE NOT YET BEEN FULFILLED, CLOSING OF THE MERGER IS NOT ASSURED.

   ALTHOUGH APPROVAL OF THE MERGER AGREEMENT IS ASSURED, YOUR VOTE IS VERY IMPORTANT FOR APPROVAL OF THE GRANTS OF THE EXECUTIVE CASH AWARDS.

Proxies

   This proxy statement and prospectus is accompanied by a form of proxy to be used at the Cash Station special meeting. Cash Station stockholders are requested to complete, sign and date the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Cash Station.

   Shares of Cash Station common stock represented by properly executed proxies will, unless revoked, be voted in accordance with the instructions indicated or, if no instructions are indicated, will be voted for approval and adoption of the merger agreement, for exemption of the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws and for approval of the grants of the executive cash awards, and in the best judgment of the individuals named in the proxy on any other matters which may properly come before the special meeting.

   You may revoke any proxy you have given at any time prior to its being voted by filing a notice of revocation or a duly executed proxy bearing a later date with the Secretary of Cash Station. You may also revoke your proxy by attending the special meeting and voting in person.

   You may abstain from voting by properly marking the "ABSTAIN" box on the proposal from which you wish to abstain. Your abstention will be counted as present for the purpose of determining the existence of a quorum. Abstentions will have the same effect as a vote against the approval and adoption of the merger agreement, against exemption of the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws and against approval of the grants of the executive cash awards.

Solicitation of Proxies

   Proxies are being solicited by and on behalf of the Cash Station Board. It is estimated that less than $10,000 will be spent in connection with the solicitation of Cash Station's stockholders. Cash Station will bear the cost of the solicitation of proxies from its stockholders. Concord and Cash Station will share equally all expenses related to printing and filing this proxy statement and prospectus and all the Securities and Exchange Commission and other regulatory filing fees incurred in connection with this proxy statement and prospectus. See "THE MERGER AGREEMENT -- Fees and Expenses." In addition to soliciting proxies by mail, officers, directors and employees of Cash Station, without receiving additional compensation, may solicit proxies by telephone, in person or by other means.

                                   THE MERGER

Background of the Merger

   The past several years have been a period of substantial and rapid change in the electronic funds transfer industry, characterized by, among other things, intensifying competition and increased consolidation. During this period, the Board of Directors of Cash Station has periodically reviewed its strategic alternatives and taken various steps to maintain and enhance its long term competitive positions and profitability in the face of these changing regulatory and market conditions.

   During the late summer and fall of 1999, the Cash Station Board began a series of discussions concerning strategic alternatives available to Cash Station in light of the trends and developments in the industry and Cash Station's market. The Cash Station Board determined that it would be in the best interest of Cash Station stockholders to actively explore strategic alternatives. In this regard, the Cash Station Board retained First Annapolis Capital, Inc. as its financial advisor to explore strategic alternatives, including, to solicit the interest of potential partners with suitable financial strength, stock price performance, prospects, industry experience and reputation, service quality, geographical location and other factors, in entering into a business combination with Cash Station. First Annapolis prepared a Confidential Offering Memorandum to use in the process of soliciting expressions of interest from electronic funds transfer companies and other potential candidates with respect to a possible strategic alliance with Cash Station.

   In early November 1999, First Annapolis contacted Concord and other companies considered to be potential candidates to discuss a possible business combination with Cash Station. First Annapolis provided each interested party that executed a confidentiality agreement with a copy of the Confidential Offering Memorandum and supplemental materials.

   The Cash Station Board met on November 12, 1999, to review the status of the process and approved the continuation of First Annapolis' efforts. The Cash Station Board at that time also approved the recommendation of the Compensation Committee and the Executive Committee to award certain executive cash awards to management in recognition of the extraordinary value management had created for Cash Station's stockholders. See "--Executive Cash Awards" below.

   Several of the transaction candidates submitted first round bids to Cash Station on November 22 and 23, 1999. Of the candidates submitting bids, Concord and three other candidates met with the management of Cash Station and conducted due diligence. The due diligence was substantially completed on December 6, 1999.

   The Cash Station Board met on December 13, 1999, and, among other things, reviewed the company's strategic options and discussed the process, potential strategic partners and related issues. The Cash Station Board also requested additional information regarding possible strategic partners, particularly with respect to those indicating a desire to offer stock in their company in exchange for shares of Cash Station. The Cash Station Board then authorized management and Cash Station's advisors to proceed with the process of soliciting definitive offers from the various candidates.

   On December 13, 1999, bid instructions and proposed merger agreements were issued to the remaining candidates. Cash Station received offers from two of the remaining candidates, including Concord, on or about December 20, 1999. Another candidate submitted an unsolicited offer several weeks later.

   The Cash Station Board met with its advisors and senior management on December 27, 1999, and, among other things, reviewed the results of the second round of bids that had been received, including the extent to which such bids addressed the evaluation criteria for strategic partners previously agreed to by the Cash Station Board. The Cash Station Board also reviewed the tax, accounting and holding period implications of the bids, and authorized management and Cash Station's advisors to proceed with reverse due diligence, management meetings and negotiations with Concord.

   During early January, 2000, management of Concord and Cash Station, and their respective advisors, met to further discuss the acquisition of Cash Station by Concord and the terms of Concord's December 20, 1999 offer. Pursuant thereto, Concord submitted a revised offer to Cash Station on January 7, 2000.

   On January 10, 2000, the Cash Station Board and senior management of Cash Station met and reviewed the discussions that had taken place to date with Concord and the proposed merger, including the prospects for Concord's future performance and the advisability of the proposed merger in light of existing business, economic, competitive and regulatory conditions. Following discussions between the directors, the Cash Station Board authorized senior management, with the assistance of Cash Station's advisors, to negotiate a definitive merger agreement with Concord to present to the Board for approval.

   Discussions and negotiations continued to be held by management of Concord and Cash Station, and their respective advisors, with respect to the terms of the proposed merger throughout January, February, March and April. The Cash Station Board met with Cash Station's senior management and advisors at various times during such negotiations to review the proceedings and advise senior management on certain terms and issues.

   On February 25, 2000, the Cash Station Board, together with its advisors and senior management, reviewed the discussions which senior management had with Concord and the proposed terms of the merger agreement. Following such discussions, First Annapolis delivered its opinion to the Cash Station Board that the consideration to be received by the Cash Station stockholders as a result of the merger was fair to such stockholders from a financial point of view and presented and described the information on which its opinion was based, which information was sent to the Board in advance. Following the delivery of such opinion, the Cash Station Board unanimously determined that the merger was in the best interests of the Cash Station stockholders and unanimously approved the merger agreement and the other documents contemplated by the merger agreement.

   On April 4, 2000, the Cash Station Board, together with its advisors and senior management, again met and reviewed the new discussions which senior management had with Concord and the proposed changes to the structure of the merger and the terms of the merger agreement. Following such discussions, First Annapolis rendered its oral opinion to the Cash Station Board that the adjusted consideration to be received by the Cash Station stockholders as a result of the merger was fair to such stockholders from a financial point of view. Following such confirmation, the Cash Station Board unanimously determined that the revised merger was in the best interests of the Cash Station stockholders and unanimously approved the revised merger agreement and the other documents contemplated by the merger agreement.

   The merger agreement and other documents contemplated by the merger agreement were executed by authorized officers of Concord and Cash Station on April 12, 2000.

   On April 12, 2000, Cash Station and Concord entered into agreements with certain executive officers of Cash Station providing for their continued employment with Cash Station prior to and following the merger. See "THE MERGER--Interests of Certain Persons in the Merger; Conflicts of Interest."

   The execution of the merger agreement was publicly announced on April 13, 2000.

Cash Station's Reasons for the Merger; Recommendation of the Cash Station Board of Directors

   The Cash Station Board believes the merger will be beneficial to Cash Station and in the best interests of the stockholders and that its stockholders should vote FOR the merger.

   The merger has been recommended by the Board of Directors of Cash Station in response to several developments with regard to the business environment of Cash Station. The Cash Station Board believes that the environment for shared ATM and POS services in the Midwest requires that consolidation occur among networks such as Cash Station.

   The Board has observed a clear trend of consolidation among regional EFT networks over the past ten years (such as last year's merger of the Star and Honor networks and last year's acquisition by the NYCE network of the Magic Line network). Because fixed costs constitute a major part of network costs, competitive efficiencies on a per-transaction basis can be obtained through consolidation by increasing the total number of transactions in relation to such fixed costs. The Board of Directors of Cash Station believes that Cash Station must participate in this consolidation trend to achieve these economics of scale.

   The Cash Station Board believes that the consolidation of Cash Station and Concord will provide Cash Station with extensive geographic coverage and generate the financial resources for extensive research and development of new products along with the human resources needed to provide high quality customer service at competitive prices. Furthermore, because fixed costs constitute a major part of network costs, consolidation is expected to achieve competitive efficiencies on a per-transaction basis by increasing the total number of transactions in relation to such fixed costs.

   By participating in the consolidation with Concord, Cash Station's stockholders and members may enhance the ability to ensure continuation of the basic Cash Station goal of providing highest quality member services at competitive prices. In addition, Cash Station members are assured, and can sign processing agreements to guarantee, that certain of their network service fees will not, on a per transaction basis assuming current volume, be increased for a period of three years.

   In approving the merger, the Board recognized that the merger will result in a change of Cash Station's business model from a financial institution participant-owned organization to an investor-owned corporation and that there is little history or experience of EFT networks being owned by investors other than participant financial institutions. The Board noted that, immediately following the merger, Cash Station's stockholders as a group would own less than 1.5% of the outstanding stock of Concord, and would therefore have significantly reduced influence over the Cash Station network's operations. In the Board's view, these risks were outweighed by the benefits of the merger, including the consideration offered by Concord and the economies of scale and other benefits to be realized.

   In approving the merger, the merger agreement and the other transactions contemplated thereby with Concord, as opposed to other bidders, the Cash Station Board also considered other factors including:

  . the presentations and views expressed by the management of Cash Station regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of Cash Station, including if Cash Station were to remain independent; (b) the conditions in the electronic funds transfer industry and risks and opportunities of operating as an independent company; (c) the fact that no other party had submitted to Cash Station a proposal as attractive as the transaction proposed by Concord, either as to price or as to other terms and conditions; and (d) the recommendation of the merger by the management of Cash Station;

  . the fact that in view of the discussions held with various parties and the number and identity of parties contacted, First Annapolis and the management of Cash Station believed it was unlikely that in the near term any other party would propose an acquisition or strategic business combination that would be more favorable to Cash Station and its stockholders than the merger;

  . the presentations of First Annapolis at the meetings of the Cash Station
    Board held on February 25 and April 4, 2000, and the opinion of First Annapolis, dated April 12, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be received by the Cash Station stockholders pursuant to the merger was fair to such holders from a financial point of view. The full text of the written opinion of First Annapolis, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is included as Annex D to this proxy statement and prospectus and is incorporated herein by reference. The opinion of First Annapolis is directed only to the fairness, from a financial point of view, of the consideration to be received in the merger by Cash Station stockholders and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should vote to approve and adopt the merger agreement. Cash Station stockholders are urged to read such opinion carefully in its entirety;

  . valuations based on premiums paid in comparable acquisition transactions and a discounted cash flow analysis of Cash Station's business;

  . the extensive arms-length negotiations between Cash Station, and its advisors on behalf of Cash Station, and Concord leading to the belief of the Cash Station Board that the exchange ratio represented the highest price per Cash Station share that could be negotiated with Concord;

  . a review of the strategic alternatives available to Cash Station, none of which the Cash Station Board or management of Cash Station believed to be as favorable to Cash Station's stockholders as the merger;

  . the provisions of the merger agreement;

  . the consents and approvals required to consummate the merger and the favorable prospects for receiving all such consents and approvals; and

  . that the consummation of the merger would provide the opportunity for stockholders to participate in any future growth and profits of Cash Station through their ownership of Concord common stock.

The foregoing discussion of information and factors considered and given weight by the Cash Station Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Cash Station Board. In view of the variety of factors considered in connection with its evaluation of the merger, the Cash Station Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of Cash Station's Board may have given different weights to different factors.

   The Cash Station Board has unanimously approved and adopted the merger agreement and unanimously recommends that you vote to adopt the merger agreement and approve the merger.

   Article VIII of Cash Station's by-laws contain certain restrictions on the transfer and ownership of Cash Station common stock. A condition to the parties' obligations to effect the merger is that the transactions contemplated by the merger agreement shall have been exempted from these provisions of Cash Station's by-laws. The Cash Station Board unanimously recommends that you vote to exempt the transactions contemplated by the merger agreement from Article VIII of Cash Station's by-laws.

Executive Cash Awards

   At the Cash Station Board meeting on November 12, 1999, the Cash Station Board approved the recommendation of the Compensation Committee and the Executive Committee to grant certain members of Cash Station's senior management cash awards in connection with a sale of Cash Station. The executive cash awards would be equal, in the aggregate, to $2.0 million and are to be provided to management in recognition of the extraordinary value management has created for Cash Station's stockholders. Given that the transaction is structured as a stock-for-stock exchange, with all cash remaining in Cash Station and no adjustments based on the amount of such cash, the payment or non-payment of the executive cash awards will not affect the consideration to be received by Cash Station's stockholders.

   The Cash Station Board unanimously voted to grant the executive cash awards and unanimously recommends that you vote to approve those awards.

Interests of Certain Persons in the Merger; Conflicts of Interest

   In considering the recommendation of the Cash Station Board with respect to the merger, stockholders of Cash Station should be aware that certain members of Cash Station's management have certain interests in the merger. The Cash Station Board was aware of these possible conflicts of interest and carefully considered them in reaching its determination that the merger was fair to the stockholders of Cash Station.

   The current officers and directors of Cash Station will be indemnified by Concord with respect to acts or omissions of these persons occurring at or prior to the completion of the merger, to the same extent as these persons presently are indemnified under Cash Station's charter documents.

   Cash Station has change of control/employment agreements with Stephen S. Cole, its President and Chief Executive Officer, James H. Hayes, its Executive Vice President and General Counsel, and G. Kirk Ergang, Jr., its Senior Vice President of Operations and Systems which have provisions that obligate Cash Station to provide such executives with change of control compensation, equal to $1,951,220 in the aggregate, as a result of the merger plus certain other benefits. Under these agreements, these individuals will receive in the aggregate $1,117,960 at closing and an additional $833,260 in the aggregate one year from closing (or earlier if Concord terminates the executives' employment without cause). The amounts to be paid at closing include amounts payable under Cash Station's deferred compensation plan as described below. In connection with the merger, and at the request of Concord, the foregoing persons agreed to defer a portion of the change of control payment to which they otherwise may have become entitled and to make other modifications to their existing contracts, including the addition of non-competition clauses which will exist for up to 18 months after the closing date. The foregoing members of the Cash Station management team will also receive options, which vest over four years, to acquire an aggregate of 85,000 shares of Concord common stock under existing Concord stock option plans after the completion of the merger.

   Cash Station's change of control/employment agreements with Kate Coleman, its Senior Vice President of Planning, Marketing and Sales, and Stephen M. Fluegge, its Vice President of Finance, have provisions that obligate Cash Station to provide certain benefits and change of control compensation if such executives are terminated other than for cause or resign from their positions following assignment to the executive of duties inconsistent with the duties provided in that agreement or following an unreasonable diminution in such duties.

   In addition, the Board of Directors of Cash Station has agreed to make cash awards in the aggregate amount of $2 million to Messrs. Cole, Hayes and Ergang and Ms. Coleman in connection with the merger. Such cash awards were made expressly contingent on the closing of the merger and the approval of such awards by holders of not less than 75% of the outstanding shares of Cash Station common stock as required to avoid the negative tax consequences of
Section 280G of the Internal Revenue Code.

   Additionally, the five foregoing individuals will remain officers of the surviving corporation and cash awards in the aggregate amount of approximately $356,000 under Cash Station's deferred compensation plan will be payable to such persons as a result of the change of control associated with the merger.

   The merger agreement provides that the officers of Cash Station immediately prior to the Effective Time (as defined in the Merger Agreement), with the exception of the offices held by non-employee officers (e.g., Chairman of the Board), will become the officers of the surviving corporation.

   Messrs. Cole, Hayes, Ergang and Fluegge and Ms. Coleman are participants in Cash Station's deferred compensation plan, first adopted with respect to calendar year 1996. Awards made under the plan but not yet payable will become payable at closing as a result of the change of control. The amount of such awards payable to Messrs. Cole, Hayes and Ergang are included in the change of control payments described above.

Form of the Merger

   If the holders of Cash Station common stock approve and adopt the merger agreement and all other conditions to the merger are satisfied or waived, SWCI Acquisition Corp. will be merged with and into Cash Station. Cash Station will be the surviving corporation after the merger and will become a direct wholly owned subsidiary of Concord. Concord and Cash Station anticipate that the merger will occur as promptly as practicable after the special meeting, with the filing of a Certificate of Merger with the Delaware Secretary of State.

Merger Consideration

   The merger agreement provides that, upon consummation of the merger, as consideration for the merger, each share of Cash Station common stock (other than shares owned by Cash Station which will be canceled, or any shares for which appraisal rights have been validly asserted) will be converted into shares of Concord common stock according to the provisions of the merger agreement.

   The merger consideration is generally intended to provide 2.5 million shares of Concord common stock to the holders of Cash Station common stock. Based upon the number of outstanding shares of Cash Station common stock as of the date of the merger agreement, on a fully-diluted basis, each share of Cash Station common stock outstanding would be converted into the right to receive 2.6982 shares of Concord common stock. A greater number of shares of Cash Station common stock outstanding as of the merger will result in a lower exchange ratio. The merger consideration is also generally intended to provide a minimum value to holders of Cash Station common stock. This is accomplished through an adjustment to the exchange ratio set forth above. If Concord's average price per share is less than $22.40 but at least $20.00, then the exchange ratio will be adjusted so that the number of shares of Concord common stock to be provided in the merger will have an aggregate value of $56 million. However, if Concord's average price is less than $20.00 then, instead of the adjustment specified in the previous sentence, the exchange ratio will be adjusted so that a total of 2.8 million shares of Concord common stock will be provided in the merger. In addition to this adjustment, Cash Station will have the right to terminate the merger agreement rather than accept the 2.8 million shares. "Concord's average price" means the weighted average (based upon trading volumes) of the high and low sales prices reported by Nasdaq for a share of Concord common stock during the 20 trading day period ending five trading days prior to the closing date scheduled for the transaction.

   If between the date of the merger agreement and the effective time of the merger Concord changes the outstanding shares of Concord common stock into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the merger agreement provides that the merger consideration paid to Cash Station stockholders will be correspondingly adjusted to the extent appropriate to reflect these changes. In lieu of fractional shares of Concord common stock, Concord will pay to each holder who would otherwise be entitled to receive a fractional share an amount in cash equal to the product of (i) the last reported sale price per share of Concord common stock, as reported by Nasdaq, on the date of the effective time of the merger, and (ii) the fractional share interest to which such holder would otherwise be entitled.

Procedures for Exchange of Cash Station Common Stock Certificates

   Concord will authorize its transfer agent to act as exchange agent. Prior to the effective time of the merger, Concord will deposit with the exchange agent, into an exchange fund, for the benefit of holders of issued and outstanding shares of Cash Station common stock, certificates representing the shares of Concord common stock issuable as a result of the merger and cash required to make payments in lieu of fractional shares.

   As soon as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal, together with exchange instructions, to the holders of record of Cash Station common stock. After receiving the letter of transmittal the Cash Station stockholders will be able to surrender their certificates to the exchange agent along with the letter of transmittal, and will receive in exchange a certificate representing the number of whole shares of Concord common stock (and cash in lieu of any fractional shares) to which they are entitled. The letter of transmittal will be accompanied by instructions specifying other details of the exchange. Cash Station stockholders should not send in their certificates until they receive a letter of transmittal.

   After the effective time of the merger and until surrendered, each certificate representing shares of Cash Station common stock will represent only the right to receive upon surrender a certificate representing shares of Concord common stock and cash in lieu of fractional shares. No dividends or other distributions declared or made on Concord common stock with a record date after the effective time and no payment in lieu of fractional shares will be paid to the holder of any unsurrendered Cash Station stock certificate until the holder of record surrenders its Cash Station stock certificate. Subject to the effect of applicable laws, after a Cash Station stockholder surrenders its Cash Station stock certificate, it will be paid, without interest, (i) at the time of surrender or as promptly as practicable thereafter, the amount of any cash payable in lieu of fractional shares of Concord common stock to which it is entitled and the amount of dividends or other distributions with a record date on or after the effective time of the merger previously paid with respect to whole shares of its Concord common stock, and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of dividends or other distributions with a record date on or after the effective time of the merger but prior to surrender and with a payment date on or after surrender payable with respect to whole shares of its Concord common stock.

   Concord and the exchange agent are entitled to deduct and withhold from the consideration otherwise payable such amounts as they are required to deduct and withhold under the Internal Revenue Code of 1986 or any provision of state, local or foreign tax law. Concord and Cash Station will treat any amounts so withheld as having been paid to the person in respect of whom such deduction and withholding was made.

Certain United States Federal Income Tax Consequences

 Generally

   The following discussion summarizes the material United States federal income tax consequences of the merger. The discussion that follows is based on and subject to the Internal Revenue Code, Treasury Regulations under the Internal Revenue Code, existing administrative interpretations and court decisions as of the date of this proxy statement and prospectus, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. The following discussion does not address the effects of the merger under any state, local or foreign tax laws.

   The tax treatment of a Cash Station stockholder may vary depending upon the stockholder's particular situation, and certain Cash Station stockholders (including financial institutions, foreign corporations, foreign partnerships and foreign trusts) may be subject to special rules not discussed below. Each Cash Station stockholder is urged to consult its tax advisor with respect to the specific tax consequences of the merger, including the effect of United States federal, state and local, and foreign and other tax rules, and the effect of possible changes in tax laws.

   It is a condition to the obligation of Concord to effect the merger that Concord receive an opinion from its counsel, Sidley & Austin, and it is a condition to the obligation of Cash Station to effect the merger that Cash Station receive an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom (Illinois), in each case to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for United States federal income tax purposes. Each of these legal opinions will be based on certain assumptions, and both Sidley & Austin and Skadden, Arps, Slate, Meagher & Flom (Illinois) will receive and rely upon representations, unverified by counsel, contained in certificates of Concord, Cash Station and possibly others. The inaccuracy of any of those assumptions or representations might jeopardize the validity of the opinions rendered.

   Assuming that the merger constitutes such a reorganization, the federal income tax consequences of the merger will be as follows:

     Tax Consequences to Concord, SWCI Acquisition and Cash Station. For federal income tax purposes, no gain or loss will be recognized by Concord, SWCI Acquisition or Cash Station as a result of the merger.

     Tax Consequences to Cash Station Stockholders. For federal income tax purposes, (i) no gain or loss will be recognized by the stockholders of Cash Station upon the conversion of their shares of Cash Station stock into shares of Concord common stock pursuant to the merger, except with respect to cash, if any, received in lieu of fractional shares of Concord common stock, (ii) the aggregate tax basis of the shares of

  Concord common stock received in exchange for shares of Cash Station stock pursuant to the merger (including a fractional share of Concord common stock for which cash is received) will be the same as the aggregate tax basis of the shares of Cash Station stock exchanged therefor, (iii) the holding period for shares of Concord common stock received in exchange for shares of Cash Station stock will include the holder's holding period for the shares of Cash Station stock exchanged therefor, provided that the shares of Cash Station stock were held as capital assets by the holder at the effective time of the merger, and (iv) a stockholder of Cash Station who receives cash in lieu of a fractional share of Concord common stock will recognize gain or loss equal to the difference, if any, between that stockholder's tax basis in the fractional share (determined under clause
  (ii) above) and the amount of cash received.

   The opinions of counsel described above will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting positions contrary to those expressed above, and no assurance can be given that contrary positions will not be asserted successfully by the Internal Revenue Service or adopted by a court if the issues are litigated. Neither Concord nor Cash Station intends to obtain a ruling from the Internal Revenue Service with respect to the tax consequences of the merger.

 Dissenting Cash Station Stockholders

   A Cash Station stockholder who receives cash upon valid exercise of dissenters' rights generally will recognize gain or loss, if any, equal to the difference between the amount of cash received and its tax basis in the shares of Cash Station stock exchanged therefor. It is possible, however, under certain circumstances for such a Cash Station stockholder to recognize ordinary income equal to the amount of cash received.

   We intend this discussion to provide only a summary of the material United States federal income tax consequences of the merger. We do not intend that it be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, as noted above, we do not address tax consequences that may vary with, or are contingent upon, individual circumstances. We strongly urge you to consult your tax advisor to determine your particular United States federal, state, local or foreign income or other tax consequences resulting from the merger, in light of your individual circumstances.

Accounting Treatment

   It is anticipated that the merger will be accounted for by Concord under the "pooling of interests" method of accounting in accordance with generally accepted accounting principles. Consummation of the merger is conditioned upon receipt at the closing of the merger by Concord and Cash Station of pooling letters from their respective independent auditors that each is eligible to be a party to a business combination accounted for as a pooling of interests. In addition, the pooling letter from Concord's independent auditors must also state that the merger will qualify for pooling of interests accounting.

Federal Securities Law Consequences

   Cash Station stockholders who are not affiliates of Cash Station before the merger will receive freely transferable shares of Concord common stock in the merger. However, shares of Concord common stock received by persons who are affiliates of Cash Station before the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933, as amended (the Securities Act) or Rule 144 under the Securities Act in the case of those persons who become affiliates of Concord after the merger, or as otherwise permitted by the Securities Act.

Certain Other Effects of the Merger

   After the merger, stockholders of Cash Station will become stockholders of Concord. Upon consummation of the merger, the rights of all former stockholders of Cash Station will be governed by the certificate of incorporation and by-laws of Concord, in addition to the applicable provisions of Delaware law. For a description of the differences between the rights of Concord and Cash Station stockholders, see "COMPARISON OF RIGHTS OF CASH STATION STOCKHOLDERS AND CONCORD STOCKHOLDERS."

Forward-Looking Statements May Prove Inaccurate; Risk Factors

   Concord and Cash Station have made forward-looking statements, as such term is used in the Private Securities Litigation Reform Act of 1995, in this document and those documents to which we have referred you. Such statements are not guarantees of future performance and are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Concord and Cash Station set forth under "-- Reasons for the Merger; Recommendation of the Cash Station Board of Directors," and "INFORMATION ABOUT CASH STATION -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and those preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "likely," "will," "should" or similar expressions. For those statements, Concord and Cash Station claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of Cash Station and Concord, and could cause those results to differ materially from those expressed in the forward-looking statements of Cash Station and Concord: the loss of key personnel or inability to attract additional qualified personnel; changes in card association rules or fees; restrictions on surcharging or a decline in the deployment of ATMs; dependence on VISA and MasterCard registrations; the credit risk of merchant customers; susceptibility to fraud at the merchant level; receiving lower price volumes from higher volume merchants; increasing competition; the loss of key customers; continued consolidation in the banking and retail industries; risks related to acquisitions; changes in rules and regulations governing financial institutions; the inability to remain current with rapid technological change; dependence on third-party vendors; the imposition of additional state taxes; the volatility of Concord's stock price; and a significant delay in the expected completion of the merger. We undertake no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future results over time.

                              THE MERGER AGREEMENT

   This section of the proxy statement and prospectus describes aspects of the merger, including the material provisions of the merger agreement. The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement. The merger agreement is attached as Annex A to this proxy statement and prospectus and is incorporated herein by reference. You are encouraged to read the merger agreement in its entirety for a fuller description of the merger.

The Merger

   The merger agreement provides that SWCI Acquisition Corp., a direct wholly owned subsidiary of Concord, will be merged with and into Cash Station at the effective time of the merger. Pursuant to the merger agreement, Cash Station will be the surviving corporation and will become a direct wholly owned subsidiary of Concord. The Cash Station Board of Directors has unanimously approved the merger agreement and the merger.

Structure of the Merger

   According to the terms and conditions of the merger agreement and the Delaware corporation laws, at the effective time of the merger, SWCI Acquisition will merge with and into Cash Station. Cash Station will continue to exist as the surviving corporation under the laws of the State of Delaware. At the effective time of the merger, SWCI Acquisition will no longer exist as a separate corporation. At the effective time of the merger, the fourth Article of the amended and restated certificate of incorporation, as amended, of Cash Station will be amended to authorize the issuance of a total of 1,000 shares of all classes of common stock, no par value. After such amendment, the certificate of incorporation of Cash Station will become the certificate of incorporation of the surviving corporation. The by-laws of SWCI Acquisition will become the by-laws of the surviving corporation at the effective time of the merger.

Conversion and Exchange of Securities

   At the effective time of the merger, each issued and outstanding share of SWCI Acquisition common stock will be converted into one share of common stock of the surviving corporation.

   At the effective time of the merger, each issued and outstanding share of Cash Station common stock (other than any shares owned by Cash Station, which will be canceled, or any shares for which appraisal rights have been validly exercised), will be converted into shares of Concord common stock according to the exchange ratio described under "THE MERGER--Merger Consideration" and cash, without interest, in lieu of fractional shares of Concord common stock.

Effective Time

   The merger will occur after all of the conditions in Article VI of the merger agreement have been fulfilled or, if permissible, waived. No later than the fifth business day after the satisfaction or waiver of the conditions in
Article VI of the merger agreement, or such other date as Concord and Cash Station may agree, the parties will hold a scheduled closing. On the day the merger occurs, a certificate of merger will be filed with the Secretary of State of the State of Delaware. The effective time of the merger will be the date and time of the filing, unless both SWCI Acquisition and Cash Station mutually agree to designate a later date of effectiveness of the merger not more than 30 days after the date the certificate of merger is filed, in which case the later date designated in the certificate of merger will be the effective time.

   Concord and Cash Station each anticipate that, if the merger is approved at the special meeting of Cash Station stockholders, it will be consummated shortly thereafter. However, if any of the conditions required to be met prior to consummation of the merger have not been so met, the closing may be delayed. There can be no assurances as to if or when the conditions required to consummate the merger will be met or that the merger will be consummated.

Representations and Warranties

   The merger agreement contains various representations of Concord, SWCI Acquisition and Cash Station. Concord and SWCI Acquisition have made representations and warranties to Cash Station regarding, among other things, the following:

  . the due organization, valid existence and good standing of Concord and SWCI Acquisition;

   .the capital structure of Concord;

  . the authorization, execution, delivery and enforceability of the merger agreement and related matters;

  . the compliance of the merger agreement with (1) Concord's certificate of incorporation and by-laws and the certificate of incorporation and by-laws of SWCI Acquisition, (2) the comparable organizational documents of any of Concord's other subsidiaries, (3) certain material agreements of Concord or any of its subsidiaries, and (4) any judgment, rule or regulation applicable to Concord or any of its subsidiaries;

  . the required governmental filings;

  . SEC documents filed since January 1, 1999, including that such filings did not, at the time they were filed, contain material misstatements or omissions;

  . the accuracy of information contained in the registration statement, of which this proxy statement and prospectus is a part, including the absence of any untrue statement of material fact or the omission of a material fact such that the statements are not misleading;

  . with certain exceptions, the absence of any material adverse changes or material losses with respect to Concord since December 31, 1999;

  . the possession and validity of all required licenses and governmental authorizations to own and operate Concord's and its subsidiaries' properties and to conduct its business as currently conducted;

  . the filing and accuracy of Concord's and its subsidiaries' tax returns;

  . with certain exceptions, the absence of any material judgments or material legal or administrative proceedings or investigations outstanding or threatened against Concord or any of its subsidiaries;

  . the absence of any material contracts not disclosed by Concord in its SEC filings;

  . the validity of the material contracts disclosed by Concord in its SEC filings;

  . compliance of certain of Concord's benefit plans with applicable law;

  . compliance with worker safety and environmental laws;

  . the absence of any collective bargaining agreement or labor contract and the absence of any unfair labor practice or material dispute with employees;

  . ownership or licensing of the intellectual property rights necessary to conduct Concord's or its subsidiaries' business as currently conducted;

  . the absence of any vote of the security holders of Concord being required by law or Concord's certificate of incorporation or by-laws;

  . the lack of any knowledge as to actions by Concord or its subsidiaries that would jeopardize the treatment of the merger as a pooling of interests for accounting purposes;

  . the lack of any knowledge as to actions by Concord or its subsidiaries that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  . the absence of any broker's or finder's fee, except as disclosed by Concord;

  . the formation and operations of SWCI Acquisition;

  . Concord's acquisition of the Cash Station common stock for investment purposes; and

  . Concord's business activities.

   Cash Station has made representations and warranties to Concord and SWCI Acquisition regarding, among other things, the following:

  . the due organization, valid existence and good standing of Cash Station;

  . the absence of any subsidiaries of Cash Station and, except as disclosed by Cash Station, the absence of any joint ventures of Cash Station;

  . the capital structure of Cash Station;

  . the authorization, execution, delivery and enforceability of the merger agreement and related matters;

  . the compliance of the merger agreement with (1) Cash Station's amended and restated certificate of incorporation and by-laws, (2) certain material agreements of Cash Station, and (3) any judgment, rule or regulation applicable to Cash Station;

  . the required governmental filings and other approvals;

  . Cash Station's financial statements, including that the financial statements have been prepared in conformity with generally accepted accounting principles and fairly present in all material respects the financial position and results of operation and cash flows of Cash Station;

  . the accuracy of information contained in the registration statements of which this proxy statement and prospectus is a part, including the absence of any untrue statement of material fact or the omission of a material fact such that the statements are not misleading;

  . since December 31, 1998, except as disclosed by Cash Station, the absence of any material adverse changes, material losses, changes in capital stock, dividends or distributions, grants of compensation increases, grants of increased severance or termination benefits, or entry into any severance, employment or termination agreement with respect to Cash Station;

  . the possession and validity of all required licenses and governmental authorizations to own and operate Cash Station's properties and to conduct its business as currently conducted;

  . the filing and accuracy of Cash Station's tax returns;

  . the absence of any material judgments or material legal or administrative proceedings or investigations outstanding or threatened against Cash Station, except as disclosed;

  . the existence and validity of Cash Station's material contracts;

  . Cash Station's employee benefit plans and related matters, including that each such plan has been operated and administered in accordance with applicable law;

  . the absence of changes in certain benefits plans as a result of the merger, except as disclosed;

  . compliance with worker safety laws and environmental laws;

  . the absence of any collective bargaining agreement or labor contract and the absence of any unfair labor practice or material dispute with employees;

  . ownership or licensing of the intellectual property rights necessary to conduct Cash Station's business as currently conducted and validity of material intellectual property rights;

  . the receipt by Cash Station of a fairness opinion in connection with the merger consideration;

  . action taken under Cash Station's by-law provisions applicable to the merger, the merger agreement and related matters;

  . the vote of Cash Station stockholders required to adopt the merger agreement;

  . the lack of any knowledge as to actions by Cash Station that would jeopardize the treatment of the merger as a pooling of interests for accounting purposes;

  . the lack of any knowledge as to actions by Cash Station that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  . the absence of any broker's or finder's fee, except as disclosed by Cash
    Station;

  . the grant of cash awards to certain executives in connection with the merger;

  . Cash Station's repurchase of shares of Cash Station common stock since
    January 1, 1999; and

  . a breakdown of Cash Station's February 2000 revenue under its participation agreements.

   All of the representations and warranties of the parties will terminate as of the effective time of the merger.

Business of Cash Station Pending the Merger and Other Agreements

   Under the terms of the merger agreement, Cash Station has agreed in all material respects to carry on its business in the ordinary course as currently conducted, to use reasonable efforts to keep its current business organization intact, to keep available the services of its current officers and employees, and to preserve its relationships with customers and suppliers. From the date of signing the merger agreement until closing, unless Concord otherwise gives its written approval, Cash Station may not:

  . declare, set aside or pay any dividend or other distribution with respect to any of its capital stock;

  . split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of its capital stock;

  . purchase, redeem or otherwise acquire, shares of capital stock of Cash
    Station or any rights, warrants or options to acquire any such shares;

  . issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or equity equivalents, or any rights, warrants or options to acquire any such shares or equity equivalents;

  . amend its charter or by-laws (except to exempt the transactions contemplated by the merger agreement from Article VIII of the by-laws);

  . acquire or agree to acquire, by merger, consolidation or acquisition of stock or assets, any business organization or any division of such entity or any assets outside of the ordinary course inconsistent with past practice;

  . sell or otherwise dispose of its assets outside the ordinary course of business inconsistent with past practice;

  . incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions, other than indebtedness not exceeding $25,000 in the aggregate and cash management activities in the ordinary course of business consistent with past practice;

  . alter its corporate structure or ownership;

  . increase the compensation payable to its directors, officers or employees or grant any severance or termination pay to, or enter into or amend any employment or severance agreement with any of its directors or officers or amend or accelerate benefits under any bonus, compensation or other benefit plan with certain exceptions, including, in the case of employees other than officers, increases in compensation not to exceed 5% in the aggregate;

  . knowingly violate or fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule or regulation;

  . make any change to accounting policies or procedures, other than actions required to be taken by generally accepted accounting principles;

  . prepare or file any tax return or make any tax election inconsistent with past practice unless required by applicable law;

  . settle or compromise any material federal, state, local or foreign income tax liability;

  . with certain exceptions, enter into, amend or terminate (i) any noncompetition agreement, or (ii) any agreement giving exclusive rights to third parties;

  . make or agree to make any new capital expenditure which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $250,000;

  . enter into or agree to enter into any material contract;

  . enter into or agree to enter into any participation or processing agreement not in the ordinary course of business consistent with past practice;

  . amend any participation agreement;

  . materially amend any processing agreement or Cash Station's Operating
    Rules;

  . waive or release any material right or claim, or pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice;

  . initiate any litigation or arbitration proceeding or settle or compromise any material litigation or arbitration proceeding or any claim involving intellectual property; or

  . authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

No Solicitation by Cash Station

   Under the terms of the merger agreement, Cash Station may not, and it will cause any officers, directors, employees, and investment bankers, attorneys or other agents retained by Cash Station not to:

 .     directly or indirectly solicit, initiate or knowingly encourage or take any other action knowingly to facilitate any inquiries or the making of any acquisition proposal;

 .     enter into any agreement with respect to any acquisition proposal; or

 .     subject to the exceptions described below, engage in negotiations or discussions with, or furnish to any person any information relating to, or that may reasonably be expected to lead to, any acquisition proposal.

   Notwithstanding the above statement, Cash Station and its officers, directors, investment bankers, attorneys or agents may:

 .     participate in discussions or negotiations with or furnish information to a third party making an unsolicited acquisition proposal if (A) the Cash Station Board reasonably determines in good faith, after consultation with its financial advisor, that such third party has submitted an acquisition proposal that is a superior proposal, and (B) the Cash
      Station Board determines in good faith, based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish information would be inconsistent with the Board's fiduciary duties; or

 .     following receipt of an acquisition proposal, make such disclosures as are required or contemplated by applicable law relating to such acquisition proposal.

   Cash Station must promptly advise Concord of any acquisition proposal or inquiries with respect to any acquisition proposal and disclose the terms of such acquisition proposal and the identity of the person making any such acquisition proposal. Cash Station must also keep Concord informed of the status and details of any acquisition proposal or inquiry. "Acquisition proposal" means any bona fide proposal or offer, or any expression of interest, by any person or entity other than Concord or SWCI Acquisition relating to Cash Station's willingness or ability to receive or discuss a proposal or offer for a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving Cash Station or any proposal or offer to acquire in any manner, directly or indirectly, a substantial part of the business or assets or any equity interest in, or voting securities of Cash Station. "Superior proposal" means any unsolicited acquisition proposal in writing which Cash Station's Board reasonably determines in its good faith judgment, after consultation with its financial advisor, provides greater value from a financial point of view to Cash Station's stockholders, in their capacity as stockholders, than the transactions contemplated by the merger agreement.

Additional Agreements of Concord and Cash Station

   Under the terms of the merger agreement, Concord and Cash Station have also agreed to use their reasonable best efforts to take all actions necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable the merger and the other transactions contemplated by the merger agreement.

Fees and Expenses; Termination Fee

   Under the merger agreement, each party is generally responsible for its own costs and expenses incurred in connection with the transactions contemplated by the merger agreement. However, if the merger agreement is terminated by Concord because:

 .     the stockholders of Cash Station do not approve the merger agreement;

 .     the Cash Station Board has not recommended or has qualified, modified or withdrawn its recommendation of the merger or declaration that the merger is advisable to and in the best interests of Cash Station and its stockholders, or has resolved to do so;

 .     prior to Cash Station's special meeting a person (other than Concord or its affiliates) has become the beneficial owner of 10% or more of Cash Station common stock unless such person is subject to, or at least 30 days prior to the closing of the merger executes, a stockholder agreement with respect to all of the shares of Cash Station common stock then owned by such person; or

 .     the Cash Station Board has recommended to the stockholders of Cash
      Station any acquisition proposal other than the merger with Concord or has resolved to do so;

then Cash Station has agreed to reimburse Concord upon demand for all of its reasonable out-of-pocket fees and expenses in connection with the merger agreement, including fees and expenses of counsel, investment banking firms, accountants and consultants, up to an aggregate amount of $500,000.

   In addition, if the merger agreement is terminated by Concord because:

 .     the stockholders of Cash Station do not approve the merger agreement and any acquisition proposal existed between the date of the merger agreement and the date of Cash Station's stockholder meeting and, concurrently with or within twelve months after any such termination a third party acquisition event occurs or Cash Station shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a third party acquisition event; or

 .     for any of the reasons specified in the second, third or fourth bullet above;

then Cash Station has agreed to pay a termination fee of 3% of the aggregate value of the shares of Concord common stock to be provided in the merger to Concord promptly following the termination of the merger agreement (or, in the case of the first situation described above, the later of such third party acquisition event and the termination of the merger agreement). "Third party acquisition event" means (i) a transaction or series of transactions pursuant to which any third party would acquire more than 10% of the equity securities or voting power of Cash Station pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or other business combination involving Cash Station pursuant to which any third party would acquire ownership of more than 10% of the outstanding equity securities or voting power of Cash Station or of the entity surviving such transaction, (iii) any other transaction or series of transactions pursuant to which any third party would acquire control of more than 10% of the assets of Cash Station, or
(iv) any transaction or series of transactions pursuant to which any third party would acquire control of Cash Station's Board or by which nominees of any third party would be elected or appointed to a majority of the seats on Cash Station's Board.

Employee Benefit Plans

   Concord has agreed to, or to cause the surviving corporation to, comply with the terms of Cash Station's employee benefit plans; provided, however, that nothing in the merger agreement limits the power of Concord or the surviving corporation to amend or terminate any such employee benefit plan in accordance with its terms. To the extent any Concord employee benefit plans are made applicable to any Cash Station employee, such employee will be given credit for service with Cash Station for the purposes of determining eligibility to participate in such plan, the employee's nonforfeitable interest in benefits thereunder and for purposes of calculating benefits thereunder. Concord will also waive any pre-existing condition limitations unless they are not so waived under Cash Station's equivalent plan, and will recognize the dollar amount of all expenses incurred by employees during the calendar year in which the merger becomes effective for purposes of the deductions and co-payment limitations for that year.

Directors' and Officers' Insurance and Indemnification

   For a period of six years after the effective time of the merger, Concord must indemnify all past and present officers, directors, employees or agents of Cash Station to the fullest extent permitted by law, any outstanding indemnification agreements disclosed by Cash Station, Cash Station's amended and restated certificate of incorporation and by-laws as of the date of the merger agreement.

MAC Advisory Committees

   As soon as practicable after the date the merger becomes effective, Concord will cause five individuals selected by Cash Station to be selected as members of each of the MAC Advisory Council and the MAC Operations and Technical Committee.

What Is Needed to Complete the Merger

   Conditions Precedent to Each Party's Obligation to Effect the Merger. The following conditions must be satisfied before the merger can become effective:

 .     the merger agreement must be approved and the transactions contemplated thereby shall have been duly exempted from Article VIII of Cash Station's by-laws, in each case by the requisite vote of stockholders of Cash Station;

 .     all approvals to be obtained by Concord, SWCI Acquisition or Cash Station required under the Bank Holding Company Act of 1956 shall have been received and the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated;

 .     Concord and Cash Station must have obtained all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity, which the failure to obtain, make or occur would have the effect of making the merger or any of the transactions contemplated by the merger agreement a violation of law by Concord, SWCI Acquisition or Cash Station or would have a material adverse effect on Concord (assuming the merger had taken place);

 .     no restraining order, injunction, or other order must have been enacted or issued which has the effect of making the merger or any of the transactions contemplated by the merger agreement illegal;

 .     no governmental entity must have instituted any suit relating to the merger agreement and related documents which would have a material adverse effect on Cash Station or Concord; and

 .     Cash Station shall have received confirmation from the Office of the
      Comptroller of the Currency that it will not object to Cash Station's national bank stockholders acquiring Concord common stock in accordance with the merger agreement, and from the Illinois Bureau of Banks and Trust Companies that it will not object to Cash Station's Illinois state bank stockholders acquiring Concord common stock in accordance with the merger agreement.

   Conditions Precedent to the Obligations of Cash Station. Cash Station's obligations to effect the merger depend upon the fulfillment, prior to or at the effective time of the merger, of the following additional conditions:

 .     Concord and SWCI Acquisition must have performed in all material respects each of their agreements contained in the merger agreement;

 .     each of Concord's and SWCI Acquisition's representations and warranties contained in the merger agreement must be true and correct in all material respects;

 .     the Form S-4 registration statement of which this proxy statement and prospectus is a part must have become effective under the Securities Act, and there must be no stop order or threat of proceedings by the Securities and Exchange Commission to suspend the effectiveness of such registration statement; provided that Cash Station may waive this condition only after October 31, 2000 and then only if (i) Concord is reasonably satisfied that the consummation of the merger without having the registration statement being declared effective would not violate any applicable securities or Blue Sky laws, and (ii) Cash Station shall have delivered to Concord subscription agreements, in form and substance reasonably acceptable to Concord, executed by each stockholder of Cash Station which subscription agreement shall (A) confirm that such stockholder is an "accredited investor" as such term is defined in the securities laws, (B) acknowledge that the Concord common stock to be delivered by Concord is restricted stock that is not publicly registered,
      (C) acknowledge that the stock certificates to be issued to such stockholder will bear an appropriate restrictive legend, and (D) restrict such stockholder from transferring any Concord common stock received from Concord unless (x) an exemption from the securities laws applies to such transfer transaction, as confirmed by an opinion of outside legal counsel, and (y) prior to the transfer the proposed transferee signs an agreement containing all of the same provisions;

 .     the shares of Concord common stock issuable in the merger must have been approval for listing on Nasdaq; and

 .     Cash Station must have received a tax opinion of Skadden, Arps, Slate,
      Meagher & Flom (Illinois), counsel to Cash Station, dated the closing date of the merger, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

   Conditions Precedent to the Obligations of Concord and SWCI Acquisition. Concord's and SWCI Acquisition's obligations to effect the merger depend upon the fulfillment, prior to or at the effective time of the merger, of the following additional conditions:

 .     Cash Station must have performed in all material respects each of its agreements contained in the merger agreement;

 .     each of Cash Station's representations and warranties contained in the merger agreement must be true and correct in all material respects;

 .     Concord must have received a tax opinion of Sidley & Austin, counsel to
      Concord, dated as of the closing date of the merger, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

 .     Cash Station must have received the written letter, dated as of the effective time of the merger, of its independent auditors stating that they concur with management's conclusion that Cash Station is eligible to be a party to a business combination accounted for as a pooling of interests in accordance with generally accepted accounting principles;

 .     Concord must have received the written letter, dated as of the effective time of the merger, of its independent auditors stating that they concur with management's conclusion that Concord is eligible to be a party to a business combination accounted for as a pooling of interests in accordance with generally accepted accounting principles and that the merger will qualify for pooling of interests accounting;

 .     the stock of those stockholders of Cash Station validly exercising their appraisal rights must not include more than five percent (5%) of the shares of Cash Station common stock outstanding immediately prior to the effective time of the merger;

 .     the executives who are parties to the second amended and restated change of control agreements executed on the date of the merger agreement shall still be employed by Cash Station, unless their employment has been terminated as a result of such executive's death or disability;

 .     the second amended and restated change of control agreements executed on the date of the merger agreement shall not have been further amended and shall be in full force and effect;

 .     there shall have been no assertion by any of the executives of Cash
      Station that any of the second amended and restated change of control agreements executed on the date of the merger agreement, in whole or in part, is not effective or is in breach; and

 .     the network participants (other than those that have joined or agreed to join the MAC network in Illinois or Indiana) who, between the date of the merger agreement and the closing date of the merger, (i) cease participating in Cash Station's network, (ii) terminate (without subsequently rescinding) their participation agreements with Cash Station, or (iii) notify Cash Station that they will cease participating in Cash Station's network or will terminate their participation agreement with Cash Station, shall have accounted for, in the aggregate, less than $100,000 of Cash Station's February 2000 network revenue.

Termination of the Merger Agreement

   The merger agreement may be terminated at any time prior to the effective time of the merger:

 .     by the mutual written consent of Concord and Cash Station;

 .     by either Concord or Cash Station if the other party has failed to comply in any material respect with any of its material covenants or agreements contained in the merger agreement and has not cured such failure within 30 business days of receiving notice of it;

 .     by either Concord or Cash Station if the other party has materially breached any of its representations or warranties which has the effect of making such representation and warranty not true and correct in all material respects and has not cured such breach within 30 business days of receiving notice of it;

 .     by either Concord or Cash Station if the merger has not been effected on or prior to October 31, 2000, provided that either party may extend this date to April 11, 2001 if the failure of the merger to be effected on or before October 31, 2000 results from (i) the failure of the parties to obtain all required approvals under the Bank Holding Company Act of 1956,
      (ii) the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 not having expired or been terminated, or (iii) the failure of the parties to obtain all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entity, which the failure to obtain, make or occur would have the effect of making the merger or any of the transactions contemplated by the merger agreement a violation of law by Concord, SWCI Acquisition or Cash Station or would have a material adverse effect on Concord (assuming the merger had taken place); provided, further, that no party may terminate pursuant to this provision of the merger agreement whose failure to fulfill any of its obligations contained in the merger agreement resulted in the failure of the merger to occur prior to October 31, 2000;

 .     by either Concord or Cash Station if any court or governmental entity has issued an order restraining or otherwise prohibiting the transactions contemplated by the merger agreement;

 .     by Concord if the stockholders of Cash Station do not approve the merger agreement;

 .     by Concord if the Cash Station Board has not recommended or has qualified, modified or withdrawn its recommendation of the merger or declaration that the merger is advisable and fair to and in the best interests of Cash Station and its stockholders, or has resolved to do so;

 .     by Concord if, prior to Cash Station's stockholder meeting, any person
      (other than Concord or its affiliates) becomes the owner of 10% or more of Cash Station's outstanding common stock, unless such person is either subject to, or at least 30 days prior to the closing date of the merger, executes a stockholder agreement with respect to all of the shares of Cash Station common stock held by such person;

 .     by Concord if the Cash Station Board has recommended to the stockholders of Cash Station any acquisition proposal, or has resolved to do so; or

 .     by Cash Station if the Concord's average price (as defined above in "THE
      MERGER--Merger Consideration") is less than $20; provided that Cash Station may not exercise this right to terminate until after all of the closing conditions set forth in the merger agreement are satisfied or waived.

   In the event of termination of the merger agreement by either Concord or Cash Station, the merger agreement will become void and there will be no liability under the merger agreement on the part of Cash Station, Concord or SWCI Acquisition or their respective officers or directors, except that there may still be liability if there is a willful breach of a representation or warranty or the breach of any covenant. In addition, if the merger is terminated by Concord under certain circumstances, the merger agreement obligates Cash Station to pay to Concord a termination fee of equal to 3% of the aggregate value of the shares of Concord common stock to be provided as merger consideration and, in certain circumstances, to reimburse Concord for its out-of-pocket fees and expenses incurred, up to the amount of $500,000. See "-- Fees and Expenses."

Waiver and Amendment of the Merger Agreement

   The merger agreement may be amended by the parties to the agreement at any time, but after the stockholders of Cash Station have approved any matters in connection with the merger agreement, no amendment may be made which by law requires further approval by such stockholders without such further approval.

   At any time prior to the effective time of the merger, Concord, Cash Station, and SWCI Acquisition may, if signed in writing by such party:

 .     extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

 .     waive any inaccuracies in the representations and warranties contained in the merger agreement or any document delivered pursuant to the merger agreement; or

 .     waive compliance with any of the agreements or conditions contained in the merger agreement which may be legally waived.

                             STOCKHOLDER AGREEMENTS

   The following is a summary of certain provisions of the form of stockholder agreement entered into between Concord and certain stockholders of Cash Station, a copy of which is attached to this proxy statement and prospectus as Annex B and is incorporated by reference into this proxy statement and prospectus. This summary is qualified in its entirety by reference to the stockholder agreement. Stockholders of Cash Station are urged to read the form of stockholder agreement in its entirety.

   Stockholders of Cash Station owning approximately 69% of the common stock have signed voting agreements with Concord.

The stockholder agreements provide, among other things, that each stockholder will:

 .     at the special meeting, or in any other circumstance upon which approval of the merger or the merger agreement is sought, vote (or cause to be voted) its shares of Cash Station common stock in favor of the merger, the adoption of the merger agreement, the approval of its terms, and each of the other transactions contemplated by the merger agreement;

 .     not (nor permit any affiliate, director, officer, employee or other representative to) directly or indirectly (i) solicit, initiate or knowingly encourage anyone to submit an acquisition proposal (as defined above under "THE MERGER--No Solicitation by Cash Station") or (ii) except as expressly permitted by the merger agreement, directly or indirectly participate in any discussions or negotiations regarding, or furnish anyone with information with respect to, or take any other action to facilitate any inquiries or the making of any acquisition proposal; and

 .     cooperate with Concord to support and to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement.

Any successor, assignee or transferee of the stockholder's shares of Cash Station common stock will be bound by the terms of the stockholder agreement.

   Each stockholder's obligations under the stockholder agreement will terminate upon the earliest of the termination of the merger agreement, the effective time of the merger, or an amendment to the merger agreement that results in a change in the merger consideration that is materially adverse to such stockholder. However, if the merger agreement is terminated by Concord because of a material and willful breach by Cash Station of any of its representations or warranties, because of a failure of Cash Station to comply in any material respect with any of its material covenants or agreements contained in the merger agreement, because of a failure of Cash Station's stockholders to approve the merger agreement, because the Cash Station Board did not recommend or qualified, modified or withdrew its recommendation of the merger or declaration that the merger is advisable and fair to and in the best interests of Cash Station and its stockholders or resolves to do so, because another person becomes the owner of 10% or more of Cash Station's outstanding common stock, or because the Cash Station Board recommends an acquisition proposal to the Cash Station stockholders, then the obligations of each stockholder under the stockholder agreement will not terminate until the first anniversary of such termination of the merger agreement.

                               REGULATORY MATTERS

   In order to consummate the merger, regulatory approval under the Bank Holding Company Act of 1956 must be obtained, the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must be terminated or expire and Cash Station must have received confirmation from certain regulatory agencies regarding the ability of Cash Station's national bank stockholders and Illinois state bank stockholders to acquire Concord's common stock in connection with the merger. In addition, the parties must comply with applicable federal and state securities and corporate laws.

                              BUSINESS OF CONCORD

   Concord is a fully integrated leading provider of electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis. Concord focuses on marketing its services to supermarket chains and multiple lane retailers, financial institutions, petroleum and convenience stores, grocery stores, the trucking industry and other retailers. Concord's primary activity is merchant card services, in which it provides integrated electronic transaction services for credit card, debit card and electronic benefits transfer (EBT) card transactions. These transaction services include data capture, authorization and settlement services for over 400,000 POS terminals. Concord also provides ATM services, consisting of owning and operating the MAC(R)-branded EFT network and processing for approximately 39,000 ATMs nationwide, of which Concord owns approximately 1,000.

  . Concord has a bank subsidiary, EFS National Bank, which provides it with a number of competitive advantages.

  . Concord is a member of the credit and debit card associations and therefore does not have to pay another financial institution to sponsor it.

  . Concord settles its transactions directly and thus does not have to pay a third-party vendor.

  . Concord performs services such as automated clearing house (ACH) and wire transfer internally and therefore does not have to pay another financial institution for such services.

   Concord's principal executive offices are located at 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133 and its telephone number is (901) 371-8000. For further information concerning Concord, see "SUMMARY--Selected Consolidated Financial Data of Concord" and "WHERE YOU CAN FIND MORE INFORMATION."

                              RECENT DEVELOPMENTS

   On February 1, 2000, Concord announced completion of the acquisition of Card Payment Systems, a New York-based reseller of payment processing services. The acquisition was accounted for as a pooling of interests transaction in which Concord issued 6.2 million shares of its common stock. Card Payment Systems provides card-based payment processing services to independent sales organizations, which in turn sell those services to retailers. The acquisition costs related to this transaction were incurred during the first quarter of 2000, and the impact of the acquisition upon the results of operations of Concord is not expected to be significant.

   On February 7, 2000, Concord announced completion of its acquisition of Virtual Cyber Systems, Inc., an internet software development company. The acquisition of Virtual Cyber Systems, for which Concord paid approximately $2 million, was accounted for as a purchase transaction and has an immaterial impact on the financial statements of Concord.

                        INFORMATION ABOUT CASH STATION

Business of Cash Station

   Cash Station, a Delaware corporation based in Chicago, Illinois, owns and operates the Cash Station(R) EFT network. Cash Station's stockholders include 192 registered stockholders comprising approximately 150 financial institutions and financial institution holding company groups. The ten largest stockholders collectively own over 70% of the outstanding shares of common stock of Cash Station. All stockholders participate as members of the Cash Station network.

   The Cash Station network provides cardholder access to ATM and POS terminals at financial institution and retail locations in several states but primarily in the Chicago metropolitan area. The Cash Station network has approximately 645 financial institution members with more than 7,000 ATMs and 6 million debit cards carrying the Cash Station brand. Cash Station processes more than 15 million transactions per month and drives over 1,600 ATMs for its members.

   Cash Station provides two general types of transaction processing services to its members and customers:

  . Branded network services, which are composed of on-line ATM and POS switching, authorization and settlement for cardholder-initiated transactions at terminals branded with the Cash Station mark; and

  . Unbranded processing services including ATM terminal driving, card authorization services, gateway services, off-line debit card transaction processing, neural network services and Internet banking and bill payment services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

 1999 Compared to 1998

   Total revenue in 1999 increased by $1,853,000 (11%) from 1998. Revenue from network services (ATM and POS transactions) increased by $479,000 (5%). Network services revenue reflects an 8% decrease in ATM transactions and a 47% increase in POS transactions. ATM transaction volume decreased due to increased numbers of network ATMs that impose surcharges and bank consolidations within the network, which result in shared transactions formerly processed by the Cash Station network to become "on-us" transactions processed by a single institution. POS transactions increased due to an increase in the number of merchants that accept POS transactions, increased consumer adoption of on-line POS, and cardholders' ability to receive cash back from merchants without incurring surcharge fees.

   Processing services revenue (terminal driving, gateway access, internet banking and off-line debit) increased by $1,374,000 (20%). The number of ATMs driven by the Cash Station Network increased by 150 (10%) from December 31, 1998 to December 31, 1999. Terminal driving and related revenues (gateway access, on-us transactions, surcharged transactions) increased by $728,000 (36%) from 1998 to 1999. Additional off-line debit customers increased transaction volume by 100% from 12 million transactions in 1998 to 24 million transactions in 1999.

   Net income of $1,223,000 in 1999 increased approximately $171,000 (16%) from 1998 net income of $1,052,000. This increase resulted from increased revenue and reduced marketing expenditures in 1999 compared to 1998. Net income as a percentage of revenue increased to 6.8% in 1999 from 6.5% in 1998. This increase occurred despite an increase in Cash Station's effective tax rate to 47.5% in 1999 from 42.5% in 1998. The increase in the tax rate was due to nondeductible merger-related costs incurred in 1999. Other income also increased primarily due to a $91,000 (68%) increase in interest income and other non-recurring income items.

   Network and processing expenses increased $885,000 (13%) from 1998 to 1999 due to increased revenue and recognition of a full year of POS issuer rebates in 1999 as compared to seven months in 1998, when the rebates were instituted. Cash Station also increased the POS issuer rebate from $0.02 to $0.04 per POS transaction in July of 1999. These increases were offset by a one-time $573,000 credit received from a third party vendor. In 1999, gross margin percent declined to 56.6% from 57.1% in 1998.

   Operating expenses increased to $7,720,000 in 1999 from $7,144,000 in 1998. This $576,000 (8%) increase was attributable to an $811,000 increase in personnel related costs offset by a $178,000 decrease in discretionary marketing expenses. The increase in personnel costs was due to the recognition of a complete year of salaries, bonuses, and benefits for those employees hired in 1998 and customary salary and bonus increases for employees in 1999. The increase in salaries resulted in an expected incremental increase in profit sharing, payroll taxes, and employee benefits expenses.

   In 1999 Cash Station incurred $364,000 in expenses related to its planned merger with Concord. Compared to 1998, in 1999 Cash Station had a $314,000 increase in contract termination income and a $50,000 reduction in cost of services from Card Alert Services. Contract termination fees result when a financial institution in the Cash Station network is purchased by a financial institution using another provider and the combined entity continues services with the acquiring institution's provider. Compared to 1998, Cash Station in 1999 had a $91,000 increase in interest income and a $15,000 increase in other miscellaneous income.

 1998 Compared to 1997

   Total revenue in 1998 increased by $2,276,000 (16%) from 1997. Network ATM switch revenue declined in 1998 from 1997 by $307,000 (4%) due to a 3.7 million (4%) decline in ATM transaction volume. ATM transaction volume decreased due to increased numbers of network ATMs that imposed surcharges and bank consolidations within the network, which resulted in shared transactions formerly processed by the Cash Station network to become "on-us" transactions processed by a single institution. POS revenue increased by $579,000 (30%) as transaction volume increased by 7.6 million (44%) over the 1997 level. In 1998, the Cash Station network instituted POS issuer rebates (recognized in cost of sales) which accounts for the difference between the POS revenue percentage increase and the POS transaction volume percentage increase.

   Processing services revenue increased by $2,005,000 (40%) in 1998 from 1997 revenue of $4,970,000. This increase was due to a 23% increase in the number of financial institutions that purchased processing services from the Cash Station network. The number of ATMs driven by the Cash Station network increased by 144%, which caused ATM and ATM-related revenues to increase by 93% from 1997 to 1998.

   Net income of $1,052,000 in 1998 decreased $299,000 (22%) from 1997 net income of $1,351,000. This decrease was due to increased marketing expenses (35%), personnel related expense increases (21%), and a $331,000 increase in other net expense items. Cash Station's effective tax rate increased to 42.5% in 1998 from 40.1% in 1997.

   Network and processing expenses increased by $1,232,000 (22%) from 1997 to 1998 due to the 16% increase in revenues in 1998 and the Cash Station network's decision to adopt POS issuer rebates in June of 1998. As a result of this change, Cash Station recognized $318,000 of additional costs in 1998.

   Operating expenses increased to $7,144,000 in 1998 from $6,006,000 in 1997. This $1,138,000 (19%) increase was due to a $666,000 increase in personnel costs and a $331,000 increase in marketing expenses. The personnel expense increase was the result of the addition of four people in 1998 and a full year expense recognition of 1997 personnel additions. Marketing expenses increased due to a campaign to increase brand awareness specifically related to POS usage within the Cash Station network.

   In 1998, other expenses increased by $116,000 (42%) due to a 100% write down of Cash Station's $101,000 investment in Card Alert Services. Other income in 1998 decreased by $215,000 (57%) from 1997 as contract termination and sanction fees decreased by $240,000.

 First Quarter 2000 Compared to First Quarter 1999

   First quarter revenue in 2000 exceeded 1999 first quarter revenue by $397,000 (9%). Network ATM transaction volume in the first quarter 2000 was down 7% from the same period last year, but network POS transaction volume increased 39.5% from 1999. Processing services revenue (terminal driving, gateway access, off line debit and internet banking) was $182,000 (9%) greater in the first quarter 2000 as compared to first quarter 1999. Revenue gains in terminal driving, gateway transactions, and off line debit services were offset by a $177,000 reduction in internet banking revenue due to the loss of a significant internet banking customer.

   Net income of $130,000 in the first quarter of 2000 was down 7% from 1999 first quarter net income. Although operating income in the first quarter of 2000 exceeded 1999 first quarter operating income by $112,000 (44%), net other expense was $108,000 greater in the 2000 first quarter as compared to the first quarter of 1999. Merger related expenses of $216,000 exceeded increases in contract termination revenue ($74,000) and interest income ($48,000). The effective tax rate increased to 42.2% in the first quarter of 2000 from 37.0% in the first quarter of 1999 primarily due to the non-deductibility of the merger expenses in the first quarter of 2000.

   Network and processing expenses increased by $347,000 (18%) from the first quarter of 1999 to the first quarter of 2000. First quarter 2000 POS cost of sales exceeded first quarter 1999 POS cost of sales by $346,000 due to a 39% volume increase and an increase in the issuer rebate from $.02 to $.04 per transaction. ATM transaction cost of sales decreased by 13% due to lower volume in the first quarter of 2000. Processing cost of sales increased by 4% as ATM terminal and related revenue and off line debit revenue increased while internet banking costs was reduced due to the loss of a significant customer.

   Operating expenses decreased by $62,000 from the first quarter of 2000 as compared to the first quarter of 1999. Discretionary marketing expenses decreased by $188,000 (43%) from first quarter 1999 to first quarter 2000. Increases in personnel related expenses from first quarter 1999 to first quarter 2000 were $123,000 (10%).

Liquidity and Capital Resources

   Cash Station generates sufficient cash flow from its operations to meet its obligations. Cash in excess of current requirements is invested in short-term certificates of deposit and short-term corporate bonds. Cash Station had a $2.5 million line of credit at December 31, 1999. At December 31st of each of 1999, 1998 and 1997, there were no outstanding loan obligations. Cash Station has not made any material capital expenditures within the past three years and there are no material capital expenditures anticipated for the current year.

   At the closing of the merger of Concord and Cash Station, assuming that the stockholders approve the executive cash awards, Cash Station will make payments totaling $3.1 million to executive management personnel. These payments will be made from the current cash position of Cash Station at the time of closing.

Quantitative and Qualitative Disclosures About Market Risk

   As of December 31,1999, Cash Station held investment grade corporate bonds totaling $1,992,000 with a market valuation of $1,988,000 and an unrealized loss of $4,000. All bonds had short-term maturities and Cash Station expects to hold all bonds to maturity. Cash Station purchases investment grade corporate bonds solely to maximize its interest income. Cash Station does not purchase bonds or securities for trading purposes.

Voting Securities and Principal Holders Thereof

   As of June 8, 2000, a total of 926,546 shares of Cash Station common stock were outstanding. The following table shows the beneficial ownership of shares of the principal stockholders of Cash Station common stock as of June 8, 2000, by each entity (including any holding company or other group of affiliated institutions) known to Cash Station to own beneficially more than five percent (5%) of the common stock of Cash Station. The entities listed have, to Cash Station's knowledge, sale, voting and investment power with respect to all shares of Cash Station common stock beneficially owned by them. No individual, including any director or executive officer, owns shares of Cash Station common stock. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission.

      Principal Stockholders                              Approximate Percent
      (Aggregated by Holding Company    Number of Shares    of Total Shares
      Group)                           Beneficially Owned     Outstanding
      ------------------------------   ------------------ -------------------
      Bank One Corporation............      322,710              34.8%
      Harris Bankcorp, Inc............       93,575              10.1
      LaSalle Bank NA.................       88,544               9.6
                                            -------              ----
      All stockholders holding 5% or
       more
       of the outstanding shares......      504,829              54.5%
                                            =======              ====

                      DESCRIPTION OF CONCORD CAPITAL STOCK

   The following summary description of the capital stock of Concord does not purport to be complete and is qualified in its entirety by the provisions of Concord's restated certificate of incorporation, as amended (Concord Charter), and Concord's by-laws and by the applicable provisions of Delaware corporate law. For information on how to obtain copies of the Concord Charter and by-laws, see "WHERE YOU CAN FIND MORE INFORMATION."

Capital Stock

   Under the Concord Charter, the Concord Board has the authority to issue a maximum of 500,000,000 shares of Concord common stock, par value $0.33 1/3 per share. As of June 8, 2000, there were issued and outstanding 212,402,820 shares of Concord common stock.

Dividend Rights

   Holders of Concord common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. Although the Concord Board may declare dividends on Concord common stock, Concord has never paid cash dividends and currently has no plans to pay cash dividends in the future. See "SUMMARY--Comparative Market Price Data."

Voting Rights

   Each holder of Concord common stock is entitled to one vote for each share held on any matter submitted to a vote of Concord stockholders, including the election of directors. Concord stockholders do not have cumulative voting rights for the election of directors. All elections and matters submitted to a vote of Concord stockholders are decided by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote, provided that a quorum is present, except as otherwise required by Delaware corporate law or the Concord Charter.

   Under Delaware law, a corporation's certificate of incorporation may be amended by the affirmative vote of a majority of its outstanding shares entitled to vote upon the amendment, unless the corporation's certificate of incorporation or by-laws specifies a higher percentage. The Concord Charter does not provide for an affirmative vote differing from the statutory requirements.

Change of Control

   The Delaware corporation statute, the Concord Charter and the Concord by-laws contain provisions that could discourage or make more difficult a change of control of Concord.

   Concord Charter and By-laws. Under the Concord by-laws, special meetings of the stockholders may only be called by the Board, the Chairman of the Board, the President or any Vice President. Concord stockholders are not entitled to request a special meeting.

   Delaware General Corporation Law. As a Delaware corporation, Concord is subject to the provisions of Section 203 of the Delaware corporation statute. Generally, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" (as defined in the statute) with an "interested stockholder" (as defined in the statute) for a period of three years after the time that such stockholder became an interested stockholder, unless:

 .     prior to that time the corporation's board of directors has approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

 .     upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced (excluding certain specified shares), or

 .     at or after the time the stockholder became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the affirmative vote at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting stock of the corporation (excluding the stock owned by the interested stockholder).

   The statute generally defines a "business combination" to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. The statute generally defines an "interested stockholder" as a person or entity, other than the corporation and any direct or indirect majority owned subsidiary of the corporation, who (i) owns 15% or more of a corporation's voting stock or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three-year period, and the affiliates or associates of such person. Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who becomes an interested stockholder in a transaction approved by that corporation's board of directors.

Liquidation Rights

   In the event of liquidation, dissolution or winding up of Concord, the holders of Concord common stock are entitled to share ratably in all assets of Concord available for distribution to such holders after the payment of all liabilities.

Preemption, Conversion and Redemption

   The holders of Concord common stock have no preemptive rights to purchase additional securities issued by Concord or any conversion rights and the Concord common stock is not subject to calls or further assessments by Concord. The Concord stockholders have no rights to have their shares redeemed by Concord.

Miscellaneous

   The outstanding shares of Concord common stock are, and the shares of Concord common stock to be delivered pursuant to the merger upon delivery will be, duly authorized, validly issued, fully paid and nonassessable. The outstanding shares of Concord common stock are, and the shares of Concord common stock to be delivered pursuant to the merger upon notice of issuance will be, listed on Nasdaq. Equiserve Limited Partnership is the transfer agent and registrar for Concord common stock.

               COMPARISON OF RIGHTS OF CASH STATION STOCKHOLDERS
                            AND CONCORD STOCKHOLDERS

   After consummation of the merger, the holders of Cash Station common stock who receive Concord common stock under the terms of the merger agreement will become stockholders of Concord. Because Cash Station and Concord are both Delaware corporations, the rights of Cash Station stockholders will continue to be governed by the Delaware corporation statute. Additionally, the rights of stockholders of Cash Station are presently governed by its amended and restated certificate of incorporation, as amended (Cash Station Charter) and the Cash Station by-laws. As stockholders of Concord, their rights following the consummation of the merger will instead be governed by the Concord certificate of incorporation, as amended (Concord Charter), and the Concord by-laws. Certain differences between the rights of Concord stockholders and Cash Station stockholders, under their respective charters, are summarized below. This summary does not purport to be complete, and is qualified in its entirety by reference to the Concord Charter, and by-laws, the Cash Station Charter, and by-laws, and the Delaware corporation statute.

Size of the Board and Qualifications of Directors

   Under the Cash Station by-laws, there are to be no fewer than 12, but no more than 25 directors. Only the President of Cash Station or officers of stockholders or stockholder affiliates may be directors of Cash Station. No stockholder of Cash Station may have more than one employee acting as director at any time.

   Under the Concord by-laws, there are to be no fewer than one, but no more than 13 directors. There are no restrictions on Board composition, or on Board member eligibility.

Board Meetings

   Under the Cash Station by-laws, regular meetings of the Board may be held anywhere, while special meetings of the Board must be held in the County of Cook, State of Illinois. Special meetings may be called by the Chairman of the Board, the Vice Chairman, the President or any other director, and require three days notice. Under the Concord by-laws there are no location restrictions on any meetings of the Board, regular or special. Special meetings may be called by the Chairman or the President, or by the Secretary after receiving a written request from two or more Board members, and require two days notice.

Removal of Directors

   Under the Cash Station by-laws, directors may be removed with or without cause by the holders of two-thirds of the Cash Station shares represented at a meeting at which a quorum is present. Under the Concord by-laws, only a majority of the holders of Concord shares entitled to elect directors is required.

Action by Committees

   Under the Cash Station by-laws, any committees of the Board of Cash Station may take any action which the Board could otherwise take, to the extent permitted under the Delaware corporation statute. Under Delaware law, no committee may have the power or authority to amend the corporation's certificate of incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amend the by-laws of the corporation. Concord's by-laws specifically contain these statutory restrictions on committee action.

Amendments to the Charter

   Unless a higher vote is required by a corporation's charter or by-laws, Delaware law requires that a proposed charter amendment be approved by a majority of the outstanding stock entitled to vote upon the amendment and, under certain circumstances, a majority of the outstanding stock of each class entitled to vote thereon. Under the Cash Station Charter, any amendment to the Charter that conflicts with or contravenes any provision of Cash Station's by-laws that, pursuant to its by-laws, may not be amended without the affirmative vote of two-thirds of the outstanding shares of Cash Station common stock, must be approved by an affirmative vote of two-thirds of the outstanding shares of Cash Station common stock. The Concord Charter and by-laws do not provide for an affirmative vote differing from the statutory requirements.

Amendments to the By-laws

   Under the Cash Station by-laws, any amendment to the by-laws generally requires a vote of two-thirds of the directors present at a meeting (or, in certain circumstances two-thirds of all the directors then in office) or a vote of the stockholders and, in certain circumstances, approval of the amendment by two-thirds of the stockholders represented at the meeting at which the amendment is considered. Under the Concord by-laws, any amendment to the by-laws may be made by a majority of either the Board or the stockholders entitled to vote thereon.

Restrictions on Adoption of a Plan of Merger

   Under the Cash Station Charter and by-laws, a vote of two-thirds of the outstanding shares of Cash Station common stock is required to adopt a plan of merger. The Concord Charter and by-laws do not contain a similar restriction.

Restrictions on Eligibility to be a Stockholder

   Under the Cash Station by-laws, only certain corporate entities are qualified to become stockholders of Cash Station. The Concord by-laws contain no such restriction.

Restrictions on Special Meetings of the Stockholders

   Under the Cash Station by-laws, special meetings of the stockholders may be called by the Chairman of the Board, the Vice Chairman of the Board, the President, the Board, or by the holders of not less than one-fifth of the outstanding shares of Cash Station common stock. Under the Concord by-laws, special meetings may only be called by the Board, the Chairman of the Board, the President or any Vice President. Cash Station stockholders will thus lose their ability to call special meetings if they approve the merger.

   Also, under the Cash Station by-laws, a special meeting of the stockholders other than one called by the Board must occur in the County of Cook in the State of Illinois. Unless otherwise determined by the Board of Directors of Concord, under the Concord by-laws all meetings must occur in the State of Tennessee.

Notice of Meetings

   Under the Cash Station by-laws, stockholders are to receive notice no fewer than 20 days in advance of a meeting whereat a merger proposal will be considered, and no fewer than 10 days in advance of all other meetings. Under the Concord by-laws, stockholders may receive notice no fewer than 10 days in advance of any meeting.

Membership

   Cash Station is a membership organization. Only entities satisfying the membership requirements of the by-laws may become members of Cash Station, and only members satisfying the eligibility requirements may become stockholders in Cash Station. Membership requirements include dues-paying obligations and geographic restrictions. There are no such membership requirements in the Concord by-laws.

Transfer Restrictions

   Under the Cash Station by-laws there are numerous restrictions on the transfer of stock in Cash Station, including a requirement that stock be transferred only to other members. Concord's by-laws contain no transfer restrictions. However, see "Transactions with Interested Stockholders" below.

Transactions with Interested Stockholders

   As a publicly held corporation, Concord is subject to Section 203 of the Delaware corporation statute. For more information on Section 203 of the Delaware Corporation Statute see "DESCRIPTION OF CONCORD CAPITAL STOCK-- Delaware General Corporation Law."

   Cash Station is not publicly held and accordingly is not subject to Section 203 of the Delaware corporation statute.

          APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS OF CASH STATION

   If the merger is consummated, a holder of record of Cash Station common stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under
Section 262 of the Delaware corporation statute and to receive payment for the "fair value" of those shares instead of the consideration provided for in the merger agreement. In order to be eligible to receive this payment, however, a stockholder must (1) continue to hold its shares through the effective date of the merger; (2) strictly comply with the procedures discussed under Section 262; and (3) not vote in favor of the merger. Shares of Cash Station common stock and preferred stock outstanding immediately prior to the effective time of the merger, with respect to which appraisal shall have been properly demanded in accordance with Section 262, will not be converted into the right to receive shares of Concord common stock in the merger at or after the effective time of the merger unless and until the holder of such shares withdraws its demand for such appraisal or becomes ineligible for such appraisal.

   Holders of Concord common stock outstanding at the effective time of the merger are not entitled to appraisal rights in connection with the merger.

   This proxy statement and prospectus is being sent to all holders of record of Cash Station common stock on the record date for the Cash Station special meeting and constitutes notice of the appraisal rights available to those holders under Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 IS COMPLEX AND REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES IN SECTION
262. FAILURE TO FOLLOW ANY OF THESE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL PROVISIONS OF SECTION 262.

   The following summary is not a complete statement of Section 262 of the Delaware corporation statute, and is qualified in its entirety by reference to
Section 262 which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this proxy statement and prospectus. A copy of Section 262 is attached as Annex C to this proxy statement and prospectus.

   A holder of Cash Station common stock who elects to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of its shares of Cash Station common stock prior to the vote on the merger. The written demand must identify the stockholder of record and state the stockholder's intention to demand appraisal of its shares. Voting against approval of the merger, abstaining from voting or failing to vote with respect to approval of the merger will not constitute a demand for appraisal within the meaning of Section 262. All demands should be delivered to: President, Cash Station, Inc., 200 South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

   Only a holder of shares of Cash Station common stock on the date of making a written demand for appraisal who continuously holds those shares through the effective date of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of Cash Station common stock.

   BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS BEFORE THE DATE OF THE CASH STATION SPECIAL MEETING.

   Within 10 days after the merger, the surviving corporation in the merger is required to send notice of the effectiveness of the merger to each stockholder who prior to the time of the merger has complied with the requirements of
Section 262.

   Within 120 days after the effective date of the merger, the surviving corporation in the merger or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Cash Station common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on Cash Station, as the surviving corporation in the merger. If no petition is filed by either Concord or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

   Within 120 days after the time of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from the surviving corporation in the merger a statement setting forth the total number of shares of Cash Station common stock not voted in favor of the merger with respect to which demands for appraisal have been received and the number of holders of those shares. The statement must be mailed within 10 days after Cash Station has received the written request or within 10 days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

   If a petition for an appraisal is filed in a timely manner, at the hearing on that petition the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Cash Station common stock owned by those stockholders. The court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the fair value. The Delaware Court of Chancery may require the stockholders who have demanded appraisal rights for their shares of Cash Station common stock and who hold certificates representing such shares to submit such certificates to the Register in Chancery for notation thereon of the tendency of the appraisal proceedings. The Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with any such directions.

   Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Cash Station common stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

   Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Cash Station common stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the effective date of the merger.

   A stockholder may withdraw a demand for appraisal and accept the Concord common stock at any time within 60 days after the effective date of merger, or thereafter may withdraw a demand for appraisal with the written approval of the surviving corporation in the merger. If an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the merger, a holder of Cash Station common stock who had demanded appraisal for its shares fails to perfect or loses its right to appraisal, those shares will be treated under the merger agreement as if they were converted into Concord common stock at the time of the merger.

   IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DELAWARE CORPORATION STATUTE, ANY CASH STATION STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited Concord's consolidated financial statements included in Concord's Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this proxy statement and prospectus and elsewhere in the registration statement. Concord's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The financial statements of Cash Station as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this registration statement, of which this proxy statement and prospectus are a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   Representatives of Deloitte & Touche LLP are expected to be present at the Cash Station special meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                 LEGAL OPINIONS

   The validly of the shares of Concord common stock being offered hereby is being passed upon for Concord by Sidley & Austin, Chicago, Illinois.

   It is a condition to the consummation of the merger that Sidley & Austin, counsel to Concord, and Skadden, Arps, Slate, Meagher & Flom (Illinois), counsel to Cash Station, each deliver opinions concerning certain federal income tax consequences of the merger, dated as of the effective time of the merger.

                      WHERE YOU CAN FIND MORE INFORMATION

   Concord files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Cash Station is not required to file annual, quarterly or other reports with the SEC. You may read and copy any reports, statements or other information filed by Concord at the public reference facilities of the SEC in Washington D.C., Chicago, Illinois and New York, New York. The SEC's Public Reference in Washington D.C. is located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Concord's SEC filings are also available to the public from commercial document retrieval services. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, like Concord, that file electronically with the SEC. The website maintained by the SEC is "http://www.sec.gov". You may also access certain of Concord's SEC filings through the website maintained by Concord, which is "http://www.concordefs.com". Concord's common stock is listed on Nasdaq, and you can read and inspect Concord's filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

   Concord has filed with the SEC a registration statement on Form S-4 to register the Concord common stock to be issued pursuant to the merger agreement. This proxy statement and prospectus is a part of that registration statement and constitutes a prospectus of Concord in addition to being a proxy statement of Cash Station for the special meeting. As allowed by SEC rules, this proxy statement and prospectus does not contain all the information you can find in the registration statement and the exhibits to the registration statement.

   The SEC allows Concord to "incorporate by reference" information into this proxy statement and prospectus, which means that Concord can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement and prospectus, except for any information superseded by information in this proxy statement and prospectus. This proxy statement and prospectus incorporates by reference the documents set forth below that Concord has previously filed with the SEC. These documents contain important business and financial information about Concord that is not included in this proxy statement and prospectus.

Concord SEC Filings (File No. 0-13848)

 .     Annual Report on Form 10-K (including the Annual Report to Stockholders attached thereto as Exhibit 13) for the year ended December 31, 1999.

 .     Definitive Proxy Statement on Form 14A filed on April 7, 2000.

 .     Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

   We have enclosed copies of the Concord documents referred to above with this proxy statement and prospectus. Concord also hereby incorporates by reference all additional documents that Concord files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement and prospectus and the date of the special meeting.

   If you are a stockholder of Concord, Concord may have sent you the documents incorporated by reference, but you can obtain any of them through Concord or the SEC. Documents incorporated by reference are available from Concord without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this proxy statement and prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement and prospectus by requesting them in writing or by telephone from Concord at the following address:

                               Concord EFS, Inc.
                          Attention: Thomas J. Dowling
                            2525 Horizon Lake Drive
                                   Suite 120
                            Memphis, Tennessee 38133
                                 (901) 380-8300
                           email: Investor@efsnb.com

   If you would like to request documents from Concord, please do so by , 2000 to receive them before the special meeting.

   The Board of Directors of Cash Station does not intend to bring any other matters, and does not know of any other matters to be brought, before the special meeting.

   This proxy statement and prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. By delivering this proxy statement and prospectus or distributing any securities pursuant to it, neither Concord nor Cash Station intends to create any implication that there have been no changes in their respective affairs since the date of this proxy statement and prospectus or that the information contained in it is correct as of any subsequent date.

   You should rely solely on the information contained or incorporated by reference in this proxy statement and prospectus. Neither Concord nor Cash Station has authorized anyone to provide you with information that is different from what is contained in this proxy statement and prospectus. All information contained in this proxy statement and prospectus with respect to Cash Station has been provided by Cash Station, and all information contained (or incorporated by reference) in this proxy statement and prospectus with respect to Concord and its subsidiaries has been provided by Concord. Neither Concord nor Cash Station warrants the accuracy of information relating to the other party. This proxy statement and prospectus is dated June 14, 2000.

                               CASH STATION, INC.

                          Financial Statements for the
                  Years Ended December 31, 1999, 1998 and 1997
                        and Independent Auditors' Report

              Three Months Ended March 31, 2000 and 1999 UNAUDITED

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cash Station, Inc.:

   We have audited the accompanying balance sheets of Cash Station, Inc. as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Cash Station, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Cash Station, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

March 17, 2000
(April 12, 2000 as to Note 9)

                               CASH STATION, INC.

                                 BALANCE SHEETS

            December 31, 1999 and 1998 and March 31, 2000 Unaudited

                                                  2000       1999       1998
                                               ---------- ---------- ----------
                                               Unaudited
                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................... $  380,795 $1,503,046 $1,784,397
  Certificates of deposit.....................             1,463,091  2,437,682
  Investment securities held-to-maturity......  3,969,139  1,991,834
  Accounts and other receivables..............  3,989,773  2,620,008  2,356,825
  Income taxes receivable.....................                           92,356
  Prepaid expenses............................     90,525    197,150    231,901
                                               ---------- ---------- ----------
    Total current assets......................  8,430,232  7,775,129  6,903,161
OFFICE FURNITURE AND EQUIPMENT--
  Net of accumulated depreciation of $737,941
   and $942,917 in 1999 and 1998,
   respectively...............................    296,239    339,766    438,694
EQUITY INVESTMENTS--At cost...................    500,000    500,000    500,000
DEFERRED INCOME TAXES.........................    127,016    127,016     95,225
OTHER ASSETS..................................     64,409     21,510     53,648
                                               ---------- ---------- ----------
TOTAL ASSETS.................................. $9,417,896 $8,763,421 $7,990,728
                                               ========== ========== ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable............................ $2,078,699 $1,630,789 $2,054,567
  Accrued expenses............................    941,546    710,555    838,226
  Income taxes payable........................     70,589    220,989
                                               ---------- ---------- ----------
    Total current liabilities.................  3,090,834  2,562,333  2,892,793
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 500,000
   shares authorized; none outstanding........
  Common stock, $.01 par value; 2,000,000
   shares authorized; 927,838 and 950,780
   shares issued and outstanding in 1999 and
   1998.......................................      9,265      9,278      9,508
  Additional paid-in capital..................    869,888    873,544    992,686
  Retained earnings...........................  5,447,909  5,318,266  4,095,741
                                               ---------- ---------- ----------
    Total stockholders' equity................  6,327,062  6,201,088  5,097,935
                                               ---------- ---------- ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.... $9,417,896 $8,763,421 $7,990,728
                                               ========== ========== ==========

                       See notes to financial statements.

                               CASH STATION, INC.

                            STATEMENTS OF OPERATIONS
                Years Ended December 31, 1999, 1998 and 1997 and
              Three Months Ended March 31, 2000 and 1999 Unaudited

                             2000        1999        1999         1998         1997
                          ----------  ----------  -----------  -----------  -----------
                                Unaudited
REVENUE:
 Network................  $2,477,430  $2,261,696  $ 9,625,518  $ 9,146,659  $ 8,875,036
 Processing.............   2,198,876   2,017,342    8,348,272    6,974,661    4,969,888
                          ----------  ----------  -----------  -----------  -----------
 Total revenue..........   4,676,306   4,279,038   17,973,790   16,121,320   13,844,924
NETWORK AND PROCESSING
 EXPENSES...............   2,235,875   1,888,965    7,801,104    6,916,176    5,683,860
                          ----------  ----------  -----------  -----------  -----------
 Revenue--net...........   2,440,431   2,390,073   10,172,686    9,205,144    8,161,064
OPERATING EXPENSES:
 Salaries and employee
  benefits..............   1,300,572   1,177,494    4,680,793    3,869,356    3,203,577
 Marketing..............     249,000     436,750    1,102,906    1,280,732      949,524
 General and
  administrative........     363,658     370,009    1,420,114    1,430,404    1,394,584
 Occupancy..............     106,686      71,818      216,620      240,650      233,987
 Depreciation and
  amortization..........      54,530      80,110      299,368      323,058      224,808
                          ----------  ----------  -----------  -----------  -----------
 Total operating
  expenses..............   2,074,446   2,136,181    7,719,801    7,144,200    6,006,480
                          ----------  ----------  -----------  -----------  -----------
OPERATING INCOME........     365,985     253,892    2,452,885    2,060,944    2,154,584
OTHER INCOME............     146,359      34,255      582,367      161,275      376,219
OTHER EXPENSE...........    (288,001)    (66,750)    (708,173)    (393,362)    (277,053)
                          ----------  ----------  -----------  -----------  -----------
INCOME BEFORE INCOME
 TAXES..................     224,343     221,397    2,327,079    1,828,857    2,253,750
INCOME TAX PROVISION
 (BENEFIT):
 Current................      94,700      81,941    1,136,345      800,537      977,669
 Deferred...............                              (31,791)     (23,214)     (74,763)
                          ----------  ----------  -----------  -----------  -----------
 Total income tax
  provision.............      94,700      81,941    1,104,554      777,323      902,906
                          ----------  ----------  -----------  -----------  -----------
NET INCOME..............  $  129,643  $  139,456  $ 1,222,525  $ 1,051,534  $ 1,350,844
                          ==========  ==========  ===========  ===========  ===========
EARNINGS PER SHARE--
 BASIC..................  $     0.14  $     0.15  $      1.30  $      1.11  $      1.40
                          ==========  ==========  ===========  ===========  ===========


                       See notes to financial statements.

                               CASH STATION, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                Years Ended December 31, 1999, 1998 and 1997 and
                  Three Months Ended March 31, 2000 Unaudited

                                           Additional                 Total
                                   Common   Paid-In     Retained  Stockholders'
                                   Stock    Capital     Earnings     Equity
                                   ------  ----------  ---------- -------------
BALANCE, JANUARY 1, 1997.......... $9,704  $1,048,160  $1,693,363  $2,751,227
  Purchase and retirement of
   19,636 shares of common stock
   for cash.......................   (196)    (55,474)                (55,670)
  Net income......................                      1,350,844   1,350,844
                                   ------  ----------  ----------  ----------
BALANCE, DECEMBER 31, 1997........  9,508     992,686   3,044,207   4,046,401
  Net income......................                      1,051,534   1,051,534
                                   ------  ----------  ----------  ----------
BALANCE, DECEMBER 31, 1998........  9,508     992,686   4,095,741   5,097,935
  Purchase and retirement of
   22,980 shares of common stock
   for cash.......................   (230)   (119,142)               (119,372)
  Net income......................                      1,222,525   1,222,525
                                   ------  ----------  ----------  ----------
BALANCE, DECEMBER 31, 1999........  9,278     873,544   5,318,266   6,201,088
UNAUDITED:
  Purchase and retirement of 1,292
   shares of common stock for
   cash...........................    (13)     (3,656)                 (3,669)
  Net income......................                        129,643     129,643
                                   ------  ----------  ----------  ----------
BALANCE, MARCH 31, 2000 .......... $9,265  $  869,888  $5,447,909  $6,327,062
                                   ======  ==========  ==========  ==========


                       See notes to financial statements.

                               CASH STATION, INC.

                            STATEMENTS OF CASH FLOWS
                Years Ended December 31, 1999, 1998 and 1997 and
              Three Months Ended March 31, 2000 and 1999 Unaudited

                            2000         1999         1999         1998         1997
                         -----------  -----------  -----------  -----------  -----------
                                Unaudited
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income............  $   129,643  $   139,456  $ 1,222,525  $ 1,051,534  $ 1,350,844
 Adjustments to
  reconcile net income
  to net cash flows
  from operating
  activities:
 Depreciation and
  amortization.........       54,530       80,110      299,368      323,058      224,808
 Amortization of
  investment securities
  premium..............        9,013                     8,330
 Deferred income tax
  benefit..............                                (31,791)     (23,214)     (74,763)
 Write-down of equity
  investment...........                                             100,793
 Loss on sale of office
  furniture and
  equipment............                                                           21,046
 Changes in:
  Accounts and other
   receivables.........   (1,369,765)     (13,554)    (263,183)     706,982   (1,609,226)
  Income taxes
   receivable..........                   (20,000)      92,356      (92,356)
  Prepaid expenses.....      106,625       18,033       34,751      (99,207)     (65,903)
  Other assets.........      (42,899)      11,740       27,139      (25,931)      17,280
  Accounts payable.....      447,910   (1,054,738)    (423,778)     222,734      811,348
  Accrued expenses.....      230,991      102,388     (127,671)      37,513      368,734
  Income taxes
   payable.............     (150,400)      81,941      220,989      (42,506)    (368,192)
                         -----------  -----------  -----------  -----------  -----------
   Net cash flows from
    operating
    activities.........     (584,352)    (654,624)   1,059,035    2,159,400      675,976
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchases of
  investment securities
  held-to-maturity.....   (2,986,318)               (2,000,164)
 Proceeds from
  maturities of
  investment securities
  held to maturity.....    1,000,000
 Purchases of office
  furniture and
  equipment............      (20,443)     (56,016)    (201,775)    (259,333)    (341,027)
 Disposals of office
  furniture and
  equipment............        9,440                     6,334                     9,070
 Redemptions
  (purchases) of
  certificates of
  deposit--net.........    1,463,091      (96,436)     974,591   (2,437,682)
                         -----------  -----------  -----------  -----------  -----------
   Net cash flows from
    investing
    activities.........     (534,230)    (152,452)  (1,221,014)  (2,697,015)    (331,957)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Purchase and
  retirement of common
  stock................       (3,669)                 (119,372)                  (55,670)
 Proceeds from
  borrowings under line
  of credit............                                500,000      425,000      420,000
 Payments of borrowings
  under line of
  credit...............                               (500,000)    (425,000)    (420,000)
                         -----------  -----------  -----------  -----------  -----------
   Net cash flows from
    financing
    activities.........       (3,669)                 (119,372)                  (55,670)
                         -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS...........   (1,122,251)    (807,076)    (281,351)    (537,615)     288,349
CASH AND CASH
 EQUIVALENTS--Beginning
 of period.............    1,503,046    1,784,397    1,784,397    2,322,012    2,033,663
                         -----------  -----------  -----------  -----------  -----------
CASH AND CASH
 EQUIVALENTS--End of
 period................  $   380,795  $   977,321  $ 1,503,046  $ 1,784,397  $ 2,322,012
                         ===========  ===========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for:
 Income taxes..........  $   245,100  $    20,000  $   823,000  $   935,399  $ 1,346,000
                         ===========  ===========  ===========  ===========  ===========
 Interest..............  $            $            $     3,179  $     1,169  $     5,007
                         ===========  ===========  ===========  ===========  ===========

                       See notes to financial statements.

                               CASH STATION, INC.

                         NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1999 and 1998

1. NATURE OF BUSINESS

   Cash Station, Inc., a Delaware corporation (the "Corporation"), operates a shared electronic funds transfer system of interconnecting terminals, utilizing the "Cash Station" trademark. The Corporation's outstanding common stock is owned by certain entities participating in its network. The Corporation issues and repurchases shares to and from stockholders as required for entities that have joined or left the network.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition--Network revenue represents billings for ATM and point-of-sale transactions. Processing revenue includes billings for ATM terminal driving, gateway transactions, off-line debit transactions, and internet banking-related services. Revenue is recognized in the month services are provided.

   Cash Equivalents--The Corporation considers money market accounts and certificates of deposit with maturities of three months or less from the date of purchase to be cash equivalents.

   Depreciation--Depreciation of office furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets.

   Income Taxes--Deferred income taxes are provided using an asset and liability approach. Deferred tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted rates and tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

   Earnings Per Share--Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding.

   Impairment of Long-Lived Assets--The Corporation periodically reviews long-lived assets for possible impairment. When circumstances indicate that the carrying amount of such assets may not be recoverable, the carrying amount is reduced to the estimated recoverable value.

   Investment Securities--Investment securities consist of corporate bonds. The Corporation has the ability and the positive intent to hold these securities to maturity. Therefore, these securities are classified as held-to-maturity and are carried at amortized cost.

   Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires recognition of all derivative instruments in the balance sheet as either assets or liabilities and the measurement of those instruments at fair value. SFAS 133 also requires changes in the fair value of the derivative instruments to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. SFAS 133 is required to be adopted by the Corporation effective January 1, 2001. The Corporation has not determined the impact of adoption of SFAS 133 on its financial condition or results of operations.

                               CASH STATION, INC.

3. EQUITY INVESTMENTS--AT COST

   In 1996, the Corporation purchased 77 shares of common stock of Card Alert Services, Inc. ("CAS"), a company that consolidates fraud-related data in the debit card industry for use by financial institutions, for approximately $101,000. These shares are nonmarketable and represent an equity interest of approximately four percent in CAS. The Corporation paid $341,250, $291,000 and $116,000 in 1999, 1998 and 1997, respectively, to fund the operations of CAS and this amount is reported in other expense. In 1998, the Corporation determined that an other than temporary impairment of this investment had occurred and, accordingly, wrote down its carrying value to zero.

   In 1995, the Corporation purchased 50 shares of common stock of Primary Payment Systems Inc. ("PPS") for $500,000. These shares are nonmarketable and represent an equity interest of approximately five percent in PPS. PPS provides early warnings of impending check returns to financial institutions and check acceptance companies. The principal stockholder of PPS is Star System, Inc., a California-based regional on-line debit network. This investment is carried at cost. In 1999, 1998 and 1997, the Corporation received net commissions of $18,420, $6,637 and $46,000, respectively, relating to PPS's business. These amounts are reported in other income.

4. INVESTMENT SECURITIES HELD TO MATURITY

   Investment securities held to maturity represent corporate bonds which are scheduled to mature in 2000. These corporate bonds have a fair value of $1,987,961 and a gross unrealized loss of $3,873 as of December 31, 1999. There were no sales of investment securities during 1999.

5. INCOME TAXES

   The components of the net deferred tax asset as of December 31, 1999 and 1998 are as follows:

                                                               1999      1998
                                                             --------  --------
   Deferred tax asset....................................... $166,142  $162,980
   Valuation allowance......................................  (39,126)  (39,126)
   Deferred tax liability...................................      --    (28,629)
                                                             --------  --------
   Net deferred tax asset................................... $127,016  $ 95,225
                                                             ========  ========

   At December 31, 1999 and 1998, deferred taxes relate principally to deferred compensation, depreciation and amortization, the CAS write-down, and other accruals. The valuation allowance at December 31, 1999 and 1998 relates to the CAS write-down.

                               CASH STATION, INC.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                               1999  1998  1997
                                                               ----  ----  ----
   Statutory federal income tax rate.......................... 34.0% 34.0% 34.0%
   State income tax rate, net of federal income tax effect....  5.8   5.3   5.0
   Increase in taxes resulting from:
     Merger related expenses..................................  6.6
     Reserve for CAS..........................................        1.9
     Meals and entertainment..................................  0.2   0.4   0.4
     Other....................................................  0.9   0.9   0.7
                                                               ----  ----  ----
   Effective income tax rate.................................. 47.5% 42.5% 40.1%
                                                               ====  ====  ====

6. PROFIT-SHARING PLAN

   The Corporation has a defined contribution profit-sharing plan which is available to all employees. Eligibility is based on completion of six months of service and attainment of age 21.

   The Corporation's annual contribution is a percentage applied to each eligible employee's base compensation. Such percentage is at the discretion of the Corporation's Board of Directors. Contributions to the plan were $290,269, $218,818 and $183,514 for the years ended December 31, 1999, 1998 and 1997, respectively.

7. LINE OF CREDIT

   The Corporation has a $2,500,000 unsecured line of credit with a bank, expiring on March 31, 2000. Borrowings under this line of credit bear interest at the rate of 1.7 percent per annum in excess of the 90-day LIBOR (7.7 percent as of December 31, 1999). No amounts were outstanding at December 31, 1999.

   On December 31, 1998, the Corporation had a $1,500,000 unsecured line of credit with a bank, which expired on March 31, 1999. Borrowings under this line of credit bore interest at the rate of lender's prime less .25 percent (7.5 percent as of December 31, 1998). No amounts were outstanding at December 31, 1998.

8. COMMITMENTS

   The Corporation has entered into noncancelable operating leases, principally for the rental of office space. The approximate future minimum annual rental commitments at December 31, 1999 under these leases are as follows:

   2000............................................................. $  571,488
   2001.............................................................    611,478
   2002.............................................................    566,096
   2003.............................................................    498,336
   2004.............................................................    508,917
   Thereafter.......................................................  1,592,626
                                                                     ----------
   Total lease commitments..........................................  4,348,941
   Less rent commitments on subleased property......................   (606,304)
                                                                     ----------
   Net lease commitments............................................ $3,742,637
                                                                     ==========

                               CASH STATION, INC.

   The Corporation's office space lease provides for additional rent related to its proportionate share of real estate tax increases. Net rental expense for the years ended December 31, 1999, 1998 and 1997 was $201,641, $223,400 and
$223,510, respectively.

   The Corporation has a five-year agreement, expiring November 1, 2000, with Electronics Data Systems Corp. ("EDS") whereby EDS provides transaction-switching services to the Corporation. The Corporation is not subject to any minimum payment requirements under this agreement.

9. PENDING ACQUISITION

   On April 12, 2000, the Corporation entered into an agreement to be acquired by Concord EFS. The acquisition is subject to stockholder and regulatory approvals.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                               CONCORD EFS, INC.

                             SWCI ACQUISITION CORP.

                                      AND

                               CASH STATION, INC.

                           DATED AS OF APRIL 12, 2000

                          AGREEMENT AND PLAN OF MERGER

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                   ARTICLE I

The Merger.................................................................  A-1
  Section 1.1The Merger....................................................  A-1
  Section 1.2Effective Time................................................  A-1
  Section 1.3Effects of the Merger.........................................  A-1
  Section 1.4Charter and Bylaws; Directors and Officers....................  A-2
  Section 1.5Conversion of Securities......................................  A-2
  Section 1.6Parent to Make Certificates Available.........................  A-3
  Section 1.7Dividends; Transfer Taxes; Withholding........................  A-3
  Section 1.8No Fractional Securities......................................  A-4
  Section 1.9Return of Exchange Fund.......................................  A-4
  Section 1.10Adjustment of Exchange Ratio.................................  A-4
  Section 1.11No Further Ownership Rights in Company Common Stock..........  A-5
  Section 1.12Closing of Company Transfer Books............................  A-5
  Section 1.13Lost Certificates............................................  A-5
  Section 1.14Further Assurances...........................................  A-5
  Section 1.15Closing; Closing Deliveries..................................  A-5

                                   ARTICLE II

Representations and Warranties of Parent and Sub...........................  A-7
  Section 2.1Organization, Standing and Power..............................  A-7
  Section 2.2Capital Structure.............................................  A-8
  Section 2.3Authority.....................................................  A-8
  Section 2.4Consents and Approvals; No Violation..........................  A-8
  Section 2.5SEC Documents and Other Reports...............................  A-9
  Section 2.6Registration Statement and Proxy Statement....................  A-9
  Section 2.7Absence of Certain Changes or Events.......................... A-10
  Section 2.8Permits and Compliance; Defaults.............................. A-10
  Section 2.9Tax Matters................................................... A-10
  Section 2.10Actions and Proceedings...................................... A-11
  Section 2.11Certain Agreements........................................... A-11
  Section 2.12ERISA........................................................ A-11
  Section 2.13Compliance with Worker Safety and Environmental Laws......... A-12
  Section 2.14Labor Matters................................................ A-12
  Section 2.15Intellectual Property........................................ A-12
  Section 2.16Required Vote of Parent...................................... A-13
  Section 2.17Pooling of Interests; Reorganization......................... A-13
  Section 2.18Brokers...................................................... A-13
  Section 2.19Operations of Sub............................................ A-13
  Section 2.20Acquisition for Investment................................... A-13
  Section 2.21Parent Activities............................................ A-13

                                                                           Page
                                                                           ----
                                  ARTICLE III

Representations and Warranties of the Company............................. A-13
  Section 3.1Organization, Standing and Power............................. A-13
  Section 3.2Capital Structure............................................ A-14
  Section 3.3Authority.................................................... A-14
  Section 3.4Consents and Approvals; No Violation......................... A-14
  Section 3.5Financial Statements......................................... A-15
  Section 3.6Registration Statement and Proxy Statement................... A-15
  Section 3.7Absence of Certain Changes or Events......................... A-15
  Section 3.8Permits and Compliance; Defaults............................. A-16
  Section 3.9Tax Matters.................................................. A-16
  Section 3.10Actions and Proceedings..................................... A-17
  Section 3.11Certain Agreements.......................................... A-17
  Section 3.12ERISA....................................................... A-17
  Section 3.13Compliance with Worker Safety and Environmental Laws........ A-18
  Section 3.14Labor Matters............................................... A-19
  Section 3.15Intellectual Property....................................... A-19
  Section 3.16Opinion of Financial Advisor................................ A-19
  Section 3.17Certain Company Bylaw Provisions............................ A-19
  Section 3.18Required Vote of Company Stockholders....................... A-20
  Section 3.19Pooling of Interests; Reorganization........................ A-20
  Section 3.20Brokers..................................................... A-20
  Section 3.21Cash Awards................................................. A-20
  Section 3.22Repurchased Shares.......................................... A-20

                                   ARTICLE IV

Covenants Relating to Conduct of Business................................. A-21
  Section 4.1Conduct of Business Pending the Merger....................... A-21
  Section 4.2No Solicitation.............................................. A-22
  Section 4.3Pooling of Interests; Reorganization......................... A-23

                                   ARTICLE V

Additional Agreements..................................................... A-23
  Section 5.1Stockholder Meeting.......................................... A-24
  Section 5.2Preparation of the Registration Statement and the Proxy
   Statement.............................................................. A-24
  Section 5.3Access to Information........................................ A-24
  Section 5.4Compliance with the Securities Act........................... A-24
  Section 5.5Listing of Parent Common Stock............................... A-25
  Section 5.6Fees and Expenses............................................ A-25
  Section 5.7Reasonable Best Efforts...................................... A-26
  Section 5.8Public Announcements......................................... A-27
  Section 5.9Real Estate Transfer and Gains Tax........................... A-27
  Section 5.10State Takeover Laws......................................... A-27
  Section 5.11Indemnification; Directors and Officers Insurance........... A-27
  Section 5.12Notification of Certain Matters............................. A-28
  Section 5.13Employee Matters............................................ A-28
  Section 5.14Board of Directors Advisory Committees...................... A-28
  Section 5.15Section 368(a).............................................. A-29
  Section 5.16EDS Processing Agreement.................................... A-29

                                                                           Page
                                                                           ----
                                   ARTICLE VI

Conditions Precedent to the Merger........................................ A-29
  Section 6.1Conditions to Each Party's Obligation to Effect the Merger... A-29
  Section 6.2Conditions to Obligation of the Company to Effect the
   Merger................................................................. A-30
  Section 6.3Conditions to Obligations of Parent and Sub to Effect the
   Merger................................................................. A-30

                                  ARTICLE VII

Termination, Amendment and Waiver......................................... A-32
  Section 7.1Termination.................................................. A-32
  Section 7.2Effect of Termination........................................ A-33
  Section 7.3Amendment.................................................... A-33
  Section 7.4Waiver....................................................... A-33

                                  ARTICLE VIII

General Provisions........................................................ A-33
  Section 8.1Non-Survival of Representations and Warranties............... A-33
  Section 8.2Notices...................................................... A-33
  Section 8.3Interpretation............................................... A-34
  Section 8.4Counterparts................................................. A-34
  Section 8.5Entire Agreement; No Third-Party Beneficiaries............... A-34
  Section 8.6Governing Law................................................ A-34
  Section 8.7Assignment................................................... A-34
  Section 8.8Severability................................................. A-35

                                    EXHIBITS

                                                                            Page
                                                                            ----
 EXHIBIT A       Form of Company Voting Agreement.........................
 EXHIBIT 5.4(a)  Form of Company Affiliate Letter.........................
 EXHIBIT C       Form of Parent Affiliate Letter..........................

                               OTHER ATTACHMENTS

Parent Letter...............................................................
Company Letter..............................................................

                             TABLE OF DEFINED TERMS

Defined Term                                                            Section
------------                                                            --------
Acquisition Proposal...................................................   4.2(b)
Affiliate..............................................................   5.6(b)
Agreement.............................................................. Forepart
Bank Act...............................................................      2.4
Blue Sky Laws..........................................................      2.4
Calculation Period.....................................................   1.5(c)
Certificate of Merger..................................................      1.2
Certificates...........................................................   1.6(b)
Closing................................................................  1.15(a)
Closing Date...........................................................  1.15(a)
Code................................................................... Recitals
Company................................................................ Forepart
Company Affiliate Letter...............................................   5.4(a)
Company Business Personnel.............................................     3.14
Company Bylaws.........................................................  1.15(d)
Company Charter........................................................   1.4(a)
Company Common Stock................................................... Recitals
Company Contract.......................................................     3.11
Company Diluted Share Number...........................................   1.5(c)
Company Letter.........................................................      3.1
Company Permits........................................................   3.8(a)
Company Plan...........................................................  3.12(d)
Company Stockholder Meeting............................................      5.1
Company Voting Agreement............................................... Recitals
Confidentiality Agreement..............................................   5.3(c)
Constituent Corporations............................................... Forepart
D&O Insurance..........................................................     5.11
DGCL...................................................................      1.1
Dissenting Shares......................................................   1.5(d)
EDS....................................................................     5.17
Effective Time.........................................................      1.2
Environmental Laws.....................................................     2.13
ERISA..................................................................  2.12(a)
ERISA Affiliate........................................................  2.12(c)
Exchange Act...........................................................      2.4
Exchange Agent.........................................................   1.6(a)
Exchange Fund..........................................................   1.6(a)
Exchange Ratio.........................................................   1.5(c)
Executives.............................................................     3.21
Executives Cash Awards.................................................     3.21
GAAP...................................................................      2.5
Gains Taxes............................................................      5.9
Governmental Entity....................................................      2.4
HSR Act................................................................      2.4
IRS....................................................................  3.12(a)
Intellectual Property Rights...........................................  2.15(a)
Joint Venture..........................................................      3.1
Knowledge of Parent....................................................     2.10
Knowledge of the Company...............................................      3.8

Defined Term                                                            Section
------------                                                            --------
Material Adverse Change................................................      2.1
Material Adverse Effect................................................      2.1
Merger................................................................. Recitals
Merger Consideration...................................................   1.5(c)
Nasdaq.................................................................   1.5(c)
Parent................................................................. Forepart
Parent Affiliate Letter................................................   5.4(b)
Parent Average Price...................................................   1.5(c)
Parent Business Personnel..............................................     2.14
Parent Bylaws..........................................................  1.15(b)
Parent Charter.........................................................  1.15(b)
Parent Common Stock.................................................... Recitals
Parent Letter..........................................................   2.2(a)
Parent Multiemployer Plan..............................................  2.12(c)
Parent Permits.........................................................   2.8(a)
Parent Plan............................................................  2.12(c)
Parent SEC Documents...................................................      2.5
Parent Stock Options...................................................   2.2(a)
Parent Stock Plans.....................................................   2.2(a)
Pension Plan...........................................................  3.12(b)
Potential Acquiror.....................................................   4.2(a)
Proxy Statement........................................................      2.6
Registration Statement.................................................      2.6
Repurchased Shares.....................................................     3.22
Rule 145 Affiliates....................................................   5.4(a)
SEC....................................................................      2.5
Securities Act.........................................................      2.4
Share Issuance.........................................................      2.3
Skadden, Arps..........................................................   6.2(d)
State Takeover Approvals...............................................      2.4
Sub.................................................................... Forepart
Sub Bylaws.............................................................   1.4(a)
Sub Charter............................................................  1.15(c)
Subsidiary.............................................................      2.1
Superior Proposal......................................................   4.2(c)
Surviving Corporation..................................................      1.1
Tax Return.............................................................      2.9
Taxes..................................................................      2.9
Termination Fee........................................................   5.6(c)
Third Party............................................................   5.6(c)
Third Party Acquisition Event..........................................   5.6(c)
Worker Safety Laws.....................................................     2.13

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER, dated as of April 12, 2000 (this "Agreement"), among Concord EFS, Inc., a Delaware corporation ("Parent"), SWCI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and Cash Station, Inc., a Delaware corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations").

                                  WITNESSETH:

   WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved and declared advisable the merger of Sub and the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, par value $.01 per share, of the Company ("Company Common Stock") not owned directly or indirectly by the Company will be converted into shares of Common Stock, par value $0.33 per share, of Parent ("Parent Common Stock");

   WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is in the best interest of their respective stockholders;

   WHEREAS, in order to induce Parent and Sub to enter into this Agreement, concurrently herewith Parent and certain of the stockholders of the Company are entering into a voting agreement dated as of the date hereof (the "Company Voting Agreement") in the form attached as Exhibit A;

   WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

   WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a pooling of interests.

   NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                   The Merger

   Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

   Section 1.2 Effective Time. The Merger shall become effective when a Certificate of Merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon mutual written consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made on the date of the Closing (as hereinafter defined).

   Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

   Section 1.4 Charter and Bylaws; Directors and Officers. (a) At the Effective Time, the Amended and Restated Certificate of Incorporation, as amended, of the Company (the "Company Charter"), as in effect immediately prior to the Effective Time, shall be amended so that Article FOURTH thereof reads in its entirety as follows: "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, no par value." As so amended, the Company Charter shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the Bylaws of Sub (the "Sub Bylaws"), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Certificate of Incorporation of the Surviving Corporation.

   (b) The directors of Sub at the Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Except for the Chairman of the Board, the officers of the Company at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

   Section 1.5 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations:

     (a) Each issued and outstanding share of common stock, par value $.01 per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (b) All shares of Company Common Stock that are held in the treasury of the Company shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

     (c) Subject to the provisions of Sections 1.8 and 1.10 hereof, and subject to adjustment pursuant hereto, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as herein defined) and shares to be canceled in accordance with Section 1.5(b)) shall be converted into the right to receive 2.6982 (such number being the "Exchange Ratio") validly issued, fully paid and nonassessable shares of Parent Common Stock (the Exchange Ratio being determined by dividing (i) 2.5 million by (ii) the aggregate number of shares of Company Common Stock outstanding determined on a fully diluted basis (the "Company Diluted Share Number") as of the date hereof). In the event the Company Diluted Share Number immediately prior to the Effective Time shall be greater than 926,546, the Exchange Ratio shall be proportionately reduced and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio, as so reduced. In the event the Parent Average Price (as defined herein) is less than $22.40, then the Exchange Ratio shall be automatically increased to the number obtained by dividing (x) the quotient obtained by dividing $56 million by the Parent Average Price by (y) the Company Diluted Share Number, and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio as so increased; provided, however, that in the event the Parent Average Price is less than $20.00, then the Exchange Ratio shall be the number obtained by dividing (x) 2.8 million by (y) the Company Diluted Share Number, and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio as so adjusted. All shares of Company Common Stock outstanding immediately prior to the Effective Time, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive any dividends and other distributions in accordance with Section 1.7, certificates representing the shares of Parent Common Stock into which such shares are converted and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 1.8. The "Parent Average Price" shall equal the quotient (calculated to the nearest hundredth) of (i) the sum for all trading days during the Calculation Period (as defined below) of (x) the average of the high and the low sales price as reported on the Nasdaq National Market System ("Nasdaq") of a share of Parent Common Stock on each such day, multiplied by (y) the trading volume as reported on Nasdaq of shares of Parent Common Stock on each such day, divided by (ii) the sum of the trading volumes as reported on Nasdaq of shares of Parent Common Stock for all such days during the Calculation Period. The "Calculation Period" shall be the period of twenty (20) consecutive trading days ending at the end of the fifth trading day immediately preceding the scheduled Closing Date. The aggregate shares of Parent Common Stock issuable pursuant to this Section 1.5(c) shall be the "Merger Consideration."

     (d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time which are held of record by stockholders who shall not have voted such shares in favor of the Merger and who shall have demanded properly in writing and perfected appraisal of such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive Parent Common Stock and cash as set forth in
  Section 1.5(c), but the holders thereof instead shall be entitled to, and the Dissenting Shares shall only represent the right to receive, payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if such a holder fails to demand properly in writing from the Surviving Corporation the appraisal of its shares in accordance with Section 262(d) of the DGCL or, after making such demand, subsequently delivers an effective written withdrawal of such demand, or fails to establish its entitlement to appraisal rights as provided in Section 262 of the DGCL, if so required, or (ii) if a court shall determine that such holder is not entitled to receive payment for its shares or such holder shall otherwise lose its appraisal rights, then, in any such case, each share of Company Common Stock held of record by such holder or holders shall automatically be converted into and represent only the right to receive Parent Common Stock and cash as set forth in Section 1.5(c), upon surrender of the certificate or certificates representing such Dissenting Shares.

   Section 1.6 Parent to Make Certificates Available. (a) Exchange of Certificates. Parent shall authorize its transfer agent or such other person or persons as shall be reasonably acceptable to the Company to act as Exchange Agent hereunder (the "Exchange Agent"). Prior to the Effective Time, Parent shall deposit with the Exchange Agent certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5(c) for exchange with outstanding shares of Company Common Stock, and cash as required to make payments in lieu of any fractional shares pursuant to Section 1.8 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall deliver the Parent Common Stock contemplated to be issued pursuant to Section 1.5(c) out of the Exchange Fund.

   (b) Exchange Procedures. Parent shall instruct the Exchange Agent, as soon as practicable after the Effective Time, to mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (the "Certificates") a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares). Upon surrender for cancellation to the Exchange Agent of all Certificates held by any record holder of a Certificate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares represented by the surrendered Certificate shall have been converted at the Effective Time pursuant to this Article I, cash in lieu of any fractional share in accordance with Section 1.8 and certain dividends and other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be canceled.

   Section 1.7 Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing Parent Common Stock until such person surrenders the related Certificate or Certificates, as provided in Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such person pursuant to Section 1.8 until such person shall so surrender the related Certificate or Certificates. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender; and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.8. In no event shall the person entitled to receive such dividends or other distributions or cash in lieu of fractional shares be entitled to receive interest on such dividends or other distributions or cash in lieu of fractional shares. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

   Section 1.8 No Fractional Securities. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I, and no Parent dividend or other distribution or stock split shall relate to any fractional share, and no fractional share shall entitle the owner thereof to vote or to any other rights of a security holder of Parent. In lieu of any such fractional share, each holder of shares of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the last reported sale price per share of Parent Common Stock on the Nasdaq on the Closing Date (or, if the shares of Parent Common Stock do not trade on Nasdaq on such date, the trading day immediately preceding the Closing Date) by (ii) the fractional interest to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of
Section 1.7 and this Section 1.8.

   Section 1.9 Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former stockholders who have not theretofore complied with this
Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any former holder of shares of Company Common Stock for any such shares of Parent Common Stock, cash and dividends and distributions which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   Section 1.10 Adjustment of Exchange Ratio. In the event of any reclassification, stock split or stock dividend with respect to Parent Common Stock or any change or conversion of Parent Common Stock into other securities (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio, and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio, as so adjusted.

   Section 1.11 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

   Section 1.12 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

   Section 1.13 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 1.8 and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.7.

   Section 1.14 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

   Section 1.15 Closing; Closing Deliveries. (a) The closing of the transactions contemplated by this Agreement (the "Closing") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Suite 2100, Chicago, Illinois, at 10:00 a.m., local time, no later than the fifth business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived (if permissible) or at such other time and place as Parent and the Company shall agree (the date of the Closing is referred to herein as the "Closing Date").

   (b) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Parent shall deliver to the Company all of the following:

     (i) a copy of the Certificate of Incorporation of Parent (the "Parent Charter"), certified as of a recent date by the Secretary of State of the State of Delaware;

     (ii) a certificate of good standing of Parent, issued as of a recent date by the Secretary of State of the State of Delaware;

     (iii) a certificate of the Secretary or an Assistant Secretary of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Parent Charter since a specified date; (B) the Bylaws of Parent (the "Parent Bylaws"); (C) the resolutions of the Board of Directors of Parent; authorizing the execution and performance of this Agreement and the transactions contemplated herein; and (D) the incumbency and signatures of the officers of Parent executing this Agreement;

     (iv) the certificate contemplated by Section 6.2(a), duly executed by the Chief Executive Officer and the Chief Financial Officer of Parent; and

     (v) all consents, waivers or approvals obtained by Parent with respect to the consummation of the transactions contemplated by this Agreement.

   (c) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Sub shall deliver to the Company all of the following:

     (i) a copy of the Certificate of Incorporation of Sub (the "Sub Charter") certified as of a recent date by the Secretary of State of the State of Delaware;

     (ii) a certificate of good standing of Sub, issued as of a recent date by the Secretary of State of the State of Delaware; and

     (iii) a certificate of the Secretary or an Assistant Secretary of Sub, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Sub Charter since a specified date; (B) the Sub Bylaws; (C) the resolutions of the Board of Directors of Sub authorizing the execution and performance of this Agreement and the transactions contemplated herein and the written consent of Parent in its capacity as sole stockholder of Sub adopting this Agreement in accordance with Section 251 of the DGCL; and (D) the incumbency and signatures of the officers of Sub executing this Agreement.

   (d) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing the Company shall deliver to Parent all of the following:

     (i) a copy of the Company Charter, certified as of a recent date by the Secretary of State of the State of Delaware;

     (ii) a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of the State of Delaware;

     (iii) a certificate of the Secretary or an Assistant Secretary of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the Company Charter since a specified date; (B) the Bylaws of the Company (the "Company Bylaws"); (C) the resolutions of the Board of Directors of the Company authorizing the execution and performance of this Agreement and the transactions contemplated herein and the resolutions of the stockholders of the Company adopting this Agreement in accordance with Section 251 of the DGCL; and (D) the incumbency and signatures of the officers of the Company executing this Agreement;

     (iv) all consents, waivers or approvals obtained by the Company with respect to the consummation of the transactions contemplated by this Agreement; and

     (v) the certificates contemplated by Section 6.3(a) and 6.3(f) duly executed by the Chief Executive Officer and the Chief Financial Officer of the Company.

                                   ARTICLE II

                Representations And Warranties Of Parent And Sub

   Parent and Sub represent and warrant, jointly and severally, to the Company as follows:

   Section 2.1 Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary (as hereinafter defined) of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Parent. Parent and Sub are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement (a) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Parent or the Company, as the case may be, any event, change or effect that is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or the Company, as the case may be; provided, however, that in determining whether a Material Adverse Change or Material Adverse Effect has occurred with respect to either referenced party, any change or effect, to the extent it is attributable to (A) any change in general economic conditions, (B) matters generally affecting companies in the same industries in which the Company or Parent and its Subsidiaries, as the case may be, operate or (C) the public announcement of this Agreement, shall not be considered when determining whether a Material Adverse Change or Material Adverse Effect has occurred; and
(b) "Subsidiary" means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

   Section 2.2 Capital Structure. (a) As of the date hereof, the authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock. As of the close of business on March 7, 2000, (i) 212,197,103 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights,
(ii) no shares of Parent Common Stock were held in treasury of Parent or by Subsidiaries of Parent, and (iii) 34,249,458 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options ("Parent Stock Options") to purchase or otherwise acquire shares of Parent Common Stock under Parent's benefit plans or arrangements or pursuant to any plans assumed by Parent in connection with any acquisition, business combination or similar transaction, other than the Merger (collectively, the "Parent Stock Plans"), except as set forth in Section 2.2 of the letter dated as of the date hereof from Parent to the Company, which letter relates to this Agreement and is designated therein as the Parent Letter (the "Parent Letter"). As of the date of this Agreement, except as set forth in Section 2.2 of the Parent Letter, except as set forth above and except for the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All of the shares of Parent Common Stock issuable in exchange for Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except for (i) this Agreement and
(ii) as set forth above or in Section 2.2 of the Parent Letter, there are no options, warrants, calls, rights, puts, agreements or understandings to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver, sell or redeem, or cause to be issued, delivered, sold or redeemed, any additional shares of capital stock

(or other voting securities or equity equivalents) of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or agreement.

   (b) As of the date of this Agreement, each outstanding share of capital stock (or other voting security or equity equivalent) of each Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and each such share (or other voting security or equity equivalent) is owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever, except where any failure(s) to be so duly authorized, validly issued, fully paid and nonassessable or owned would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

   Section 2.3 Authority. On or prior to the date of this Agreement, (i) the Board of Directors of Sub approved this Agreement and declared this Agreement and the Merger advisable and fair to and in the best interest of Sub and its sole stockholder, and (ii) the Board of Directors of Parent approved and adopted this Agreement and approved the issuance of Parent Common Stock in connection with the Merger (the "Share Issuance"), both in accordance with the DGCL. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and Parent has all requisite corporate power and authority to issue the Parent Common Stock. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the filing of appropriate Merger documents as required by the DGCL. This Agreement and the consummation of the transactions contemplated hereby have been approved by the sole stockholder of Sub. This Agreement has been duly executed and delivered by Parent and Sub, and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect of this Agreement on the Company) this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms except as may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally or (ii) legal and equitable limitations on the availability of specific remedies.

   Section 2.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section
2.4 have been obtained and all filings and obligations described in this
Section 2.4 have been made, and except as set forth in Section 2.4 of the Parent Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or the Parent Bylaws or the Sub Charter or Sub Bylaws, (ii) any provision of the comparable charter or organizational documents of any of Parent's Subsidiaries,
(iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii), (iii) and (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, materially impair the ability of Parent or Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Parent or Sub. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation by Parent or Sub of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Bank Holding Company Act of 1956, as amended (together with the rules and regulations promulgated thereunder, the "Bank Act"), and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the "HSR Act"), the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such filings, authorizations, orders and approvals as may be required by state takeover laws (the "State Takeover Approvals"), (iv) such filings as may be required in connection with the taxes described in Section 5.9, (v) applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws") and Nasdaq and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent, materially impair the ability of Parent or Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

   Section 2.5 SEC Documents and Other Reports. Parent has filed all required documents with the SEC since January 1, 1999 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Securities Exchange Commission (the "SEC") with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented, in all material respects in accordance with GAAP, the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Parent SEC Documents or as required by generally accepted accounting principles, Parent has not, since December 31, 1999, made any change in the accounting practices or policies applied in the preparation of such financial statements.

   Section 2.6 Registration Statement and Proxy Statement. None of the information to be supplied by Parent or Sub for inclusion or incorporation by reference in the registration statement on Form S-4 filed with the SEC by Parent under the Securities Act for the purpose of registering shares of Parent Common Stock to be issued in the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the "Registration Statement"), or the proxy statement/prospectus included therein relating to the Company Stockholder Meeting (as hereinafter defined) (together with any amendments or supplements thereto, the "Proxy Statement") will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed by Parent with the SEC and, as required by law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to Parent and Sub) as to form in all material respects with the provisions of the Securities Act.

   Section 2.7 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement or as set forth in Section 2.7 of the Parent Letter, since December 31, 1999 (A) Parent and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent) or entered into any material oral or written agreement or other material transaction that is not in the ordinary course of business, in each case that would result, individually or in the aggregate, in a Material Adverse Effect on Parent and (B) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (including the occurrence of any business disruptions resulting from the inability of the computer software or hardware of the Parent and its Subsidiaries, or of any third party vendor, service provider or supplier of Parent and its Subsidiaries, to correctly process dates because of the change from 1999 to 2000) (whether or not covered by insurance) that has had, individually or in the aggregate, a Material Adverse Effect on Parent. Since December 31, 1999, there has been no event causing, individually or in the aggregate, a Material Adverse Effect on Parent.

   Section 2.8 Permits and Compliance; Defaults. (a) Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Parent Permits"), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of any of the Parent Permits or the failure of any such Parent Permit to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Parent and its Subsidiaries are in compliance with their respective obligations under the Parent Permits, with only such exceptions as, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

   (b) Neither Parent nor any of its Subsidiaries is in violation of (A) its charter, bylaws or other organizational documents, (B) any applicable law, ordinance, administrative or governmental rule or regulation or (C) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries, except, in the case of clauses (A), (B) and (C), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Parent. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement or Section 2.8 of the Parent Letter, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by Parent or Sub of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any such Subsidiary is bound or to which any of the properties, assets or operations of Parent or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

   Section 2.9 Tax Matters. Except as set forth in Section 2.9 of the Parent Letter, (i) Parent and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns (as hereinafter defined) required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (ii) all Taxes (as hereinafter defined) shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (iii) Parent and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes except to the extent that any failure to comply with such rules and regulations would not, individually or in the aggregate, have a Material Adverse Effect on Parent; and (iv) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full or are being timely and properly contested other than any deficiencies or assessments that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement: (i) "Taxes" means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty or addition to tax imposed with respect thereto, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

   Section 2.10 Actions and Proceedings. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement and except as set forth in
Section 2.10 of the Parent Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against Parent or any of its Subsidiaries, or, to the Knowledge of Parent (as hereinafter defined), against any of the present or former directors, officers, employees, consultants, agents or stockholders of Parent or any of its Subsidiaries, as such, or any of its or their properties, assets or business that, individually or in the aggregate, would have a Material Adverse Effect on Parent or materially impair the ability of Parent to perform its obligations hereunder. Except as set forth in Section 2.10 of the Parent Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of its or their present or former directors, officers, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business or any Parent Plan (as hereinafter defined) that, individually or in the aggregate, would have a Material Adverse Effect on Parent or materially impair the ability of Parent to perform its obligations hereunder. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of its or their present or former officers, directors, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business or any Parent Plan relating to the transactions contemplated by this Agreement.

   For purposes of this Agreement, "Knowledge of Parent" means the actual knowledge of the individuals identified in Section 2.10 of the Parent Letter.

   Section 2.11 Certain Agreements. Except as disclosed in Parent's Form 10-K for the fiscal year ended December 31, 1999 or as set forth in Section 2.11 of the Parent Letter, as of the date of this Agreement there is no contract, agreement or arrangement to be performed after the date of this Agreement that is or was required to be filed by Parent as a material contract pursuant to
Item 601 of Regulation S-K under the Securities Act. Each such contract, agreement or arrangement so disclosed by Parent is valid and binding on Parent or its respective Subsidiary, as applicable, and in full force and effect, except to the extent terminated in accordance with their respective terms, and Parent and each Subsidiary have performed all obligations required to be performed by them under each such contract, agreement or arrangement, except where the failure of such contracts to be valid and binding or in full force and effect or the failure of any such obligation to have been performed would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

   Section 2.12 ERISA. (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (i) each Parent Plan (as hereinafter defined) complies in all respects with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable statutes and governmental rules and regulations and (ii) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Parent Plan. Except as would not have a Material Adverse Effect on Parent, neither Parent nor any of its ERISA Affiliates (as hereinafter defined) has withdrawn from any Parent Multiemployer Plan (as hereinafter defined) or instituted, or is currently considering taking, any action to do so. Except as would not have a Material Adverse Effect on Parent, no Parent Plan, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived.

   (b) With respect to the Parent Plans, no event has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any ERISA Affiliate (as hereinafter defined) or Parent Plan fiduciary could be subject to any liability under the terms of such Parent Plans, ERISA, the Code or any other applicable law, other than liabilities for benefits payable in the normal course, and other than any liability which would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

   (c) As used herein, (i) "Parent Plan" means a "pension plan" (as defined in Section 3(2) of ERISA (other than a Parent Multiemployer Plan)), a "welfare plan" (as defined in Section 3(1) of ERISA), or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, fringe benefit, insurance or other plan, arrangement or understanding, in each case established or maintained by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has contributed or otherwise may have any liability, (ii) "Parent Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which Parent or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability, and (iii) with respect to any person, "ERISA Affiliate" means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such person pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to
Section 4001(b) of ERISA and the regulations promulgated thereunder.

   Section 2.13 Compliance with Worker Safety and Environmental Laws. To the Knowledge of Parent, the properties, assets and operations of Parent and its Subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, "Worker Safety Laws") and the protection and clean-up of the environment and activities or conditions related thereto, including, without limitation, those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, "Environmental Laws"), except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Parent. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

   Section 2.14 Labor Matters. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries (the "Parent Business Personnel"), and there is no unfair labor practice complaint or grievance against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or, to the Knowledge of Parent, threatened in writing with respect to Parent Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Material Adverse Effect on Parent. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries which may interfere with the respective business activities of Parent or any of its Subsidiaries, except where such dispute, strike or work stoppage would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

   Section 2.15 Intellectual Property. (a) Except as set forth in Section 2.15 of the Parent Letter, Parent and its Subsidiaries have, through ownership or licensing, all patents, trademarks, trade names, service marks, trade secrets, copyrights and other proprietary intellectual property rights (collectively, "Intellectual Property Rights") as are necessary to conduct the business of Parent and its Subsidiaries as currently conducted by Parent and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect on Parent. To the Knowledge of Parent, except as set forth in Section 2.15 of the Parent Letter, neither Parent nor any of its Subsidiaries has infringed any Intellectual Property Rights of any third party other than any infringements that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

   (b) Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement or in Section 2.15 of the Parent Letter, there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of Parent, threatened that challenge or question Parent's Intellectual Property Rights and that, individually or in the aggregate, would have a Material Adverse Effect on Parent.

   Section 2.16 Required Vote of Parent. Except as described in Section 2.3, no vote of Parent is required to approve the Merger of Sub and the Company. No other vote of the security holders of Parent or Sub is required by law, the Parent Charter or the Parent Bylaws, the Sub Charter or the Sub Bylaws, or otherwise in order for Parent to consummate the Merger and the transactions contemplated hereby.

   Section 2.17 Pooling of Interests; Reorganization. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has (i) taken any action or failed to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or
(ii) taken any action or failed to take any action which action or failure would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

   Section 2.18 Brokers. No broker, investment banker or other person, other than William Blair & Company, L.L.C., the fees and expenses of which (if any) will be paid by Parent, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

   Section 2.19 Operations of Sub. Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

   Section 2.20 Acquisition for Investment. Parent is acquiring the Company Common Stock solely for its own account and not with a view to any distribution or other disposition of such stock or any part thereof or interest therein.

   Section 2.21 Parent Activities. As of the date hereof, the activities set forth in Section 2.21 of the Parent Letter are all of the business activities of Parent.

                                  ARTICLE III

                 Representations and Warranties of the Company

   The Company represents and warrants to Parent and Sub as follows:

   Section 3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has no Subsidiaries and, except as set forth in Section
3.1 of the letter dated the date hereof from the Company to Parent which relates to this Agreement and is designated therein as the Company Letter (the "Company Letter"), no Joint Ventures (as hereinafter defined), and has never had any Subsidiaries. As used in this Agreement, "Joint Venture" means, with respect to the Company, any corporation, limited liability company, partnership, joint venture or other entity which is not a Subsidiary of the Company and in which (i) the

Company, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies), or
(ii) the Company is a general partner.

   Section 3.2 Capital Structure. As of the date hereof, the authorized capital stock of the Company consists of 2,000,000 shares of Company Common Stock. There are (i) 926,546 shares of Company Common Stock issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights except as set forth in Section 3.2 of the Company Letter, and
(ii) no shares of Company Common Stock held in the treasury of the Company. Except as set forth above, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding.
Section 3.2 of the Company Letter sets forth a list of each holder of Company Common Stock as of the close of business on March 22, 2000 and the number of shares of Company Common Stock held by each such holder as of such date. Except as set forth in Section 3.2 of the Company Letter, there are no options, warrants, calls, rights, puts, agreements or understandings to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell or redeem, or cause to be issued, delivered, sold or redeemed, any additional shares of capital stock (or other voting securities or equity equivalents) of the Company or obligating the Company to grant, extend or enter into any such option, warrant, call, right, put or agreement.

   Section 3.3 Authority. On or prior to the date of this Agreement, the Board of Directors of the Company approved this Agreement, declared this Agreement and the Merger advisable and fair to and in the best interest of the Company and its stockholders, resolved to recommend the approval and adoption of this Agreement by the Company's stockholders and directed that this Agreement be submitted to the Company's stockholders for approval and adoption, all in accordance with the DGCL. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the stockholders of the Company of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to (x) approval and adoption of this Agreement by the holders of two-thirds of the shares of Company Common Stock and (y) the filing of appropriate Merger documents as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub and the validity and binding effect of the Agreement on Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally or (ii) legal and equitable limitations on the availability of specific remedies.

   Section 3.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section
3.4 have been obtained and all filings and obligations described in this
Section 3.4 have been made, and except as set forth in Section 3.4 of the Company Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under, any provision of (i) the Company Charter or the Company Bylaws,
(ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets, other than, in the case of clauses (ii) or (iii), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by the

Company. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or is necessary for the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Bank Act and the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such filings as may be required in connection with the taxes described in Section 5.9, (iv) applicable requirements, if any, of Blue Sky Laws, and (v) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

   Section 3.5 Financial Statements. Section 3.5 of the Company Letter contains
(i) the audited balance sheets of the Company as of December 31, 1998 and 1997 and the audited statements of income, changes in stockholders' equity and cash flows of the Company for the years ended December 31, 1998 and 1997 and (ii) the unaudited balance sheet of the Company as of December 31, 1999 and the related statements of income, changes in stockholders' equity and cash flows for the twelve months then ended. Except as set forth therein, such financial statements (including, in each case, any notes thereto) have been prepared in conformity with GAAP applied on a consistent basis during the periods involved (except that the unaudited financial statements do not contain footnotes and are subject to normal year-end adjustments), and such financial statements present fairly, in all material respects in accordance with GAAP, the financial position and the results of operations of the Company and its cash flows, as of their respective dates and for the respective periods covered thereby. Except as disclosed in such financial statements or as required by generally accepted accounting principles, the Company has not, since December 31, 1998, made any change in the accounting practices or policies applied in the preparation of financial statements.

   Section 3.6 Registration Statement and Proxy Statement. None of the information to be supplied by the Company expressly for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting any event with respect to the Company, its officers or directors shall occur which is required at that time to be described in the Proxy Statement or the Registration Statement, the Company shall deliver to Parent a description of such event in order to permit Parent promptly to file an appropriate amendment or supplement with the SEC and, as required by law, disseminate an appropriate amendment or supplement to the stockholders of the Company. The Proxy Statement will comply (with respect to the Company) in all material respects with the provisions of the DGCL, the Company Charter and the Company Bylaws.

   Section 3.7 Absence of Certain Changes or Events. Except as disclosed in
Section 3.7 of the Company Letter or disclosed in the financial statements contained in Section 3.5 of the Company Letter, since December 31, 1998, (A) the Company has not incurred any liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other material transaction that is not in the ordinary course of business that would result, individually or in the aggregate, in a Material Adverse Effect on the Company, (B) the Company has not sustained any loss or interference with its business or properties from fire, flood, windstorm, accident or other calamity (including the occurrence of any business disruptions resulting from the inability of the computer software or hardware of the Company, or of any third party vendor, service provider or supplier to the Company, to correctly process dates because of the change from 1999 to 2000) (whether or not covered by insurance) that has had, individually or in the aggregate, a Material Adverse

Effect on the Company, (C) there has been no change in the capital stock of the Company and no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock, and (D) there has not been (x) any granting by the Company to any employee of the Company of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in Section 3.5 of the Company Letter, (y) any granting by the Company to any such employee of any increase in severance or termination benefits in effect as of the date of the most recent audited financial statements included in Section 3.5 of the Company Letter or (z) any entry by the Company into any employment, severance or termination agreement with any employee. Since December 31, 1998, there has been no event causing, individually or in the aggregate, a Material Adverse Effect on the Company.

   Section 3.8 Permits and Compliance; Defaults. (a) The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of any of the Company Permits or the failure of any such Company Permits to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company (as hereinafter defined), threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is in compliance with its obligations under the Company Permits, with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   (b) Except as set forth in Section 3.8 of the Company Letter, the Company is not in violation of (A) its charter, bylaws or other organizational documents,
(B) any applicable law, ordinance, administrative or governmental rule or regulation or (C) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company, except in the case of clauses (A), (B) and (C), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Except as set forth in Section
3.8 of the Company Letter, the Company is not a party to or bound by (i) any distribution, marketing or non-competition agreement or any other agreement or obligation which purports to materially limit the manner in which, or the localities in which, the Company is entitled to conduct its business or (ii) any agreement evidencing, or guarantee relating to, indebtedness for borrowed money to the extent the aggregate principal amount outstanding thereunder exceeds $25,000. Except as set forth in Section 3.8 of the Company Letter, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the properties, assets or operations of the Company is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

   For purposes of this Agreement, "Knowledge of the Company" means the actual knowledge of the individuals identified in Section 3.8 of the Company Letter.

   Section 3.9 Tax Matters. Except as set forth in Section 3.9 of the Company Letter, (i) the Company has filed all federal, and all material state, local and foreign, Tax Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a

Material Adverse Effect on the Company; (iii) the Company has complied in all material respects with all rules and regulations relating to the withholding of Taxes except to the extent that any failure to comply with such rules and regulations would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (iv) no Tax Returns of the Company have been audited during the past five years by any taxing authority, nor is any such audit in progress; (v) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of the Company; (vi) the Company is not a party to any action or proceeding for assessment or collection of Taxes, except to the extent that the result of such actions or proceedings would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (vii) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full or are being timely and properly contested; (viii) no withholding is required under Section 1445 of the Code in connection with the Merger; (ix) the Company has not made any payments, is not obligated to make any payments, and is not a party to any contract or agreement, whether written or oral, that will obligate it to make any payments with respect to the transactions contemplated by this Agreement that would be disallowed as a deduction under Section 280G of the Code; (x) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i), if any, are currently pending; and (xi) the Company is not a party to any tax allocation or sharing agreement and the Company has not been a member of an affiliated group filing a consolidated federal income tax return and does not have any material liability for taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

   Section 3.10 Actions and Proceedings. Except as set forth in Section 3.10 of the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or, to the Knowledge of the Company, any of the present or former directors, officers, employees, consultants, agents or stockholders of the Company, as such, or any of its or their properties, assets or business or any Company Plan (as hereinafter defined) that, individually or in the aggregate, would have a Material Adverse Effect on the Company or materially impair the ability of the Company to perform its obligations hereunder. Except as set forth in Section
3.10 of the Company Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any of its present or former directors, officers, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business or any Company Plan that, individually or in the aggregate, would have a Material Adverse Effect on the Company or materially impair the ability of the Company to perform its obligations hereunder. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of the Company, threatened against or affecting the Company or, to the Knowledge of the Company, any of its present or former officers, directors, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business or any Company Plan relating to the transactions contemplated by this Agreement.

   Section 3.11 Certain Agreements. Except as set forth in Section 3.11 of the Company Letter, the Company is not a party to or bound by, as of the date of this Agreement, any contract, agreement or arrangement that is material to the business, properties, assets, liabilities, financial condition or results of operations of the Company (each, a "Company Contract"). Each Company Contract is valid and binding on the Company and in full force and effect and the Company has performed the obligations required to be performed by it under each Company Contract, except where the failure of such contracts to be valid and binding or the failure of such obligations to have been performed would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No holder of any shares of Company Common Stock granted in connection with the performance of services for the Company, is or will be entitled to receive cash from the Company in lieu of or in exchange for such shares under this Agreement.

   Section 3.12 ERISA. (a) Each Company Plan is listed in Section 3.12(a) of the Company Letter. The Company has delivered or made available to Parent with respect to each Company Plan (as hereinafter defined), true and complete copies of (i) all plan documents and amendments thereto, trust agreements and amendments thereto and insurance and annuity contracts and policies, (ii) the current summary plan description, (iii) the Annual Reports (Form 5500 series) and accompanying schedules, as filed, for the most recently completed two plan years for which such reports have been filed, (iv) the financial statements for the most recently completed two plan years for which statements have been prepared, (v) the most recent determination letter issued by the Internal Revenue Service (the "IRS") and the application submitted with respect to such letter, and (vi) all correspondence with the IRS or Department of Labor concerning any pending audit or controversy. Any "change in control" or similar provisions contained in any Company Plan are specifically identified in Section 3.12(a) of the Company Letter.

   (b) Except as would not have a Material Adverse Effect on the Company, each Company Plan complies with its terms and with ERISA, the Code and all other applicable statutes and governmental rules and regulations. Except as set forth in Section 3.12(b) of the Company Letter, each Company Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or of any circumstance indicating that any such plan is not so qualified in operation. None of the Company Plans is subject to the law of any jurisdiction outside of the United States of America. Neither the Company nor any of its ERISA Affiliates has maintained, contributed to, or had any liability under, any pension plan subject to Title IV of ERISA or Section 302 of the Code.

   (c) With respect to the Company Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any ERISA Affiliate or Company Plan fiduciary could be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable law, other than liabilities for benefits payable in the normal course, and other than any liability which would not have a Material Adverse Effect on the Company. Except as set forth in
Section 3.12(c) of the Company Letter, all material contributions required to be made under the terms of each Company Plan have been timely made. Except as set forth in Section 3.12(c) of the Company Letter, neither the Company nor any of its ERISA Affiliates has any material liability or obligation under any welfare plan to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

   (d) As used herein, "Company Plan" means a "pension plan" (as defined in Section 3(2) of ERISA), a "welfare plan" (as defined in Section 3(1) of ERISA), or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, fringe benefit, insurance or other plan, arrangement or understanding, in each case established or maintained by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has contributed or otherwise may have any liability.

   (e) Section 3.12(e) of the Company Letter contains a list, and the Company has heretofore made available to Parent a true and complete copy, of all (i) severance, employment and consulting agreements with employees and consultants of the Company and each of its ERISA Affiliates, and (ii) severance programs and policies of the Company and each of its ERISA Affiliates with or relating to its employees.

   (f) Except as contemplated by this Agreement or as set forth in Section 3.12(f) of the Company Letter, the consummation of the Merger and the other transactions contemplated by this Agreement will not (i) entitle any employees of the Company to severance pay or entitle them to severance pay upon their termination of employment, (ii) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any of the Company Plans or (iii) result in any breach or violation of, or a default under, any of the Company Plans.

   Section 3.13 Compliance with Worker Safety and Environmental Laws. To the Knowledge of the Company, the properties, assets and operations of the Company are in compliance with all applicable Worker

Safety Laws and Environmental Laws, except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company that interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   Section 3.14 Labor Matters. The Company is not a party to any collective bargaining agreement or labor contract. The Company has not engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for the Company (the "Company Business Personnel"), and there is no unfair labor practice complaint or grievance against the Company by the National Labor Relations Board or any comparable state agency pending or, to the Knowledge of the Company, threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   Section 3.15 Intellectual Property. (a) The Company has through ownership or licensing, all Intellectual Property Rights as are necessary to conduct the business of the Company as currently conducted by the Company, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect on the Company. To the Knowledge of the Company, the Company has not infringed any Intellectual Property Rights of any third party other than any infringements that, individually and in the aggregate, would not have a Material Adverse Effect on the Company.

   (b) Except as set forth in Section 3.15 of the Company Letter, there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of the Company, threatened that challenge or question the Company's Intellectual Property Rights and that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

   (c) All patents, registered trademarks, service marks, copyrights and domain names which are held by the Company, and which are material to the business of the Company, are to the Knowledge of the Company valid and subsisting. Section
3.15 of the Company Letter contains a list as of the date hereof of (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress, trade names and domain names and pending applications to register the foregoing, (ii) all material United States and foreign patents and patent applications and (iii) all material registered United States and foreign copyrights and pending applications to register the same, in each case owned by the Company.

   Section 3.16 Opinion of Financial Advisor. The Company has received the written opinion of First Annapolis Capital Inc., dated the date hereof, to the effect that, as of the date hereof, the Exchange Ratio is fair to the Company's stockholders from a financial point of view, a copy of which opinion has been delivered to Parent.

   Section 3.17 Certain Company Bylaw Provisions. The Board of Directors of the Company has, to the extent any Company Bylaw provisions are applicable, taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt Parent and its Subsidiaries and affiliates, the Merger, this Agreement and the transactions contemplated hereby from any restrictions contained in the Company Bylaws that are impacted by the transactions contemplated hereby, including without limitation, restrictions on qualifications of stockholders. No other provisions of the Company Bylaws are applicable to the Merger, this Agreement or the transactions contemplated hereby.

   Section 3.18 Required Vote of Company Stockholders. The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock is required to adopt this Agreement. No other vote of the security holders of the Company is required by law, the Company Charter or the Company Bylaws or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

   Section 3.19 Pooling of Interests; Reorganization. To the Knowledge of the Company, it has not (i) taken any action or failed to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

   Section 3.20 Brokers. No broker, investment banker or other person, other than First Annapolis Capital, the fees and expenses of which will be paid by the Company (as reflected in an agreement between First Annapolis Capital and the Company dated October 11, 1999, a copy of which has been furnished to Parent), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

   Section 3.21 Cash Awards. The cash awards (the "Executive Cash Awards") granted to each of the persons listed in Exhibit 3.12E of the Company Letter (collectively, the "Executives") at the November 10, 1999 meeting of the Executive Committee of the Company's Board of Directors, as amended at the November 12, 1999, December 13, 1999 and April 4, 2000, meetings of the Company's Board of Directors (i) are, in the aggregate, equal to the amount set forth in Exhibit 3.12E of the Company Letter, (ii) are expressly contingent upon the approval of such grants by stockholders owning at least 75% of the outstanding Company Common Stock in accordance with Section 280G(b)(5)(B), and
(iii) are the only awards granted to the Executives or any other member of the Company's management in connection with or related to the transactions contemplated by this Agreement.

   Section 3.22 Repurchased Shares. Since January 1, 1999, the Company has purchased, in accordance with the Company Bylaws, from the stockholders set forth in Section 3.22 of the Company Letter the number of shares of Company Common Stock set forth opposite each such stockholder's name (the "Repurchased Shares"). Except for the Repurchased Shares, since January 1, 1999, the Company has not repurchased, nor has it given any notification to any stockholder to the effect that the stockholder is not eligible to own shares of Company Common Stock that has not been resolved to the Company's satisfaction.

   Section 3.23 February Network Revenue. Section 3.11.A.4.b of the Company Letter contains a true and correct list of all of the Company's network participants as of February 29, 2000. Section 3.23 of the Company Letter contains a true and correct list by billing logo of the dollar amount of the Company's February Network Revenue (as defined below) attributable to the Company's participation agreements with all of the Company's network participants. "February Network Revenue" means the revenue of the Company during February 2000 under its participation agreements, based on the fees payable under Schedule A to such agreements with the following adjustments: (a) POS acquirer fees earned by the Company as a result of POS transactions carried out by cardholders of a participant are shown, net of POS interchange fees payable to such participant, as revenue from such participant; and (b) revenues to the Company of less than $13,000 attributable to the Company's interchange agreement with Magic Line-Illinois, Inc. have been removed to reflect that agreement's expiration as of April 1, 2000. Except for the adjustments described in the previous sentence, the total February Network Revenue indicated in Section 3.23 of the Company Letter was prepared in a manner consistent with GAAP and in accordance with the Company's usual practices for recording network revenue and equals the total revenue of the Company under its participation agreements in February 2000.

                                   ARTICLE IV

                   Covenants Relating to Conduct of Business

   Section 4.1 Conduct of Business Pending the Merger. Except as expressly permitted by clauses (a) through (q) of this Section 4.1, during the period from the date of this Agreement through the Effective Time, the Company shall in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, or as set forth in Section
4.1 of the Company Letter, the Company shall not, without the prior written consent of Parent:

     (a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

     (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities;

     (c) amend the Company Charter or Company Bylaws or other comparable charter or organizational documents;

     (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business consistent with past practice and not material to the Company;

     (e) sell, lease, license, mortgage, encumber or otherwise dispose of any of its properties or assets, other than sales, leases or licenses in the ordinary course of business consistent with past practice and not material to the Company;

     (f) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) indebtedness for borrowed money not exceeding $25,000 in aggregate principal amount outstanding at any one time, and (ii) cash management activities carried on in the ordinary course of business consistent with past practice;

     (g) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company;

     (h) increase the compensation payable or to become payable to its directors, officers or employees (except for increases, not in excess of 5% in the aggregate, in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company who are not officers of the Company) or grant any severance or termination pay (other than to employees who are not officers in the ordinary course of business consistent with past practice) to, or enter into or amend any employment, consulting or severance agreement with any current or former director or officer of the Company, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee;

     (i) knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

     (j) make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

     (k) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods unless, in any such case, so required by applicable law; provided, that the Company shall provide Parent with written notice not later than the date of filing of any federal income Tax Return or material state income Tax Return, setting forth in reasonable detail the inconsistency and the applicable law that required it;

     (l) settle or compromise any material federal, state, local or foreign income tax liability;

     (m) enter into, amend or terminate any noncompetition agreement or any agreement or contract pursuant to which any third party is granted exclusive marketing, distribution, material manufacturing or any other exclusive rights with respect to any Company product, process or technology;

     (n) (i) make or agree to make any new capital expenditure or capital expenditures which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $250,000, (ii) enter into or agree to enter into any material contract or agreement (iii) enter into or agree to enter into any participation or processing agreement not in the ordinary course of business consistent with past practice, (iv) amend any participation agreement, or (v) materially amend any processing agreement or the Company Operating Rules;

     (o) fail to take any action necessary to preserve, or waive or release, any material right or claim, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

     (p) initiate any litigation or arbitration proceeding or settle or compromise any material litigation or arbitration proceeding or any claim involving intellectual property; or

     (q) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   Section 4.2 No Solicitation.

   (a) From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, the Company will not, and will cause any officers, directors, employees and investment bankers, attorneys or other agents retained by the Company not to,
(i) directly or indirectly solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) except as expressly permitted below, engage in negotiations or discussions with, or furnish any information or data to any third party relating to, or that may reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined) (other than the transactions contemplated hereby). Notwithstanding anything to the contrary contained in this Section 4.2 or in any other provision of this Agreement, the Company, and its officers, directors, investment bankers, attorneys or agents, may:

     (i) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") if: (A) the Company's Board of Directors reasonably determines in good faith, after consultation with its financial advisor, that such third party has submitted an Acquisition Proposal which is a Superior Proposal (as hereinafter defined), and (B) the Company's Board of Directors determines in good faith, based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would be inconsistent with the Company Board's fiduciary duties under applicable law, or

     (ii) following receipt of an Acquisition Proposal, disclose to its stockholders the Company's position as contemplated by Rules 14d-9 and 14e-2 under the Exchange Act or otherwise make any other disclosure required by applicable law to its stockholders related to an Acquisition Proposal.

   The Company agrees that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement substantially similar to the confidentiality provisions of the confidentiality agreement entered into between the Company and Parent. In the event that the Company shall receive any Acquisition Proposal or any inquiry with respect to or which could lead to any Acquisition Proposal, it shall promptly inform Parent in writing as to the terms of such Acquisition Proposal and the identity of the person making any such Acquisition Proposal or inquiry, and if the Acquisition Proposal is in writing the Company shall provide Parent a true and complete copy thereof, and will keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such Acquisition Proposal or inquiry.

   (b) For purposes of this Agreement, "Acquisition Proposal" shall mean any bona fide proposal or offer, or any expression of interest, made by a third party relating to the Company's willingness or ability to receive or discuss a proposal or offer for a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company or any proposal or offer to acquire in any manner, directly or indirectly, a substantial part of the business or assets or any equity interest in, or voting securities of, of the Company (other than the transactions contemplated by this Agreement).

   (c) The term "Superior Proposal" shall mean any unsolicited Acquisition Proposal in writing which the Company Board reasonably determines in its good faith judgment, after consultation with its financial advisor, provides greater aggregate value from a financial point of view to the Company's stockholders, in their capacity as stockholders, than the transactions contemplated hereby.

   (d) The Company shall immediately cease and cause to be terminated any discussions or negotiations existing as of the date hereof with any parties (other than the Parent and Sub) conducted heretofore with respect to any of the foregoing. The Company agrees to enforce, and not to release any third party from, any confidentiality or standstill agreement to which the Company is a party with respect to a merger of, acquisition of, investment in, reorganization of, or business combination involving, the Company.

   Section 4.3 Pooling of Interests; Reorganization. During the period from the date of this Agreement to the Effective Time, none of Parent, any of its Subsidiaries, or the Company shall (a) knowingly take or fail to take any action, which action or failure would jeopardize the treatment of the Merger as a pooling or interests for accounting purposes or (b) knowingly take or fail to take any action, which action or failure would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                                   ARTICLE V

                             Additional Agreements

   Section 5.1 Stockholder Meeting. (a) The Company will, as soon as practicable following the date of this Agreement duly call, give notice of, convene and hold a meeting of stockholders (the "Company Stockholder Meeting") for the purpose of considering the approval of this Agreement and the Executive Cash Awards. The Company will, through its Board of Directors, recommend to its stockholders approval of this Agreement and the Executive Cash Awards and shall solicit such approval by its stockholders and such Board of Directors shall not withdraw or modify, or propose to withdraw or modify in a manner adverse to Parent, such recommendation.

   (b) Notwithstanding the foregoing, the Board of Directors of the Company may at any time prior to the Effective Time withdraw, modify or change any recommendation and declaration regarding this Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if the Company has complied with Section 4.2 and in the reasonable good faith judgment of the Board of Directors after consultation with outside legal counsel the failure to so withdraw, modify or change its recommendation and declaration regarding this Agreement or the Merger or to recommend and declare advisable any other offer or proposal would be inconsistent with its fiduciary duties to its stockholders under applicable law. The Company agrees to submit this Agreement to its stockholders for approval whether or not the Board of Directors of the Company determines at any time subsequent to the date hereof that this Agreement is no longer advisable and recommends that the stockholders of the Company reject it.

   Section 5.2 Preparation of the Registration Statement and the Proxy Statement. The Company and Parent shall promptly prepare the Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders. Parent shall also take any action reasonably required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

   Section 5.3 Access to Information. (a) Subject to currently existing contractual and legal restrictions applicable to the Company, the Company shall afford to the accountants, counsel, financial advisors and other representatives of Parent reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from the date of this Agreement through the Effective Time, its officers, employees, properties, books, contracts, commitments and records (including, without limitation, the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, statement and other document filed by it during such period pursuant to the requirements of federal or state banking laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, that the Company may provide information which is of a sensitive competitive nature in a form which minimizes the potential detriment to the Company from such disclosure while addressing the legitimate business objectives of Parent in seeking such information.

   (b) Subject to contractual and legal restrictions applicable to Parent, Parent shall afford to the financial advisors and other representatives of the Company reasonable access to, during normal business hours during the period from the date of this Agreement through the Effective Time, the senior executive officers of Parent; provided, that Parent may provide information which is of a sensitive competitive nature in a form which minimizes the potential detriment to Parent from such disclosure while addressing the legitimate business objectives of the Company in seeking such information.

   (c) No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained pursuant to this Section 5.3 shall be kept confidential in accordance with the Confidentiality Agreement, dated October 28, 1999 between Parent and First Annapolis Capital, Inc. (the "Confidentiality Agreement"), all of the terms of which shall remain in full force and effect after the date hereof.

   Section 5.4 Compliance with the Securities Act. (a) Section 5.4 of the Company Letter contains a list identifying all persons who, at the time of the Company Stockholder Meeting, may be deemed to be "affiliates" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent within 30 days of the date hereof a written agreement in substantially the form of Exhibit 5.4(a) hereto (the "Company Affiliate Letter"), executed by each of such persons identified in the foregoing list. Prior to the Effective Time, if required, the Company shall amend and supplement Section 5.4 of the Company Letter and use its reasonable best efforts to cause each additional person who is identified as a Rule 145 Affiliate of the Company to execute the Company Affiliate Letter.

   (b) Section 5.4 of the Parent Letter contains a list identifying those persons who may have been, at the time of the Parent Board of Directors meeting to approve this Agreement and the Merger, affiliates of Parent under applicable SEC accounting releases with respect to pooling of interests accounting treatment. Parent shall use its reasonable best efforts to enter into a written agreement in substantially the form of Exhibit C hereto (the "Parent Affiliate Letter") within 30 days of the date hereof with each of such persons identified in the foregoing list, copies of which shall be delivered to the Company. Prior to the Effective Time, if required, Parent shall amend and supplement Section
5.4 of the Parent Letter and use its reasonable best efforts to cause each additional person who is identified as an affiliate of Parent to execute the Parent Affiliate Letter.

   Section 5.5 Listing of Parent Common Stock. Parent shall use its reasonable best efforts to continue the listing of the Parent Common Stock on Nasdaq during the term of this Agreement. Parent shall use its reasonable best efforts to list on Nasdaq, upon official notice of issuance, the shares of Parent Common Stock to be issued pursuant to Section 1.5.

   Section 5.6 Fees and Expenses. (a) Except as provided in this Section 5.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses; provided, that all reasonable and documented printing expenses and filing fees (including, without limitation, filing fees under the Securities Act, the Bank Act and the HSR Act but excluding the fees and expenses of counsel, financial advisors and accountants) shall be divided equally between Parent and the Company.

   (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by Parent (A) pursuant to Section 7.1(e), or (B) pursuant to Section 7.1(f), then in each case, the Company shall (in addition to any obligation under Section 5.6(c) and without prejudice to any other rights Parent may have against the Company for a breach of this Agreement) reimburse Parent upon demand for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any Affiliate (as hereinafter defined) of Parent in connection with this Agreement and the transactions contemplated herein, including all fees and expenses of counsel, investment banking firms, accountants and consultants; provided, however, that the Company shall not be obligated to make payments pursuant to this Section 5.6(b) in excess of $500,000 in the aggregate. As used herein, "Affiliate" shall have the meaning set forth in Rule 405 under the Securities Act.

   (c) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by Parent pursuant to Section 7.1(e) and any Acquisition Proposal existed between the date hereof and the date of the Company Stockholder Meeting and, concurrently with or within twelve months after any such termination, a Third Party Acquisition Event (as hereinafter defined) occurs or the Company shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Third Party Acquisition Event, or (ii) this Agreement is terminated by Parent pursuant to Section 7.1(f), then, in each case, the Company shall (in addition to any obligation under Section 5.6(b) and without prejudice to any other rights Parent may have against the Company for a breach of this Agreement) pay to Parent a fee (the "Termination Fee") of 3% of the aggregate value of the shares of Parent Common Stock to be provided to stockholders of the Company pursuant to Section 1.5(c) determined as though the Closing Date was the date of such termination, in cash, such payment to be made promptly, but in no event later than, in the case of clause (i), the later to occur of such termination and such Third Party Acquisition Event or, in the case of clause (ii), such termination. As used in this Agreement, a "Third Party Acquisition Event" involving the Company means (i) a transaction or series of transactions pursuant to which any person or group (as such term is defined under the Exchange Act), other than Parent or Sub, or any affiliate thereof ("Third Party"), acquires (or would acquire upon completion of such transaction or series of transactions) more than ten percent (10%) of the equity securities or voting power of the Company pursuant to a tender offer or exchange offer or otherwise (other than a merger, acquisition or other reorganization of one or more of the Company's stockholders), (ii) a merger, consolidation, share exchange or other business combination involving the Company pursuant to which any Third Party acquires ownership (or would acquire ownership upon consummation of such merger, consolidation, share exchange or other business combination) of more than ten percent (10%) of the outstanding equity securities or voting power of the Company or of the entity surviving such merger or business combination or resulting from such consolidation, (iii) any other transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of assets of the Company having a fair market value equal to more than ten percent (10%) of the fair market value of all the assets of the Company immediately prior to such transaction or series of transactions, or (iv) any transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of the Board of Directors of the Company or by which nominees of any Third Party are (or would be) elected or appointed to a majority of the seats on the Board of Directors of the Company.

   Section 5.7 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including but not limited to using reasonable best efforts for the purpose of: (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and making all necessary registrations and filings (including filings with Governmental Entities) and taking all commercially reasonable steps (including continuing to honor all previous undertakings with Governmental Entities) as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including those in connection with the HSR Act and the Bank Act), (ii) keeping the other parties informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the Merger or the transactions contemplated by this Agreement, (iii) permitting the other parties to review any material communication delivered to, and consulting with the other party in advance of any meeting or conference with, any Governmental Entity relating to the Merger or the transactions contemplated by this Agreement or in connection with any proceeding by a private party, and giving the other party the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Entity or private party), (iv) obtaining of all necessary consents, approvals or waivers from third parties, and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld. Without limiting the foregoing, promptly following the execution and delivery of this Agreement, the Company shall file with the Office of the Comptroller of the Currency and the Illinois Bureau of Banks and Trust Companies, and diligently pursue on behalf, respectively, of its national bank and Illinois state bank stockholders a request for confirmation of the authority of such stockholders to acquire Parent Common Stock as a result of the transactions contemplated hereby.

   (b) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

   (c) Notwithstanding anything to the contrary contained in this Agreement (including without limitation this Section 5.7), the Company shall not, without Parent's prior written consent, commit to any divestiture transaction, and neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the

Company or any of the businesses, product lines or assets of the Company or Parent, or any of its Subsidiaries or Affiliates, or that otherwise would have, individually or in the aggregate, a Material Adverse Effect on Parent or the Company.

   (d) Nothing contained in Section 5.2 or this Section 5.7 shall limit or restrict Parent or any of its Subsidiaries from entering into or effecting any agreement relating to any other business combination, acquisition or merger and no such business combination, acquisition or merger shall be deemed to violate
Section 5.2 or 5.7; provided, however, that, except as set forth in the first clause of this sentence, no such business combination, acquisition or merger may violate, or cause Parent or any of its Subsidiaries to violate, the terms of this Agreement (including, without limitation, Section 5.15).

   Section 5.8 Public Announcements. Neither the Parent nor the Company will issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or the rules of Nasdaq.

   Section 5.9 Real Estate Transfer and Gains Tax. Parent and the Company agree that either the Company or the Surviving Corporation will pay any state or local tax which is attributable to the transfer of the beneficial ownership of the Company's real property, if any (collectively, the "Gains Taxes"), and any penalties or interest with respect to the Gains Taxes, payable in connection with the consummation of the Merger. The Company and Parent agree to cooperate with the other in the filing of any returns with respect to the Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company and any information with respect to such property that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real property of the Company shall be determined by Parent in its reasonable discretion.

   Section 5.10 State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplate hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

   Section 5.11 Indemnification; Directors and Officers Insurance. (a) For six years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers, employees or agents of the Company to the fullest extent permitted by law, any outstanding indemnification agreements listed in Section
5.11 of the Company Letter, the Company Charter or the Company Bylaws, in each case for all acts or omissions occurring at or prior to the Effective Time, and shall periodically advance litigation expenses incurred by each such person in connection with defending any claim, action or investigation arising out of such acts or omissions (including the cost of any investigation and preparation incurred in connection therewith). Parent shall provide, or shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current and former directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable with respect to limits and deductibles than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Parent and Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 150% of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

   (b) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) conveys all or substantially all of its properties and assets to any person then, and in each case, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.11.

   Section 5.12 Notification of Certain Matters. Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause
(x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in all material respects, (ii) any failure of Parent, Sub or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change or event which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent or the Company, as the case may be; provided, however, that the delivery of any notice pursuant to this Section
5.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

   Section 5.13 Employee Matters. (a) Parent shall cause the Surviving Corporation to honor all employment and severance agreements to which the Company is a party as of the date hereof set forth in Section 3.12(e) of the Company Letter.

   (b) To the extent any Parent Plan (or any plan of the Surviving Corporation) shall be made applicable to any employee or former employee of the Company, Parent shall, or shall cause the Surviving Corporation to, grant to employees and former employees of the Company credit for service with the Company for the purposes of determining eligibility to participate in such plan and the employee's nonforfeitable interest in benefits thereunder and for purposes of calculating benefits thereunder (but subject to offset, if necessary, to avoid duplication of benefits). Parent shall (i) waive (or cause to be waived) any pre-existing condition limitations that might otherwise apply to employees or former employees of the Company unless not waived under the Company's equivalent plan and (ii) recognize (or cause to be recognized) the dollar amount of all expenses incurred by employees or former employees of the Company during the calendar year in which the Effective Time occurs for purposes of satisfying the calendar year deductions and co-payment limitations for such year, under the relevant welfare benefit plans of Parent or the Surviving Corporation. Parent shall, or shall cause the Surviving Corporation to, comply with the terms of all Company Plans, provided, however, nothing in this Agreement shall be interpreted as limiting the power of the Parent or the Surviving Corporation to amend or terminate any Company Plan or any other employee benefit plan, program, agreement or policy in accordance with its terms or as requiring the Surviving Corporation or Parent to offer to continue (other than as required by its terms) any written employment contract.

   (c) The Company will not, without Parent's prior written consent, (i) amend any of the Second Amended Agreements (as defined in Section 6.3(e)), as they exist on the date hereof, or waive any rights of the Company thereunder, or
(ii) terminate the employment of any of the executives who are parties to the Second Amended Agreements, except for death, Disability or Cause (as such terms are defined in the Second Amended Agreements).

   Section 5.14 Board of Directors Advisory Committees. Parent will, as soon as practicable following the Effective Date, cause the 3 to 5 individuals identified in Sections 5.14 (a) and (b) of the Company Letter to be selected as members of the MAC Advisory Council and the MAC Operations and Technical Committee, respectively.

   Section 5.15 Section 368(a). Following the Closing, Parent (i) shall not (A) cause or permit the Surviving Corporation to fail the continuity of business enterprise requirement of federal income tax law; (B) cause or permit the Surviving Corporation to issue shares of capital stock; (C) liquidate the Surviving

Corporation or merge the Surviving Corporation with or into any other corporation; or (D) sell or otherwise dispose of shares of capital stock of the Surviving Corporation; unless, in any case, such action or failure to act would not, singly or in combination with any other such action or failure to act, cause the Merger to fail to constitute a reorganization within the meaning of
Section 368(a) of the Code, and (ii) shall (and shall cause the Surviving Corporation and their respective affiliates to) take no other action which action could reasonably be expected to cause the Merger to fail to be treated as a reorganization within the meaning of Section 368(a) of the Code.

   Section 5.16 EDS Processing Agreement. If the Closing does not occur prior to May 30, 2000, the Company shall no later than May 30, 2000 take any and all actions necessary or appropriate to terminate as of a date no later than October 31, 2000, that certain Network Processing Agreement dated as of November 18, 1994 by and between the Company and Electronic Data Systems Corporation ("EDS"), as amended by (i) that certain First Amendment dated June 10, 1995, (ii) that certain Second Amendment dated December 12, 1995, (iii) that certain Third Amendment dated June 27, 1997, (iv) that certain Fourth Amendment dated May 10, 1999, and (v) that certain Fifth Amendment dated March 24, 2000. In connection with the foregoing agreement, Parent agrees that the Company may terminate any exclusivity and noncompetition obligations or agreements it has with EDS, effective any time after the date hereof.

                                   ARTICLE VI

                       Conditions Precedent to the Merger

   Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been duly approved and the transactions contemplated hereby shall have been duly exempted from
  Article VIII of the Company Bylaws, in each case by the requisite vote of stockholders of the Company in accordance with applicable law and the Company Charter and the Company Bylaws.

     (b) Other Approvals. (i) All approvals to be obtained by Parent, Sub or the Company required under the Bank Act shall have been received and the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (ii) All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the consummation of the Merger or any of the transactions contemplated hereby a violation of law by Parent, Sub or the Company or would have, individually or in the aggregate, a Material Adverse Effect on Parent (assuming the Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

     (c) No Order. Neither any court or other Governmental Entity having jurisdiction over the Company or Parent, or any of Parent's Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) nor the Office of Thrift Supervision with respect to any stockholder of the Company shall have issued any order which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

     (d) Litigation. There shall not be instituted or pending any suit, action or proceeding by any Governmental Entity relating to this Agreement or any of the transactions contemplated hereby which would have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent.

     (e) Stockholder Regulatory Approvals. The Company shall have received confirmation from the Office of the Comptroller of the Currency that it will not object to the Company's national bank stockholders acquiring Parent Common Stock in accordance with this Agreement, and from the Illinois Bureau of Banks and Trust Companies that it will not object to the Company's Illinois state bank stockholders acquiring Parent Common Stock in accordance with this Agreement.

   Section 6.2 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

     (a) Performance of Obligations; Representations and Warranties. Each of Parent and Sub shall have performed in all material respects each of its covenants and agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of such representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

     (b) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn; provided, however, that the Company may waive this condition only after October 31, 2000 and then only if (i) Parent is reasonably satisfied that the consummation of the Merger without having the Registration Statement being declared effective would not violate any applicable securities or Blue Sky laws, and
  (ii) the Company shall have delivered to Parent subscription agreements, in form and substance reasonably acceptable to Parent, executed by each stockholder of the Company which subscription agreement shall (A) confirm that such stockholder is an Accredited Investor (as such term is defined in Rule 501 promulgated under the Securities Act of 1933), (B) acknowledges that the Parent Common Stock to be delivered by Parent pursuant thereto is restricted stock that is not publicly registered, (C) acknowledge that the stock certificate(s) to be issued to such stockholder will bear an appropriate restrictive legend, and (D) restrict such stockholder from transferring any Parent Common Stock received from Parent unless (x) an exemption from the securities laws applies to such transfer transaction, as confirmed by an opinion of outside legal counsel, and (y) prior to the transfer the proposed transferee signs an agreement containing all of the same provisions.

     (c) Listing of Parent Common Stock. The Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

     (d) Tax Opinion. The Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois) ("Skadden, Arps") in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps may rely upon the representations contained herein and may require and rely upon (and may incorporate by reference) reasonable representations from Parent, Sub, the Company, and others.

   Section 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

     (a) Performance of Obligations; Representations and Warranties. The Company shall have performed in all material respects each of its covenants and agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

     (b) Tax Opinion. Parent shall have received an opinion of Sidley & Austin, in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Sidley & Austin may rely upon representations contained herein and may require and rely upon (and may incorporate by reference) reasonable representations from Parent, Sub, the Company, and others.

     (c) Pooling. The Company shall have received the written opinion, dated as of the Effective Time, of Deloitte & Touche LLP that Deloitte & Touche LLP concurs with management's conclusion that the Company is eligible to be a party to a business combination accounted for as a pooling of interests in accordance with generally accepted accounting principles and applicable published rules and regulations of the SEC. Parent shall have received the written opinion, dated as of the Effective Time, of Ernst & Young LLP that Ernst & Young LLP concurs with management's conclusion that Parent is eligible to be a party to a business combination accounted for as a pooling of interests in accordance with generally accepted accounting principles and applicable published rules and regulations of the SEC, and that the Merger will qualify for pooling of interests accounting. Each of such written opinions shall be in form and substance reasonably satisfactory to Parent.

     (d) Dissenting Stockholders. The Dissenting Shares shall include no more than five percent (5%) of the shares of Company Common Stock outstanding immediately prior to the Effective Time. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Secretary to such effect.

     (e) Executive Employment Agreements. (i) The executives who are parties to those certain Second Amended and Restated Change of Control Employment Agreements entered into by such executives on the date hereof (the "Second Amended Agreements") shall still be employed by the Company, unless their employment has been terminated as a result of the death or Disability of any such executive, (ii) the Second Amended Agreements shall not have been further amended, (iii) such agreements shall be in full force and effect and (iv) there shall have been no assertion by any of the executives or the Company that any of the Second Amended Agreements, in whole or in part, is not effective or is in breach.

     (f) Participant Base. The network participants (other than those that have joined or have agreed to join the MAC network in Illinois or Indiana) who between the date hereof and the Closing Date (1) cease participating in the Company's network, (2) terminate (without subsequently rescinding such termination) their participation agreement with the Company or (3) notify the Company (without subsequently rescinding such notice) that they will cease participating in the Company's network or will terminate their participation agreement with the Company shall have accounted for, in the aggregate, less than $100,000 of the Company's February Network Revenue. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

                                  ARTICLE VII

                       Termination, Amendment and Waiver

   Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company or
Parent:

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company if the other party shall have failed to comply in any material respect with any of its material covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within 30 days following receipt by such other party of written notice from the non-breaching party of such failure to comply;

     (c) by either Parent or the Company if there has been (i) a breach by the other party (in the case of Parent, including any breach by Sub) of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of Parent, including any breach by Sub) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within 30 days following receipt by the breaching party from the non-breaching party of written notice of the breach;

     (d) by Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on October 31, 2000; provided, however, that either party may by written notice to the other party delivered on or prior to October 31, 2000 extend such date until the day immediately preceding the first anniversary hereof if the failure of the Merger to be effected on or prior to October 31, 2000 shall have resulted from the failure of the conditions set forth in Section 6.1(b) to be satisfied; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

     (e) by Parent if the stockholders of the Company do not approve this Agreement at the Company Stockholder Meeting or at any adjournment or postponement thereof;

     (f) by Parent if (i) the Board of Directors of the Company shall not have recommended, or shall have resolved not to recommend, or shall have qualified or modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable and fair to and in the best interest of the Company and its stockholders, or shall have resolved to do so, (ii) prior to the Company Stockholder Meeting any person (other than Parent or its Affiliates) acquires or becomes the owner of 10% or more of the outstanding shares of Company Common Stock unless such person either is then subject to, or at least 30 days prior to the Closing Date executes, a Company Voting Agreement with respect to all of the shares of Company Common Stock then held by such person, including such acquired shares, or
  (iii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Acquisition Proposal or shall have resolved to do so; and

     (g) by the Company, by written notice from the Company to Parent delivered not later than the second business day prior to the Closing Date, if the Parent Average Price at the end of the Calculation Period is less than $20; provided that it is understood that the right to terminate set forth in this Section 7.1(g) may not be exercised until after all of the Closing conditions set forth in Article VI hereof have been satisfied or waived.

   The right of any party hereto to terminate this Agreement pursuant to this
Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

   Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for the last sentence of Section 5.3(c) and the entirety of Section 5.6, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement. The Confidentiality Agreement shall remain in full force and effect notwithstanding the termination of this Agreement.

   Section 7.3 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   Section 7.4 Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               General Provisions

   Section 8.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

   Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

   (a) if to Parent or Sub, to
       Concord EFS, Inc.
       Electronic Payment Services, Inc.
       1100 Carr Road
       Wilmington, Delaware 19809
       Attention: Marcia E. Heister
       Facsimile No.: (302) 791-8762

   with a copy to:
       Sidley & Austin
       Bank One Plaza
       10 South Dearborn Street
       Chicago, Illinois 60603
       Attention: Imad I. Qasim
       Facsimile No.: (312) 853-7036

   (b) if to the Company, to:
       Cash Station, Inc.
       200 South Wacker
       Suite 1000
       Chicago, IL 60606
       Attention: James H. Hayes
       Facsimile No.: (312) 977-1945

   with a copy to:
       Skadden, Arps, Slate, Meagher & Flom (Illinois)
       333 West Wacker Drive
       Suite 2100
       Chicago, IL 60606
       Attention: William R. Kunkel
       Facsimile No.: (312) 407-0411

   Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

   Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

   Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Sections 5.11 and 5.15 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

   Section 8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties hereby irrevocably submit to the jurisdiction of the Federal courts of the United States of America and the state courts located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Federal or state court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

   Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any attempted assignment in violation of this
Section 8.7 shall be deemed to be void and of no force or effect.

   Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

   IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                          Cash Station, Inc.

                                             /s/ Stephen S. Cole
                                          By: _________________________________
                                             Name: Stephen S. Cole
                                             Title:President

                                          Concord EFS, Inc.

                                             /s/ Edward T. Haslam
                                          By: _________________________________
                                             Name: Edward T. Haslam
                                             Title:Chief Administrative
                                             Officer

                                          SWCI Acquisition Corp.

                                             /s/ Edward T. Haslam
                                          By: _________________________________
                                             Name: Edward T. Haslam
                                             Title:Treasurer

                                                                         ANNEX B

                             STOCKHOLDER AGREEMENT

   STOCKHOLDER AGREEMENT, dated as of April 12, 2000 (this "Agreement"), by the undersigned stockholder (the "Stockholder") of Cash Station, Inc., a Delaware corporation (the "Company"), for the benefit of Concord EFS, Inc., a Delaware corporation ("Parent").

                                    RECITALS

   WHEREAS, Parent, SWCI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, the issued and outstanding shares of Common Stock, $.01 par value per share, of the Company ("Company Common Stock"), not owned directly or indirectly by Parent or the Company, will be converted into shares of Common Stock, par value $0.33 per share, of Parent ("Parent Common Stock");

   WHEREAS, the Stockholder owns of record that number of shares of Company Common Stock appearing on the signature page hereof (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

   WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder agree, and in order to induce Parent to enter into the Merger Agreement the Stockholder has agreed, to enter into this Agreement.

   NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Stockholder agrees as follows:

   1. Covenants of Stockholder. Until the termination of this Agreement in accordance with Section 5, Stockholder agrees as follows:

     (a) At the Company Stockholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

     (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against any amendment of the Company's Amended and Restated Articles of Incorporation, or By-Laws, which amendment would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

     (c) The Stockholder agrees not to enter into any other voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take the foregoing action.

     (d) The Stockholder shall not, nor shall the Stockholder permit any affiliate (other than the Company), director, officer, employee, investment banker, attorney or other advisor or representative of the Stockholder to,
  (i) directly or indirectly solicit, initiate or knowingly encourage the submission of, any Acquisition Proposal or (ii) except as expressly permitted by the Merger Agreement, directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal.

     (e) The Stockholder shall use the Stockholder's reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

   2. Representations and Warranties of Stockholder. The Stockholder represents and warrants to Parent as follows:

     (a) The Stockholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, including the shares set forth below the Stockholder's name on the signature page hereto. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares. The Stockholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Shares, and none of the Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares, except as contemplated by this Agreement.

     (b) This Agreement has been duly executed and delivered by the Stockholder. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles. The execution and delivery of this Agreement by the Stockholder does not and will not conflict with any agreement, order or other instrument binding upon the Stockholder, nor require the Stockholder to make or obtain any regulatory filing or approval other than filings, if any, required pursuant to the Securities Exchange Act of 1934, as amended.

   3. Representations and Warranties of Parent. Parent represents and warrants to Stockholder as follows:

     (a) This Agreement has been duly executed and delivered by Parent. Assuming the due authorization, execution and delivery of this Agreement by the Stockholder, this Agreement constitutes the valid and binding agreement of Parent enforceable against Parent in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles. The execution and delivery of this Agreement by Parent does not and will not conflict with any agreement, order or other instrument binding upon Parent, nor require Parent to make or obtain any regulatory filing or approval other than filings, if any, required pursuant to the Securities Exchange Act of 1934, as amended.

   4. Affiliate Letter. The Stockholder agrees to execute and deliver on a timely basis an Affiliate Letter in the form of Exhibit 5.4(a) to the Merger Agreement, when and if requested by Parent.

   5. Termination. The obligations of the Stockholder hereunder shall terminate upon the first to occur of (A) the termination of the Merger Agreement pursuant to Section 7.1 thereof, (B) the Effective Time, and (C) an amendment to the Merger Agreement that results in a change in the Merger Consideration that is materially adverse to Stockholder; provided, however, that, if the Merger Agreement is terminated by Parent pursuant to (i) Section 7.1(c) of the Merger Agreement, but only in the event of a wilful breach by the Company, or (ii) Section 7.1(b), 7.1(e) or 7.1(f) of the Merger Agreement, this Agreement shall not terminate until the first anniversary of the termination of the Merger Agreement.

   6. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

   7. Successors, Assigns and Transferees Bound. Any successor, assignee or transferee shall be bound by the terms hereof, and the Stockholder shall take any and all actions necessary to obtain and deliver to Parent (i) the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof and (ii) an Affiliate Letter in the form of Exhibit 5.4(a) to the Merger Agreement, in each case, prior to such succession, assignment or transfer.

   8. Remedies. The Stockholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm. Accordingly, the Stockholder agrees that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

   9. Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

   10. Amendment. This Agreement may be amended only by means of a written instrument executed and delivered by both the Stockholder and Parent.

   11. Governing Law. This Agreement shall be governed by, and construed in accordance in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

   12. Submission to Jurisdiction. Each party hereto hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement or any of the transactions contemplated hereby to the exclusive jurisdiction of the courts of the United States and the jurisdiction of the courts of the State of Delaware and waives any and all objections to jurisdiction that it may have under the laws of the State of Delaware or the United States and any claim or objection that any such court is an inconvenient forum.

   13. Capitalized Terms. Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

   14. Counterparts. For the convenience of the parties, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   15. No limitation on Actions of the Stockholder as Director. In the event the Stockholder is, or has an employee serving as, a director of the Company, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require the Stockholder or such employee to take or in any way limit any action that the Stockholder or such employee may take to discharge the Stockholder's or such employee's fiduciary duties as a director of the Company.

   IN WITNESS WHEREOF, Stockholder has signed this Agreement as of the date noted above.

                                              /s/
                                          -------------------------------------
                                          Name:

                                          Number of shares of Company Common
                                          Stock owned beneficially and of
                                          record by the Stockholder on the
                                          date hereof:

Accepted and Agreed to
as of the date set forth above:

Concord EFS, Inc.

  /s/ Edward T. Haslam
By: _________________________________
   Name: Edward T. Haslam

   Title: Chief Administrative Officer

                                                                         ANNEX C

                            DELAWARE CODE ANNOTATED

                             TITLE 8. CORPORATIONS

                       CHAPTER 1. GENERAL CORPORATION LAW

                     SUBCHAPTER IX. MERGER OR CONSOLIDATION

(S) 262 APPRAISAL RIGHTS.

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D

                                                                  April 12, 2000

Board of Directors
Cash Station, Inc.
200 South Wacker Drive
Suite 1000
Chicago, IL 60606

Members of the Board:

   Cash Station, Inc. (the "Company"), Concord EFS, Inc. ("Parent"), and SWCI Acquisition Corp., a wholly-owned subsidiary of Parent ("Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Sub will be merged with and into the Company (the "Merger"). In connection with the Merger, each share of common stock of the Company ("Company Common Stock") issued and outstanding immediately prior to the acceptance for filing of a Certificate of Merger with the Secretary of the State of Delaware (the "Effective Time") shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 2.6982 validly issued, fully paid and nonassessable shares of Parent Common Stock (the "Consideration"). Except for cash payable in lieu of fractional shares, 100 percent of the Consideration shall be paid in the form of shares of common stock, $0.33 1/3 par value per share, of Parent ("Parent Common Stock").

   The Parent Common Stock shall be valued at the quotient (calculated to the nearest hundredth) of (i) the sum for all trading days during the period of twenty (20) consecutive trading days (the "Calculation Period") ending at the end of the fifth trading day immediately preceding the scheduled closing date of the Merger (the "Closing Date") of (x) the average of the high and low sales price as reported on the Nasdaq National Market System ("Nasdaq") of a share of Parent Common Stock on each such day, multiplied by (y) the trading volume as reported on Nasdaq of shares of Parent Common Stock on each such day, divided by (ii) the sum of the trading volumes as reported on Nasdaq of shares of Parent Common Stock for all such days during the Calculation Period (the "Parent Average Price"). The ratio of shares of Parent Common Stock issuable for each share of Company Common Stock is referred to as the "Exchange Ratio," and will be calculated to four decimal places.

   In the event the Parent Average Price is less than $22.40, then the Exchange Ratio shall be increased to the number obtained by dividing (x), the quotient obtained by dividing $56 million by the Parent Average Price, by (y), the Company Diluted Share Number (as defined in the Agreement), and all references to the Exchange Ratio shall be deemed to be to the Exchange Ratio as so increased; provided, however, that in the event the Parent Average Price is less than $20.00, then the Exchange Ratio shall be the number obtained by dividing (x) 2.8 million by (y) the Company Diluted Share Number, and all references to the Exchange Ratio shall be deemed to be to the Exchange Ratio as so adjusted. Notwithstanding the foregoing, no fractional shares of Parent Common Stock will be issued as a result of the Merger, and in lieu of the issuance of fractional shares, cash will be paid to the holders of the Company Common Stock in respect of any fractional share that would otherwise be issued based on the closing price of the Parent Common Stock on the Closing Date.

   You have asked us whether, in our opinion, the proposed consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's audited financial statements and related financial information for the three fiscal years ended December 31, 1999;

   (2) Reviewed Parent's Annual Reports to Shareholders, Annual Reports on Forms 10-K and related financial information for the three fiscal years ended December 31, 1999, and other documents;

   (3) Reviewed and discussed with management of the Company and Parent, respectively, certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and Parent, respectively furnished to us by each party before and after giving effect to the Merger;

   (4) Reviewed the reported prices and trading activity for shares of Parent Common Stock and compared them with those of certain publicly-traded companies which we deemed to be reasonably similar to Parent;

   (5) Compared financial and operating data of the Company and Parent to financial and operating data of certain publicly-traded companies which we deemed reasonably similar to the Company and Parent, respectively;

   (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

   (7) Reviewed a draft dated April 5, 2000 of the Agreement;

   (8) Participated in discussions with the legal advisors of the Company; and,

   (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general and industry specific economic, market and monetary conditions.

   In our review and analysis and in preparing our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by the Company or otherwise made available to us, and we have no reason to believe it is not accurate and complete. We have not undertaken independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of Company or Parent, and we have not made or obtained any independent valuations or appraisals of any such properties or facilities.

   With respect to the financial forecasts of the Company and Parent provided to us by management of the two companies, respectively, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the senior management of the Company and Parent as to the future financial performance of the respective companies and have not undertaken any independent analysis to verify the reasonableness of the assumptions underlying such forecasts. Our opinion is necessarily based upon information currently available to us and on economic, financial, market and other conditions as they exist and can be evaluated as of the date hereof. No limitations were imposed on or instructions given by either the Company or Parent with respect to our investigation or the procedures we followed in rendering our opinion, and the managements of the Company and Parent, respectively, cooperated fully in connection with our investigation.

   Our firm is experienced in providing advice in connection with mergers and acquisitions and related transactions. We have acted as financial advisor to the Company in connection with the Merger and will be paid a fee for our services as financial advisor. In addition, the Company has agreed to indemnify us for certain liabilities arising out of this engagement.

   Based upon and subject to the foregoing, we are of the opinion that the consideration to be received as a result of the Merger by the holders of Company Common Stock is fair from a financial point of view to such holders.

   Our advisory services and the opinion expressed herein are provided for the use of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Merger. Our opinion does not address the relative merits of the Merger or alternative business strategies that may be available to the Company, and we express no opinion herein as to the price at which Parent shares may trade following the announcement or consummation of the Merger. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly, referred to or communicated by you in any manner without our prior written approval and this opinion must be treated as confidential.

                                          Very truly yours,

                                          First Annapolis Capital, Inc.

                                             /s/ Lee E. Manfred
                                          By:__________________________________

                                              Principal
                                          Title: ______________________________

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law (DGCL) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

   In accordance with the DGCL, the registrant's Restated Certificate of Incorporation, as amended, contains a provision to limit the personal liability of the registrant's directors for violation of their fiduciary duty. This provision eliminates each director's liability to the registrant or its stockholders for monetary damages except to the extent provided by the DGCL (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

   The registrant's by-laws provide for indemnification of the registrant's officers and directors to the fullest extent permitted by applicable law. In addition, the registrant maintains insurance policies which provide coverage for its officers and directors in certain situations where the registrant cannot directly indemnify such officers or directors.

Item 21. Exhibits and Financial Statement Schedules

(a) The following is a list of Exhibits included as part of this registration statement. Concord agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request. Items marked with an asterisk are filed herewith.

     2.1 Agreement and Plan of Merger dated as of April 12, 2000 among Concord EFS, Inc., SWCI Acquisition Corp. and Cash
               Station, Inc. (included as Annex A to the proxy statement and prospectus).*
     2.2 Form of Stockholder Agreement dated as of April 12, 2000 between Concord EFS, Inc. and certain stockholders of Cash
               Station, Inc. (included as Annex B to the proxy statement and prospectus).*
     5.1 Opinion of Sidley & Austin, as to the legality of the securities being registered.*
     8.1 Opinion of Sidley & Austin, as to certain United States federal income tax consequences of the merger.

      8.2      Opinion of Skadden, Arps, Slate, Meagher & Flom
               (Illinois), as to certain United States federal income tax consequences of the merger.
     23.1      Consent of Ernst & Young LLP*
     23.2      Consent of Deloitte & Touche LLP*
     23.3 Consent of Sidley & Austin (included in Exhibit 5.1 to this Registration Statement).*
     23.4 Consent of Sidley & Austin (included in Exhibit 8.1 to this Registration Statement).
     23.5      Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois)
               (included in Exhibit 8.2 to this Registration Statement).
     23.6      Consent of First Annapolis Capital, Inc.*
     24.1      Powers of Attorney*
     99.1      Form of proxy card to be mailed to holders of Cash
               Station, Inc. common stock.*
     99.2 Opinion of First Annapolis Capital, Inc. as to the fairness of the consideration to be received by Cash
               Station stockholders in the merger (included as Annex D to the proxy statement and prospectus).*

--------
   * Filed herewith

   (b) Financial Statements of Cash Station, Inc.

   (c) Not Applicable.

Item 22. Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Memphis, State of Tennessee on June 14, 2000.

                                          Concord Efs, Inc.

                                                  /s/ Dan M. Palmer
                                          By: _________________________________
                                                        Dan M. Palmer
                                             Chairman of the Board of Directors
                                                 and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                         Capacity                   Date
             ---------                         --------                   ----


       /s/ Dan M. Palmer             Chairman of the Board of        June 14, 2000
____________________________________  Directors and, Chief
           Dan M. Palmer              Executive Officer
                                      (Principal Executive
                                      Officer)

      /s/ Edward T. Haslam           Chief Financial Officer         June 14, 2000
____________________________________  (Principal Financial and
          Edward T. Haslam            Accounting Officer)

    /s/ Edward A. Labry III          President and Director          June 14, 2000
____________________________________
        Edward A. Labry III

    /s/ Douglas C. Altenbern         Director                        June 14, 2000
____________________________________
        Douglas C. Altenbern

     /s/ Richard Buchignani          Director                        June 14, 2000
____________________________________
         Richard Buchignani

     /s/ Richard M. Harter           Director                        June 14, 2000
____________________________________
         Richard M. Harter

        /s/ Joyce Kelso              Director                        June 14, 2000
____________________________________
            Joyce Kelso

      /s/ Richard Kiphart            Director                        June 14, 2000
____________________________________
          Richard Kiphart

      /s/ Jerry D. Mooney            Director                        June 14, 2000
____________________________________
           Jerry D. Mooney

    /s/ Paul L. Whittington          Director                        June 14, 2000
____________________________________
        Paul L. Whittington

                               INDEX TO EXHIBITS

 2.1  --Agreement and Plan of Merger dated as of April 12, 2000 among
       Concord EFS, Inc., SWCI Acquisition Corp. and Cash Station, Inc.
       (included as Annex A to the proxy statement and prospectus).*


 2.2  --Form of Stockholder Agreement dated as of April 12, 2000 between
       Concord EFS, Inc. and certain stockholders of Cash Station, Inc.
       (included as Annex B to the proxy statement and prospectus).*

 5.1 --Opinion of Sidley & Austin, as to the legality of the securities being registered.*

 8.1 --Opinion of Sidley & Austin, as to certain United States federal income tax consequences of the merger.

 8.2 --Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois), as to certain United States federal income tax consequences of the merger.

 23.1 --Consent of Ernst & Young LLP*

 23.2 --Consent of Deloitte & Touche LLP*

 23.3 --Consent of Sidley & Austin (included in Exhibit 5.1 to this
       Registration Statement).*

 23.4 --Consent of Sidley & Austin (included in Exhibit 8.1 to this
       Registration Statement).

 23.5 --Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois)
       (included in Exhibit 8.2 to this Registration Statement).

 23.6 --Consent of First Annapolis Capital, Inc.*

 24.1 --Powers of Attorney*

 99.1 --Form of proxy card to be mailed to holders of Cash Station, Inc.
       common stock.*

 99.2 --Opinion of First Annapolis Capital, Inc. as to the fairness of the consideration to be received by Cash Station stockholders in the merger (included as Annex D to the proxy statement and prospectus)*

--------
*Filed herewith